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As filed with the Securities and Exchange Commission on January 5, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AVIZA TECHNOLOGY, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3559 (Primary Standard Industrial Classification Code Number)	20-1979646 (I.R.S. Employer Identification Number)

Aviza Technology, Inc.
440 Kings Village Road
Scotts Valley, CA 95066
(831) 438-2100
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

Patrick C. O'Connor
Executive Vice President and Chief Financial Officer
Aviza Technology, Inc.
440 Kings Village Road
Scotts Valley, CA 95066
(831) 438-2100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Christopher L. Kaufman, Esq. Andrew S. Williamson, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600	Stanton D. Wong, Esq. David R. Lamarre, Esq. Pillsbury Winthrop Shaw Pittman LLP P.O. Box 7880 San Francisco, CA 94120 (415) 983-1000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $0.0001 per share	$30,000,000	$3,210

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 5, 2007

PROSPECTUS

4,000,000 Shares

Common Stock

        We are offering 4,000,000 shares of our common stock. Our common stock is quoted on the Nasdaq Global Market under the symbol "AVZA." On January 3, 2007, the last reported sale price per share of our common stock on the Nasdaq Global Market was $4.37 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 6 of this prospectus.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to Aviza	$	$

        We have granted Needham & Company, LLC the right to purchase up to an additional 600,000 shares of our common stock to cover over-allotments.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

Needham & Company, LLC

The date of this prospectus is                            , 2007.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

        Celsior™, Verano™, Sigma fxP™ and Omega fxP™ are trademarks of Aviza Technology, Inc. in the United States and other countries. This prospectus also includes other trademarks of Aviza Technology, Inc.

i

PROSPECTUS SUMMARY

        This summary highlights certain information included elsewhere in this prospectus and does not contain all of the information that you should consider before making a decision to purchase shares of our common stock. You should read this summary together with the more detailed information included elsewhere or incorporated by reference in this prospectus, including the risks discussed in "Risk Factors" and our consolidated financial statements and related notes. Except as otherwise indicated, the information in this prospectus assumes that the underwriter will not exercise its over-allotment option.

        As used in this prospectus, unless otherwise expressly stated or the context otherwise indicates, all references to "Aviza," "we," "us," "our" and "ourselves" shall mean Aviza Technology, Inc., together with its consolidated subsidiaries.

Aviza Technology, Inc.

        We design, manufacture, sell and support advanced semiconductor capital equipment and process technologies for the global semiconductor industry and related markets. Our systems are used in a variety of segments of the semiconductor market, such as advanced silicon for memory devices, advanced 3-D packaging and power integrated circuits, or ICs, for communications. We focus our efforts on designing systems that enable device manufacturers to meet today's challenging technology and manufacturing requirements. We offer both front-end-of-line and back-end-of-line systems and process technologies used for the aforementioned markets addressing critical thin film formation technologies, including atomic layer deposition, or ALD, physical vapor deposition, or PVD, chemical vapor deposition, or CVD, plasma etch, or Etch, and thermal processing systems.

        Our customer base is geographically diverse and includes both integrated device manufacturers and foundry-based manufacturers. We have a broad installed base, with approximately 2,500 systems in active operation for which we are providing ongoing parts and services worldwide. We believe that these systems are installed at many of the world's semiconductor manufacturers, including a majority of the top 25 semiconductor manufacturers around the world. We sell our systems globally primarily through a direct sales force and in some instances through local independent sales representatives. Our global sales and support organization is focused on developing and nurturing long-term customer relationships. Our largest customers by net sales for our fiscal year ended September 29, 2006 were Inotera Memories, Inc., Infineon Technologies AG (including Qimonda AG, formerly the DRAM division of Infineon Technologies AG), Semiconductor Manufacturing International Corporation, United Microelectronics Corporation and Winbond Electronics Corporation.

Industry Overview

        The design and manufacture of semiconductor devices involve a complex and capital-intensive multi-step process. This process involves different types of capital equipment used to manufacture, assemble and test these devices. For example, to build an IC, transistors are first created on a wafer, such as silicon, by performing a series of deposition, patterning and selective removal of unwanted layers. Interwoven within these steps are multiple thermal treatments to stabilize or activate various layers. These early fabrication process steps are typically called front-end-of-line processing. Following front-end-of-line processing, the transistors are microscopically wired together through the formation of interconnected metal layers and insulating dielectric materials, known as back-end-of-line processing. Each process step, which may be performed multiple times, is subject to a tightly controlled series of chemical, thermal and lithographic processes in order to yield a fully functional IC.

        Semiconductor designers and manufacturers are under increasing pressure to bring high-quality and increasingly complex devices to market faster and at lower cost. They must also continue to improve device performance while controlling or minimizing capital expenditures. This becomes more critical as cost-effective scaling presents significant challenges. As a result, device companies are beginning to rely heavily on non-scaling techniques such as new film materials and new device structures to deliver improved device performance. Capital equipment plays an important role in enabling device designers and manufacturers to lower their overall costs, get products to market quickly and improve the product's quality and reliability. As a direct result of the increasing pressure placed on designers and manufacturers to keep pace with Moore's Law, which predicts that for minimum component cost, the number of transistors on an IC doubles every 24 months, capital equipment suppliers are facing new challenges in meeting their needs.

        The key challenges that capital equipment manufacturers like Aviza must address include:

  •
  New Materials;

  •
  Advanced Packaging Requirements;

  •
  Low Cost of Ownership;

  •
  Time-to-Market Pressures; and

  •
  Shrinking Device Features.

Our Solutions

        We deliver a broad range of capital equipment and process technologies to serve the needs of a wide range of device manufacturers. In addition to providing the high product performance expected by our customers, we believe maintaining the quality standards of our organization and our worldwide service and support are important to meeting these needs. We believe our customers choose our products because of the following factors:

        Advanced Film Development and Process Technology.    Our continued development of process technologies, such as our ALD systems, enables semiconductor manufacturers to use new materials necessary to manufacture and package next-generation devices. Our systems have been developed with proprietary technologies, such as our Across-Flow and Direct Liquid Injection technology, which enable the use of advanced materials.

        Low Cost of Ownership.    Our systems are designed to improve the yield, throughput and utilization of semiconductor manufacturing facilities. Our systems offer integrated process technology, extendibility and optimized process flow to help IC makers achieve their overall cost-of-ownership and functionality objectives.

        Worldwide Customer Service and Support.    Our goal is to provide our customers with global technical service, in-depth process engineering support and rapid delivery of our systems and parts. We provide customer support through our global service organization 24 hours per day, seven days per week. In addition, we have multiple parts depots around the world to support our installed base of systems.

        Focus on Customer Relationships and Strategic Alliances.    We believe that our regular dialogue with our customers and our visibility of their technology roadmaps allow us to serve their needs effectively. We also work to develop strategic alliances with equipment and materials suppliers to the semiconductor industry to produce next-generation films and processes in order to keep pace with the International Technology Roadmap for Semiconductors.

Our Strategy

        Our objective is to be a leading provider of advanced capital equipment and process technologies to semiconductor manufacturers in our served markets. To achieve this objective, our strategy is comprised of the following elements:

  •
  Provide our customers with a broad range of systems, such as our ALD, PVD, CVD, Etch and thermal processing systems, to address multiple film formation requirements;

  •
  Further penetrate our existing customer base by seeking opportunities to sell our customers systems from our expanding portfolio of systems that they are not already purchasing from us;

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  Expand our customer base in the DRAM and flash markets with our ALD systems;

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  Target the advanced packaging market with an integrated solution of PVD, CVD and Etch systems;

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  Capitalize on our field service infrastructure in order to continue to understand our customers' current and future needs, while delivering a positive customer experience throughout the product life cycle; and

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  Continue to drive cost-reduction initiatives, including the improvement of our global supply chain and reduction in materials costs.

Company Information

        Our principal executive offices are located at 440 Kings Village Road, Scotts Valley, California 95066, and our telephone number is (831) 438-2100. Our website address is www.avizatechnology.com, although the information on our website does not constitute a part of this prospectus, and we are not incorporating information on our website into this prospectus.

The Offering

Common stock offered by us	4,000,000 shares.
Common stock to be outstanding after this offering	20,150,752 shares.
Use of proceeds
We intend to use the net proceeds from this offering for working capital, research and development and other general corporate purposes, which may include repaying borrowings under our mortgage and revolving lines of credit. See "Use of Proceeds."
Nasdaq Global Market symbol	AVZA

        The number of shares of our common stock to be outstanding after this offering is based on 16,150,752 shares of our common stock outstanding as of January 2, 2007 but excludes:

  •
  3,858,231 shares of common stock issuable upon exercise of stock options outstanding as of January 2, 2007 with a weighted average exercise price of $4.92 per share;

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  406,725 shares of common stock issuable upon exercise of warrants outstanding as of January 2, 2007 with a weighted average exercise price of $28.31 per share; and

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  1,011,338 shares of common stock reserved as of January 2, 2007 for future issuance under our stock plans.

Summary Consolidated Financial Data

        The summary consolidated statement of operations data for the period from October 7, 2003 through September 24, 2004 and the fiscal years ended September 30, 2005 and September 29, 2006 and the summary consolidated balance sheet data as of September 29, 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	October 7, 2003 through September 24, 2004	Fiscal Year Ended
		September 30, 2005	September 29, 2006
	(in thousands, except share and loss per share amounts)
Consolidated Statement of Operations Data:
Net sales	$77,698	$171,209	$160,860
Cost of goods sold	59,716	144,428	116,548

Gross profit	17,982	26,781	44,312

Operating expenses:
Research and development	18,311	21,126	25,311
Selling, general and administrative	17,353	17,140	27,312
In-process research and development	—	—	373

Total operating expenses	35,664	38,266	52,996

Loss from operations	(17,682)	(11,485)	(8,684)

Other income (expense):
Interest income	22	17	194
Interest expense	(1,334)	(4,017)	(5,517)
Other income (expense), net	—	11	(100)

Total other expense	(1,312)	(3,989)	(5,423)

Loss before income taxes	(18,994)	(15,474)	(14,107)
Income taxes	662	539	581

Net loss	$(19,656)	$(16,013)	$(14,688)

Loss per share:
Basic and diluted	$(96.45)	$(42.22)	$(1.31)

Weighted average common shares:
Basic and diluted	203,791	379,319	11,209,200

	September 29, 2006
	Actual	As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,722	$26,608
Total assets	129,106	144,992
Short term borrowings and current portion of note payable	28,632	28,632
Long term obligations	6,256	6,256
Stockholders' equity	38,894	54,780

        The as adjusted consolidated balance sheet data above gives effect to our receipt of the estimated net proceeds from the sale of 4,000,000 shares of our common stock in this offering at an assumed public offering price of $4.37 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

RISK FACTORS

        You should carefully consider the risks described below before making a decision to invest in our common stock. These risks are not the only ones we face. Additional risks not presently known to us could also harm our business, financial condition and results of operations. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains and incorporates by reference forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face described below.

Risks Related to Our Business

        We may need to raise capital in order to support our operations, which capital may not be available on terms acceptable to us, or at all.

        As of September 29, 2006, we had cash and cash equivalents of approximately $10.7 million and short-term debt of approximately $28.6 million. We may need to raise capital from the sale of debt or equity securities or other sources in order to support our operations. We may not be able to obtain this capital on acceptable terms, or at all. If we issue additional equity or convertible debt securities to raise capital, your percentage ownership of Aviza will be reduced, and you may experience significant dilution. In addition, new investors in Aviza may demand rights, preferences or privileges that differ from, or are senior to, yours, including warrants in addition to the securities purchased and protection against future dilutive transactions.

        We are substantially leveraged, which could limit our ability to adjust our business to respond to competitive pressures and to obtain sufficient funds to satisfy our future manufacturing capacity and research and development needs.

        We have significant indebtedness. As of September 29, 2006, we had total debt of approximately $34.9 million, of which approximately $28.6 million was short-term. Our indebtedness could have serious consequences for our business, including limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate or other purposes.

        Our ability to pay the principal of, and interest on, our indebtedness and to make planned expenditures will depend on our future operating performance, which could be affected by changes in economic conditions and other factors, some of which are beyond our control. Our failure to comply with the covenants and other provisions contained in the agreements governing our indebtedness could result in events of default under these agreements, which in turn could permit our lenders to accelerate payment of our indebtedness. If we are at any time unable to generate sufficient cash flows from operations to service our indebtedness, we may be required to attempt to renegotiate the terms of our indebtedness, refinance all or a portion of our indebtedness or obtain additional financing. We cannot assure you that we will be able to successfully renegotiate or refinance our indebtedness or obtain any additional financing on acceptable terms, or at all.

        We have incurred losses since our inception, and we may never be able to achieve profitability.

        We incurred net losses of $14.7 million, $16.0 million and $19.7 million for the fiscal years ended September 29, 2006 (fiscal 2006), September 30, 2005 (fiscal 2005) and the fiscal period from October 7, 2003 through September 24, 2004 (fiscal 2004), respectively. As a result, we will need to increase our sales and reduce our costs in order to achieve profitability. However, we may never generate sufficient net sales or reduce our costs sufficiently to achieve profitability. Even if we achieve profitability, we may not have sustainable profitability on a quarterly or annual basis in the future. If we are unable to achieve and sustain profitability, we may be forced to implement expense reduction measures, including selling assets, consolidating operations, reducing our workforce or delaying, cancelling or reducing certain system development, marketing or other operational programs, any of which could harm our business.

        We receive most of our net sales from a small number of customers, and the loss of, or a significant reduction or fluctuation in, orders from those customers could seriously harm our business.

        For our fiscal year ended September 29, 2006, approximately 35% of our net sales were attributable to two customers and approximately 74% of our net sales were attributable to our top 10 customers. Winbond Electronics Corp. and Inotera Memories, Inc. accounted for 24% and 11% of our net sales in fiscal 2006, respectively. For our fiscal year ended September 30, 2005, approximately 69% of our net sales were attributable to three customers and approximately 84% of our net sales were attributable to our top 10 customers. Inotera Memories, Inc., Infineon Technologies AG and Winbond Electronics Corp. accounted for 43%, 15% and 11% of our net sales in fiscal 2005, respectively. We expect to continue to receive a substantial portion of our net sales from a small number of customers for the foreseeable future. If our largest customers delay, cancel or do not place orders, we may not be able to replace those orders with new orders. As we expect to configure our systems to customer specifications, changing, rescheduling or cancelling orders may result in significant non-recoverable costs. The loss of, or a significant reduction in, orders from any of our major customers could seriously harm our business.

        Claims or litigation regarding our intellectual property rights could seriously harm our business or require us to incur significant costs.

        In recent years, there has been significant litigation in the semiconductor equipment industry involving patents and other intellectual property rights. Infringement claims have been asserted against us and may be asserted against us in the future, and we may not be able to defend ourselves against such claims successfully. Any claim that our systems infringe the proprietary rights of others would force us to defend ourselves and possibly our customers against the alleged infringement. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their outcome, would likely be time-consuming and expensive to resolve and would divert management's time and attention. Any potential intellectual property litigation could force us to do one or more of the following:

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  lose or forfeit our proprietary rights;

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  stop manufacturing or selling systems that incorporate the challenged intellectual property;

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  obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all and may involve significant royalty payments;

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  pay damages and attorneys' fees in some circumstances; or

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  redesign those systems that use the challenged intellectual property.

        If we are forced to take any of these actions, our business could be severely harmed.

        On April 11, 2006, IPS, Ltd. filed a lawsuit against us in the United States District Court for the Central District of California. The complaint alleges that we improperly used IPS's confidential information to develop our Celsior single-wafer processing type atomic layer deposition technology. The complaint is for unspecified monetary damages, injunctive relief and an order rescinding the settlement and distributor agreements that we and IPS entered into in May 2004 in settlement of a prior lawsuit that IPS filed against ASML U.S., Inc. and us in March 2004 relating to assets that we acquired from ASML in October 2003. We intend to contest the lawsuit vigorously.

        Discovery in the litigation has not yet begun because the parties disagree about the proper forum in which to resolve the claims asserted by IPS. On May 12, 2006, we filed with the United States District Court for the Northern District of California a petition to compel arbitration in Santa Clara

County, California. On August 3, 2006, Judge Ware of the Northern District of California found that one or more of the claims asserted by IPS was likely arbitrable and ordered the parties to arbitration to determine which claims were properly subject to arbitration. On October 23, 2006, Judge Cooper of the Central District of California stayed proceedings pending resolution of the question of arbitrability. The parties are currently in the process of filing their pleadings in the arbitration.

        In the event of a negative outcome in this dispute, we may be required to discontinue sales of our Celsior system, forgo development of other atomic layer deposition systems and pay monetary damages and attorneys' fees, which could harm our business, financial condition and results of operations.

        We are subject to export regulations and could be required to pay substantial fines and penalties if we fail to comply with these regulations.

        We are subject to governmental regulations relating to the export of certain parts used in the manufacturing and maintenance of our systems. If we fail to comply with these regulations, we could be required to pay substantial fines and penalties.

        In November 2006, we discovered that we may have exported certain pressure transducers that are listed on the U.S. Bureau of Industry and Security's Commerce Control List without proper authorization, either in the form of an export license or pursuant to an exception to the Bureau of Industry and Security's export license requirements, and on December 20, 2006, we submitted our initial notification of a voluntary self-disclosure of possible export compliance problems to the Office of Export Enforcement in accordance with applicable Export Administration Regulations. We are currently conducting a review of all of our exports of pressure transducers since October 7, 2003, the date on which we commenced operations, in order to determine the nature and scope of the potential issue with respect to those pressure transducers. If, as a result of our review, we determine that we failed to comply with applicable U.S. export regulations, we may be required to pay civil fines and penalties to the U.S. government. Because we have not yet completed our review, we do not know whether we will ultimately have to pay any fines or penalties or, if we do, whether those fines or penalties will be substantial. If we have to pay substantial fines or penalties to the U.S. government, it could harm our financial condition and results of operations.

        The semiconductor industry is highly cyclical and unpredictable.

        Our business depends upon the capital expenditures of semiconductor manufacturers, which in turn depend on the current anticipated market demand for ICs and, in particular, the DRAM segment of the semiconductor industry, which accounted for a majority of our net sales for the year ended September 29, 2006. The semiconductor industry has historically been cyclical due to sudden changes in manufacturing capacity. These changes in capacity have affected the timing and amounts of our customers' capital equipment purchases and investments in technology, and continue to affect our orders, net sales, gross margins and results of operations.

        During periods of decreasing demand for IC manufacturing equipment, we must be able to align our cost structure appropriately with prevailing market conditions and motivate and retain key employees effectively. Conversely, during periods of increasing demand, we must have sufficient manufacturing capacity and inventory to meet customer demand and must be able to attract, retain and motivate a sufficient number of qualified individuals. If we are unable to align our cost structure with business conditions in a timely manner and manage our resources and production capacity effectively, it could harm our business, financial condition and results of operations.

        Because we lack long-term purchase commitments from our customers, our net sales and inventory could fluctuate from period to period, which could harm our results of operations.

        We generally do not enter into long-term purchase contracts with our customers. Our business is characterized by short-term purchase orders and shipment schedules, and our customers may cancel or delay their orders without penalty. As a result, it is difficult for us to forecast our net sales and to determine the appropriate levels of inventory that we need to carry in order to meet future demand. In addition, because we do not have long-term contracts with our customers, we forecast our net sales and plan our production and inventory levels based upon the demand forecasts of our customers, which are highly unpredictable and can fluctuate substantially. This could lead to increased inventory levels and increased carrying costs and risk of excess or obsolete inventory due to unanticipated reductions in purchases by our customers.

        Our deferred revenue from sales of our systems that constitute "new technology" and our backlog of customer orders may not result in future net sales.

        We defer revenue and any associated profit from the sale of newly introduced systems that are subject to contractual customer acceptance provisions and substantive installation obligations, which we refer to as "new technology," until our customer has acknowledged its acceptance of the system or the installation work is completed. If the system does not meet the agreed specifications and the customer refuses to accept the system, we will not realize the deferred revenue and any associated deferred profit and we may be required to refund any cash payments previously received from the customer, which may harm our business, financial condition and results of operations.

        We schedule the production of our systems based in part upon our backlog. Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date will not necessarily be indicative of actual sales for any future period. In addition, while we evaluate each customer order on a case-by-case basis to determine qualification for inclusion in backlog, we cannot assure you that amounts that we include in backlog will ultimately result in future sales. As a result, our backlog may not be a reliable indication of our future net sales. A reduction in backlog during any particular period, or the failure of our backlog to result in future net sales, could harm our business, financial condition and results of operations, and cause our net sales to fall below our expectations and the expectations of analysts and investors.

        We have long sales cycles for our systems, which may cause our results of operations to fluctuate from period to period.

        Our systems are technologically complex. Our prospective customers generally must commit significant resources to test and evaluate our systems and to install and integrate them into their manufacturing lines. In addition, our customers often require a significant number of system presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in our systems' performance and compatibility with their requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new systems. Our sales cycles often have lasted for many months or even years and require us to invest significant resources. In addition, we may incur significant costs in supporting evaluation equipment at customers' facilities, and orders expected in one quarter could shift to another quarter because of the timing of our customers' purchase decisions. All of these factors could cause our results of operations to fluctuate from period to period.

        Our results of operations may suffer if we fail to manage our inventory effectively.

        We need to manage our inventory of component parts, work-in-process and finished goods effectively to meet customer delivery demands at an acceptable risk and cost. Our customers are increasingly requiring very short lead times for delivery, which may require us to purchase and carry additional inventory. For both the inventories that support the manufacture of our systems and our spare parts inventories, if the customer demand we anticipate does not materialize in a timely manner, we will incur increased carrying costs and some inventory could become obsolete or otherwise unfit for sale, resulting in write-offs which would harm our results of operations. Conversely, if customer demand for our systems materializes more quickly than we anticipate, our inventories may be insufficient, which could result in lost sales opportunities that could harm our results of operations.

        We will not be able to compete effectively if we fail to address the technology needs of our customers.

        We operate in a highly competitive environment, and our future success is dependent upon our ability, in a timely and cost-effective manner, to:

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  develop and market new systems and technologies;

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  improve our existing systems and technologies;

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  expand into or develop equipment solutions for new markets for IC products;

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  achieve market acceptance and accurately forecast demand for our systems and technologies;

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  achieve cost efficiencies across our system offerings;

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  qualify new or improved systems for volume manufacturing with our customers; and

  •
  lower our customers' cost of ownership.

        We may not be able to forecast or respond accurately to the technological trends in the semiconductor industry or respond to specific product announcements by competitors that may be developing technologies and systems that are more effective or that achieve more widespread acceptance than ours. We also may not be able to develop strategic alliances with equipment and materials suppliers to the semiconductor industry to produce next-generation films and processes. In addition, we may incur substantial costs to ensure the functionality and reliability of our current and future systems. If our newly developed systems are unreliable or do not meet our customers' expectations, then we could experience reduced orders, higher manufacturing costs, delays in collecting accounts receivable or additional service and warranty expenses. Our failure to meet our customers' technology needs and other demands will impair our ability to compete effectively, which in turn could harm our business, financial condition and results of operations.

        Our competitors have greater financial resources and greater name recognition and therefore may compete more successfully.

        We face competition or potential competition from many companies that have greater resources than we have. If we are unable to compete effectively with these companies, our market share may decline and our business could be harmed. Virtually all of our principal competitors are substantially larger than we are and most of them have broader product lines than we do. These competitors have well-established reputations in the markets in which we compete, greater experience with high-volume manufacturing, broader name recognition, substantially larger customer bases and substantially greater financial, technical, manufacturing and marketing resources than we do. We also face potential competition from new market entrants, including established manufacturers in other segments of the semiconductor capital equipment market who may decide to diversify and develop and market products that compete with our system offerings.

        Semiconductor manufacturers are typically loyal to their existing semiconductor equipment suppliers, which may make it difficult for us to obtain new customers.

        Because semiconductor manufacturers must make substantial investments to install and integrate capital equipment into their semiconductor fabrication facilities, they tend to choose semiconductor equipment manufacturers based on established relationships, product compatibility and proven system performance.

        Once a semiconductor manufacturer selects a particular vendor's capital equipment, the manufacturer generally relies for a significant period of time upon the equipment from this vendor of choice for the specific production line application. To do otherwise creates risk for the manufacturer because manufacturing a semiconductor requires many process steps and a fabrication facility will contain many different types of machines that must work cohesively to produce products that meet the customers' specifications. If any piece of equipment fails to perform as expected, the customer could incur significant costs related to defective products, production line downtime or low production yields.

        Since most new fabrication facilities are similar to existing ones, semiconductor manufacturers tend to continue using equipment that has a proven track record. Based on our experience with our major customers, we have observed that once a particular piece of equipment is selected from a vendor, the customer is likely to continue purchasing that same piece of equipment from the vendor for similar applications in the future. Broadening our market share remains difficult due to choices made by customers that continue to be influenced by pre-existing bases installed by competing vendors. As a result, our ability to obtain new customers and additional orders may be limited.

        A semiconductor manufacturer frequently will attempt to consolidate its other capital equipment requirements with the same vendor. As a result, we may face narrow windows of opportunity to be selected as the "vendor of choice" by potential new customers. It may be difficult for us to sell to a particular customer for a significant period of time once that customer selects a competitor's product, and we may not be successful in obtaining broader acceptance of our systems and technology. If we are not able to achieve broader market acceptance of our systems and technology, it could harm our business, financial condition and results of operations.

        We depend upon sole suppliers for certain key components.

        Substantially all of our net sales have come from the sale of systems that contain key components that are available only from a single source or limited sources. As a result, we depend on a number of sole suppliers for key components used in the manufacturing of our systems. If we are unable to obtain timely delivery of sufficient quantities of these components, we will be unable to manufacture systems to meet customer demand on a timely basis. Most significantly, certain systems are designed around automation modules supplied by sole suppliers. Due to the high cost of these modules, we keep very few in inventory. Although we have never been unable to manufacture or ship a system due to an inability to obtain a component sourced from a sole supplier, if a sole supplier fails to deliver the component on a timely basis, delivery of certain systems could be delayed. If a sole supplier is unable to deliver any such components for a prolonged period of time, we may have to redesign certain systems. Redesigning systems could take significant time and be expensive, and we cannot assure you that we will be able to do so, or that customers will adopt the redesigned systems.

        Warranty claims in excess of our estimates could seriously harm our business.

        We offer a warranty on all of our systems. If our customers make claims under our warranties that exceed our estimates of the cost of our warranties, it could harm our business, financial condition and results of operations.

        If we deliver systems with defects, our credibility may be harmed, sales and market acceptance of our systems may decrease and we may incur liabilities associated with those defects.

        Our systems are complex and sometimes have contained errors, defects and bugs when introduced. If we deliver systems with errors, defects or bugs, our credibility and the market acceptance and sales of our systems could be harmed. Further, if our systems contain errors, defects or bugs, we may be required to expend significant capital and resources to alleviate these problems. Defects could also lead to commercial or product liability as a result of lawsuits against us or against our customers. We have agreed to product liability indemnities with some of our customers, and our product and commercial liability insurance policies currently provide only limited coverage per claim. In the event of a successful product liability or commercial claim, we could be obligated to pay damages that may not be covered by insurance or that significantly exceed our insurance coverage.

        Our employment costs in the short-term are fixed to a large extent, and therefore any unexpected shortfalls in net sales could harm our results of operations.

        Our operating expense levels are based in significant part on our headcount, which generally is driven by our long-term net sales goals. For a variety of reasons, particularly the high cost and disruption of layoffs and the costs of recruiting and training, our headcount in the short-term is fixed to a large extent. As a result, we may be unable to reduce our employment costs in a timely manner to compensate for any unexpected shortfalls in net sales, which could harm our results of operations.

        Our high spending levels on research and development and our need to maintain a high level of customer service and support could harm our results of operations.

        In order to remain competitive, we need to maintain high levels of investment in research and development, marketing and customer service, while at the same time controlling our operating expenses.

        The industry in which we operate is characterized by the need for continued investment in research and development as well as a high level of worldwide customer service and support. As a result of our need to maintain spending levels in these areas, our results of operations could be harmed if our net sales fall below expectations. In addition, because of the emphasis that we place on research and development and technological innovation, our operating expenses may increase further in the future, which could harm our results of operations.

        We cannot assure you that we will have sufficient resources to make a high level of investment in research and development, marketing and customer service while controlling our operating expenses or that our systems will be viewed as competitive as a result of technological advances by our competitors or changes in semiconductor processing technology. Any such competitive pressures may require us to reduce prices significantly or result in lost customer orders, which could harm our business, financial condition and results of operations.

        A disruption of our manufacturing operations could harm our business.

        Although we outsource the manufacturing for certain of our systems or sub-assemblies to third parties, we produce most of our systems at our manufacturing facilities in Scotts Valley, California and Newport, South Wales, U.K. In the event of a disruption of operations at our facilities, our third-party manufacturers would not be able to make up the capacity loss. Our manufacturing operations could be subject to disruption for a variety of reasons, including natural disasters, work stoppages, operational facility constraints and terrorism. Any such disruption could cause delays in shipments of systems to our customers, result in cancellation of customer orders or loss of customers and seriously harm our business.

        We outsource manufacturing and logistics activities to third-party service providers, which decreases our control over the performance of these functions.

        We currently outsource certain manufacturing and spare parts logistics functions to third-party service providers, and we may outsource more of those functions in the future. While we expect to achieve operational flexibility and cost savings as a result of this outsourcing, outsourcing has a number of risks and reduces our control over the performance of the outsourced functions. Significant performance problems by these third-party service providers could result in cost overruns, delayed deliveries, shortages, quality issues or other problems that could result in significant customer dissatisfaction and could harm our business, financial condition and results of operations.

        If for any reason one or more of these third-party service providers becomes unable or unwilling to continue to provide services of acceptable quality, at acceptable costs and in a timely manner, our ability to deliver our systems or spare parts to our customers could be severely impaired. We would quickly need to identify and qualify substitute service providers or increase our internal capacity, which could be expensive, time consuming and difficult, and could result in unforeseen operations problems. Substitute service providers might not be available or, if available, might be unwilling or unable to offer services on acceptable terms.

        If customer demand for our systems increases, we may be unable to secure sufficient additional capacity from our current service providers on commercially reasonable terms, if at all.

        Our requirements currently represent and are expected to continue to represent a small portion of the total capacities of our third-party service providers, and they may preferentially allocate capacity to other customers, even during periods of high demand for our systems. In addition, these third-party service providers could suffer financial difficulties or disruptions in their operations due to causes beyond our control.

        The semiconductor industry is global and has expanded within Asia. We have penetrated this market with some of our systems. If we are unable to continue to penetrate this market with those systems and penetrate this market with our other systems, our business could be harmed.

        The percentage of worldwide semiconductor production that is based in Asia is growing more rapidly than in other regions. Although we derived approximately 64%, 65% and 46% of our net sales for fiscal 2006, 2005 and 2004, respectively, from our sales to customers located in the Asia Pacific region, our brand recognition in the region is limited. In order to grow our business, we need to penetrate the region with the addition of new customers, new systems and the expansion of our relationships with our existing customers. We have traditionally sold our systems primarily through our direct sales force. Although we have a direct sales force and local representatives in the Asia Pacific region, we cannot assure you that we will be able to continue penetrating markets in this region. Our failure to continue to penetrate these markets, or failure to attract the additional personnel necessary to service new and existing customers, may harm our competitive position and our future business prospects.

        If we are unable to hire and retain a sufficient number of qualified personnel, our results of operations could be negatively affected.

        Our success depends in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations on a worldwide basis. We believe that our success is particularly dependent on the contributions of the principal members of our management, operations and engineering staff, including Jerauld Cutini, our President and Chief Executive Officer, Patrick O'Connor, our Executive Vice President and Chief Financial Officer, and John Macneil, our Executive Vice President and Chief Technology Officer. We do not have long-term employment contracts with these or any of our other key personnel, and their knowledge of our business and industry would be extremely difficult for us to replace. Competition for qualified personnel is intense, particularly in the San Francisco Bay Area, where our headquarters is located, and we cannot assure you that we will be able to continue to attract and retain qualified personnel. Our results of operations could be negatively affected by our loss of key executives or employees or our inability to attract and retain skilled executives and employees.

        Changes in accounting standards for equity-based compensation may adversely affect our results of operations and our ability to attract and retain employees.

        Our adoption of SFAS No. 123(R) required us to expense all equity-based compensation that we provide to our employees and directors beginning with our fiscal quarter ended December 30, 2005. The environment for skilled employees that are knowledgeable about our systems and services is a competitive one, and we believe that equity-based compensation is an important part of the overall compensation that we offer to attract and retain such employees. SFAS No. 123(R) has adversely affected and will continue to adversely affect our results of operations. If we decide to decrease the amounts of equity-based compensation that we offer to our current and prospective employees on account of the related expenses that we have to incur as a result of SFAS No. 123(R), it could impair our ability to attract and retain employees.

        Our ability to compete could be jeopardized by our inability to protect our intellectual property rights from challenges by third parties.

        Our success and ability to compete depend in large part upon protecting proprietary technology. We have relied on a combination of patent, trade secret, copyright and trademark laws, non-disclosure and other contractual agreements and technical measures to protect our proprietary rights.

        We cannot assure you that patents will be issued on pending patent applications or that competitors will not be able legitimately to ascertain proprietary information embedded in our systems that is not covered by patent or copyright. If this happens, we may not be able to prevent the competitor from using this information.

        In addition, if we assert patent rights against a competitor's product, we cannot assure you that any claim in any patent will be sufficiently broad nor, if sufficiently broad, that the patent will not be challenged, invalidated or circumvented. We may not have sufficient resources to establish, monitor and protect our rights. Failure to protect our intellectual property rights could harm our business.

        Our efforts to protect our intellectual property may be less effective in some foreign countries where intellectual property rights are not as well protected as in the United States.

        We derived a significant portion of our fiscal 2006 net sales from sales in foreign countries, including certain countries in Asia such as Singapore, Taiwan, Japan, Malaysia, China and Korea. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial problems in protecting their proprietary rights against infringement in such countries, some of which are countries in which we have sold and in which we expect to continue to sell systems. For example, Taiwan is not a signatory to the Patent Cooperation Treaty, which is designed to specify rules and methods for defending intellectual property internationally. In Taiwan, the publication of a patent prior to its filing would invalidate the ability of a company to obtain a patent. There is a risk that our means of protecting our proprietary rights may not be adequate in some foreign countries. Our competitors in these countries may independently develop similar technology or duplicate our systems. If we fail to protect our intellectual property adequately in those countries, it would be easier for our competitors to sell competing products in those countries.

        We will be required to spend significant time, money and other resources to determine whether our internal control over financial reporting is effective. If we are unable to achieve and maintain effective internal control over financial reporting, the value of your investment in Aviza could decline.

        Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that beginning with our Annual Report on Form 10-K for our fiscal year ending in September 2008, we must furnish a report on our internal control over financial reporting. This report will contain an assessment by our management of the effectiveness of our internal control over financial reporting. Beginning with our Annual Report on Form 10-K for our fiscal year ending in September 2009, this report will also contain an opinion by our independent registered public accounting firm as to our management's assessment of our internal control over financial reporting and the effectiveness of our internal control over financial reporting.

        We identified material weaknesses in our internal control over financial reporting as of the end of fiscal 2004, and Trikon Technologies, Inc., or Trikon, with which we completed our merger transaction in December 2005, restated its financial statements in May 2005 as a result of Trikon's identification of errors which resulted in material weaknesses in its internal control over financial reporting. As a result of our and Trikon's identified material weaknesses, we face a significant challenge in ensuring our operations are designed in a manner that is consistent with the framework of internal control established by the Committee of Sponsoring Organization of the Treadway Commission.

        Our internal control over financial reporting may not be considered effective if, among other things:

  •
  any material weaknesses in our internal control over financial reporting exist;

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  we fail to evaluate key controls in a timely fashion; or

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  we fail to remediate assessed deficiencies.

        If management asserts that our internal control over financial reporting is ineffective, or if our independent registered public accounting firm expresses an adverse opinion on management's assessment or that our internal control over financial reporting is ineffective, the value of your investment in Aviza could decline.

        We will not be required to furnish a report on our internal control over financial reporting until December 2008.

        We are not currently required to furnish a report on our internal control over financial reporting pursuant to the SEC's rules under Section 404 as part of the Annual Reports that we file on Form 10-K. These rules will apply to us when we file our Annual Report on Form 10-K for our fiscal year ending in September 2008, which we are required to file in December 2008. As a result, we cannot assure you that our internal control over financial reporting is effective, and you will not have a report from us to that effect until December 2008, and our independent registered public accounting firm will not have to provide their attestation on our management's report or their opinion as to the effectiveness of our internal control over financial reporting until December 2009.

        Our results of operations could be negatively affected by currency fluctuations.

        Although our net sales are generally denominated in U.S. dollars and we report our results of operations in U.S. dollars, our Newport, South Wales operations are based in the United Kingdom and most of the operating expenses attributable to those operations are incurred in British pounds. As a result, a significant portion of our costs are subject to currency fluctuations. Accordingly, if the British pound increases in value against the U.S. dollar, our operating expenses as a percentage of our net sales will increase and our gross margins will decline. In addition, our sales in Japan and other foreign service sales are denominated in local currency. As a result, fluctuations in those local currencies could also have an impact on our results of operations.

        Because we have significant operations outside of the United States, we are subject to political, economic and other international conditions that could increase our operating expenses and the regulation of our systems and make it more difficult for us to maintain operating and financial controls.

        We have manufacturing facilities in Newport, South Wales, U.K., and sales and service offices in many other countries. In addition, approximately 64% of our net sales for fiscal 2006 were derived from sales in the Asia Pacific region. In recent years, Asian economies have been highly volatile and recessionary, resulting in significant fluctuations in local currencies and other instabilities. Instabilities in Asian economies may continue and recur in the future or instability could occur in other foreign economies, any of which could harm our business, financial condition and results of operations.

        Our exposure to the business risks presented by Asian economies and other foreign economies will increase to the extent we continue to expand our global operations. Our international operations will continue to subject us to a number of risks, including:

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  longer sales cycles;

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  multiple, conflicting and changing governmental laws and regulations;

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  protectionist laws and business practices that favor local companies;

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  price and currency exchange rates and controls;

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  difficulties in collecting accounts receivable;

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  travel and transportation difficulties resulting from actual or perceived health risks, such as Severe Acute Respiratory Syndrome and Avian Influenza, commonly referred to as SARS and Bird Flu, respectively; and

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  political and economic instability.

        Any of these risks could harm our business, financial condition and results of operations.

        Our operations are subject to health and safety and environmental laws that may expose us to liabilities for noncompliance.

        We are subject to a variety of governmental regulations relating to the use, storage, discharge, handling, manufacture and disposal of all materials present at, or are output from, our facilities, including toxic or other hazardous chemical byproducts of the manufacturing processes. We are also subject to governmental regulations affecting the content, reuse, recycling, distribution and labeling of systems and parts containing hazardous materials. Environmental claims, or failure to comply with any present or future regulations, could result in significant costs to remediate, the assessment of damages or imposition of fines, the suspension of production of certain systems or the cessation of operations.

        New regulations could require the purchase of costly equipment or the incurrence of other significant expenses. Failure to control the use or adequately restrict the discharge of hazardous substances could subject us to future liabilities, which could negatively affect our financial condition and results of operations.

        We own and operate a facility located in Scotts Valley, California, or the Scotts Valley Site, which is currently subject to an Administrative Order on Consent, or Consent Order, dated as of July 16, 1991 entered into by Watkins-Johnson Company (now WJ Communications, Inc.), a prior owner of the Scotts Valley Site, and the United States Environmental Protection Agency. The Scotts Valley Site is listed on the National Priorities List as the "Watkins-Johnson Superfund Site" pursuant to the Comprehensive Environmental Response Compensation and Liability Act. The contamination on the Scotts Valley Site includes chlorinated solvents in soil and groundwater. The site is being remediated under the terms of an agreement under which an environmental consultant, ARCADIS Geraghty & Miller International, has agreed to complete the work, and an insurance policy is in place to cover certain remediation costs. If, however, ARCADIS, WJ Communications and the insurance provider fail to fulfill their obligations, we could be subject to substantial fines and be forced to suspend production, alter manufacturing processes or cease business operations, any of which could harm our business, financial condition or results of operations.

        Our ability to use net operating losses to offset future taxable income is subject to limitations.

        In general, under Section 382 of the Internal Revenue Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. A corporation generally undergoes an "ownership change" if the percentage of stock of the corporation owned by one or more of its 5% stockholders (where all stock owned by stockholders who are not 5% stockholders generally is treated as owned by one or more 5% stockholders) has increased by more than 50 percentage points over a three-year period.

        Trikon's net operating losses are subject to limitations arising from previous ownership changes and will be subject to additional limitations as a result of our merger transaction with Trikon. Our existing net operating losses also may be subject to limitations, and our merger transaction with Trikon may have resulted in our undergoing an ownership change, thus potentially further limiting our net operating losses. It is impossible for us to ensure that we will not experience an ownership change in the future because changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Internal Revenue Code.

        Generally, the limitations on our ability to use either our or Trikon's pre-merger transaction NOLs to offset future taxable income are expected to be significant, and thus our liability for future U.S. federal income taxes may be materially higher than that liability would have been absent such limitations. Similar rules may apply for foreign and state income tax purposes as well.

        Business interruptions could adversely affect our business.

        Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. A disaster could severely damage our ability to deliver our systems to our customers. In order to manufacture our systems, we will need to maintain and protect our manufacturing facilities and computer systems, many of which will be located in or near our headquarters in Scotts Valley, California. Scotts Valley is located near a known earthquake fault zone. Although our facilities are designed to be fault-tolerant, our systems are susceptible to damage from fire, floods, earthquakes, power loss, telecommunications failures and similar events. Although we maintain general business insurance against interruptions such as fires and floods, we cannot assure you that the amount of coverage will be adequate in any particular case.

        Any acquisitions we may make could disrupt business and harm our financial condition.

        We may invest in complementary products, companies or technologies. Such investments involve numerous risks, including:

  •
  diversion of management's attention from other operational matters;

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  inability to complete acquisitions as anticipated or at all;

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  inability to realize synergies expected to result from an acquisition;

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  failure to commercialize purchased technologies;

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  ineffectiveness of an acquired company's internal controls;

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  impairment of acquired intangible assets as a result of technological advancements or worse-than-expected performance of the acquired company or its product offerings;

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  unknown and undisclosed commitments or liabilities;

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  failure to integrate and retain key employees; and

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  ineffective integration of operations.

        Mergers and acquisitions are inherently subject to significant risks, and our inability to manage these risks effectively could harm our business, financial condition and results of operations.

        Our affiliates own a large amount of our common stock, which will limit your ability to influence our corporate activities.

        As of January 2, 2007, affiliates of VantagePoint Venture Partners, which we collectively refer to as VantagePoint, and Caisse de dépôt et placement du Québec, which we refer to as CDPQ, owned approximately 48% and 20%, respectively, of our outstanding common stock and will own approximately 38% and 16%, respectively, of our outstanding common stock upon completion of this offering. VantagePoint and CDPQ exercise significant influence over our operations, business strategy and the outcome of votes on all matters requiring stockholder approval, including the approval of significant corporate transactions such as mergers or other business combinations. VantagePoint or CDPQ may have interests that differ from the interests of our other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of Aviza or discouraging others from making tender offers for shares of our common stock, which could prevent our other stockholders from receiving a premium for their shares.

Risks Related to this Offering

        Because our stock has low trading volume and its public trading price has been volatile, you may not be able to resell your shares at or above the public offering price.

        The market price of our common stock has been and may continue to be volatile, and our stock may experience low trading volumes. For example, for the twelve months ended January 2, 2007, the sale price of our common stock has fluctuated between $3.46 and $5.26 per share, with an average daily trading volume for the three months ended January 2, 2007 of approximately 16,500 shares. In addition to general market volatility, many factors could cause the market price of our common stock to decline, including:

  •
  new products or services offered by us or our competitors;

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  our failure to meet any publicly announced revenue projections or analysts' expectations of our quarterly results;

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  actual or anticipated variations in our quarterly operating results;

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  recommendations or changes in estimates of our financial performance by securities analysts;

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  announcements of significant acquisitions, strategic partnerships or joint ventures by us or our competitors;

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  developments or disputes concerning our patents or proprietary rights;

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  developments in litigation or other legal proceedings to which we are a party;

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  announcements of significant capital commitments by us or our competitors;

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  sales of our common stock by our executive officers, directors or major stockholders;

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  changes in our management;

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  our issuances of debt or equity securities; and

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  other events or factors, many of which are beyond our control.

        Any of these events or factors could cause the market price of our common stock to decline, which could prevent you from being able to resell the shares of our common stock that you purchase in this offering at or above the price that you paid for them in this offering.

        In addition, in recent years, the stock market in general, and the market for shares of high technology stocks in particular, have experienced extreme price fluctuations, and these fluctuations have frequently been unrelated to the operating performance of the affected companies. These fluctuations could lead to a decline in the market price of our common stock. In the past, securities litigation has often been instituted against a company following periods of volatility in its stock price. This type of litigation, if filed against us, could result in substantial costs and divert management's attention and resources.

        We do not intend to pay cash dividends on our common stock. You will realize a return on your investment only if our stock price appreciates and you sell your shares.

        We intend to retain any earnings to provide funds for the operation and expansion of our business. We have not paid cash dividends on our common stock and do not anticipate that we will do so in the foreseeable future. In addition, the terms of our revolving line of credit with Bank of America and our mortgage line of credit with iStar Financial prohibit us from paying cash dividends on our common stock.

        Future sales of shares of our common stock could negatively affect our stock price.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or the perception that these sales may occur. This may also make it more difficult for us to raise funds through the issuance of additional equity securities. As of January 2, 2007 we had 16,150,752 outstanding shares of common stock. All of these shares are eligible for sale in the public market, although certain of the shares are subject to sales volume and other limitations. As of January 2, 2007, an additional 3,859,017 shares of our common stock were issuable upon exercise of outstanding stock options, and we plan to issue additional stock options in the future. We may also issue additional shares of our common stock in the future in connection with acquisitions or other transactions. Any of these sales could negatively affect our stock price.

        Our management will have broad discretion over the use of the net proceeds from this offering and may invest or spend the net proceeds of this offering in ways with which you disagree.

        Our management will have broad discretion in the application of the net proceeds we receive from this offering. Management's failure to apply these funds effectively could impair our ability to execute our business plan and on the value of your investment. In addition, our stock price may fall if the investment community does not view our use of the proceeds from this offering favorably.

        Investors in this offering will experience immediate and substantial dilution.

        The market price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after the completion of this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $1.89 in net tangible book value per share from the price you paid. In the past, we have issued options to acquire common stock at prices significantly below the public offering price. To the extent these outstanding options are exercised, there will be further dilution to investors.

        Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company.

        Provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger, acquisition or change of control that a stockholder may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

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  authorizing the issuance of "blank check" preferred stock;

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  providing for a classified board of directors with staggered, three-year terms;

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  providing that directors may not be removed without cause, and may only be removed for cause by holders of at least 75% of our voting power;

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  permitting the board of directors to fill vacancies on the board, which prevents stockholders from being able to fill vacancies;

  •
  limiting the persons who may call special meetings of stockholders;

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  prohibiting stockholder action by written consent if VantagePoint owns less than 40% of our common stock on an as-converted basis; and

  •
  establishing advance notice requirements for nominations for election to the board of directors and for proposing matters to be submitted to a stockholder vote.

        In addition, provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with our company or obtaining control of our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The statements in this prospectus include forward-looking statements. These forward-looking statements are based on our management's current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. You should not rely upon these forward-looking statements as predictions of future events because we cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology, including the words "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "estimates" or "anticipates" or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. These forward-looking statements relate to, among other things:

  •
  our sales, results of operations and anticipated cash flows;

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  capital expenditures; depreciation and amortization expenses;

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  research and development expenses;

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  sales, general and administrative expenses;

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  the development and timing of the introduction of new products and technologies; and

  •
  our ability to maintain and develop relationships with our existing and potential future customers and our ability to maintain the level of investment in research and development and capacity that is required to remain competitive.

Many factors could cause our actual results to differ materially from those projected in these forward-looking statements, including:

  •
  variability of our revenues and financial performance;

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  risks associated with product development and technological changes;

  •
  the acceptance of our products in the marketplace by existing and potential future customers;

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  disruption of operations or increases in expenses due to our involvement in litigation or caused by civil or political unrest or other catastrophic events;

  •
  general economic conditions and conditions in the semiconductor industry in particular; and

  •
  the continued employment of our key personnel and risks associated with competition.

        For a discussion of the factors that could cause actual results to differ materially from the forward-looking statements, see the "Risk Factors" section of this prospectus, the "Liquidity and Capital Resources" section of this prospectus under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other risks and uncertainties that are included elsewhere in this prospectus or detailed in our other Securities and Exchange Commission reports and filings. We assume no obligation to update these forward-looking statements.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $15.9 million from our sale of 4,000,000 shares of common stock in this offering, based upon an assumed public offering price of $4.37 per share, which was the closing sales price per share of our common stock on January 3, 2007 as reported on the Nasdaq Global Market, after deducting the estimated underwriting discount and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed public offering price of $4.37 per share would increase or decrease the net proceeds to us from the offering by $3.8 million. If we sell additional shares upon the underwriter's exercise of its over-allotment option, we estimate that we would receive up to an additional $2.5 million of net proceeds in the offering.

        We intend to use our net proceeds from this offering for working capital, research and development and other general corporate purposes, which may include repaying borrowings under our mortgage and revolving lines of credit.

        Our borrowings under our mortgage line of credit with iStar Financial accrue interest at a rate of LIBOR plus a margin of 5.25%, of which $7.0 million is subject to a LIBOR-based rate capped at 6.75%, and is repayable in monthly principal installments of $23,333 plus interest. Our mortgage line of credit matures on September 30, 2007. Our outstanding borrowings under our mortgage line of credit were $6.5 million at September 29, 2006.

        Our borrowings under our revolving line of credit with Bank of America accrue interest at Bank of America's prime rate, of which $10.0 million is subject to an interest rate cap of 8.25%, and is payable monthly. Our revolving line of credit has a stated maturity of August 11, 2007. Our outstanding borrowings under our revolving line of credit were $28.3 million at September 29, 2006.

        Our management will have broad discretion in applying the net proceeds of this offering. Pending such uses, we plan to invest the net proceeds in short-term interest bearing investment-grade securities or certificates of deposit.

DIVIDEND POLICY

        We have never paid cash dividends on our common stock. The terms of our revolving line of credit with Bank of America and our mortgage line of credit with iStar Financial prohibit us from paying cash dividends on our common stock. We currently anticipate that we will retain all of our future earnings available for distribution to the holders of our common stock to expand and operate our business, and thus do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future.

PRICE RANGE OF OUR COMMON STOCK

        Our common stock became publicly traded on December 2, 2005 and trades on the Nasdaq Global Market under the symbol "AVZA." The following table sets forth the high and low sales prices per share of our common stock as reported by the Nasdaq Global Market for the periods indicated:

	High	Low
Fiscal Year Ended September 29, 2006
First Quarter (December 2, 2005 through December 30, 2005)	$6.56	$4.52
Second Quarter	5.26	3.77
Third Quarter	5.24	4.16
Fourth Quarter	4.92	3.46
Fiscal Year Ending September 28, 2007
First Quarter	4.88	3.73
Second Quarter (through January 3, 2007)	4.44	4.24

        On January 3, 2007, the closing price of our common stock on the Nasdaq Global Market was $4.37 per share. According to the records of our transfer agent, there were 199 holders of record of our common stock at January 2, 2007.

CAPITALIZATION

        The following table sets forth our capitalization as of September 29, 2006:

  •
  on an actual basis; and

  •
  on an as-adjusted basis to give effect to the application of the estimated net proceeds from the issuance and sale of 4,000,000 shares of our common stock offered by us in this offering at an assumed public offering price of $4.37 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us, as if it had occurred as of September 29, 2006.

        You should read this table together with the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	September 29, 2006
	Actual	As Adjusted
	(In thousands)
Short term borrowings and current portion of note payable	$28,632	$28,632

Long term obligations	$6,256	$6,256

Stockholders' equity:
Preferred stock, $0.0001 par value—5,000,000 shares authorized; none outstanding	—	—
Common stock, $0.0001 par value—100,000,000 shares authorized; 16,150,752 shares issued and outstanding; 20,152,752 shares issued and outstanding, as adjusted	2	2
Additional paid-in capital	88,655	104,541
Accumulated other comprehensive income	594	594
Accumulated deficit	(50,357)	(50,357)

Total stockholders' equity	38,894	54,780

Total capitalization	$45,150	$61,036

        A $1.00 increase or decrease in the assumed public offering price of $4.37 per share would increase or decrease each of additional paid-in capital, total stockholders' equity and total capitalization by approximately $3.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as-adjusted net tangible book value per share of our common stock immediately after the completion of this offering.

        The net tangible book value of our common stock at September 29, 2006 was approximately $34.1 million, or approximately $2.11 per share. After giving effect to the sale of 4,000,000 shares of our common stock in this offering at an assumed public offering price of $4.37 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us, our as-adjusted net tangible book value as of September 29, 2006 would have been approximately $50.0 million, or approximately $2.48 per share. This represents an immediate increase in as-adjusted net tangible book value of $0.37 per share to existing stockholders and immediate dilution of $1.89 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share		$4.37
Net tangible book value as of September 29, 2006	$2.11
Increase per share attributable to new investors	0.37

As-adjusted net tangible book value per share after this offering		2.48

Dilution per share to new investors		$1.89

        A $1.00 increase or decrease in the assumed public offering price of $4.37 per share would increase or decrease our as-adjusted net tangible book value per share after this offering by approximately $0.19 per share and the dilution per share to new investors in this offering by approximately $0.81 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

        If the underwriter exercises in full its over-allotment option to purchase additional shares at the assumed public offering price of $4.37 per share, the as-adjusted net tangible book value as of September 29, 2006 after giving effect to the offering would increase to $2.53 per share, and dilution per share to new investors in this offering would be $1.84 per share.

        The foregoing table does not take into effect further dilution to new investors that could occur upon the exercise of outstanding options and warrants having a per share exercise price less than the offering price. As of September 29, 2006, there were:

  •
  3,791,164 shares of common stock issuable upon exercise of stock options outstanding with a weighted average exercise price of $5.08 per share; and

  •
  406,725 shares of common stock issuable upon exercise of warrants outstanding with a weighted average exercise price of $28.31 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected historical consolidated financial data of the company and the Predecessor, as defined below, should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our selected historical consolidated financial data includes the accounts of the Thermal Division of ASML Holding, N.V., a Netherlands corporation, which is referred to in the table below and elsewhere in this prospectus as the Predecessor, for the year ended December 31, 2002 and for the period from January 1, 2003 through October 9, 2003. For a description of our acquisition of the business of the Predecessor, please see Note 1 to our consolidated financial statements included elsewhere in this prospectus.

        The selected consolidated balance sheet data as of December 31, 2002 and October 9, 2003 and the selected consolidated statement of operations data for the year ended December 31, 2002 and the period from January 1, 2003 through October 9, 2003 have been derived from the Predecessor's audited consolidated financial statements that are not included in this prospectus. The selected consolidated balance sheet data as of September 24, 2004, September 30, 2005 and September 29, 2006 and the selected consolidated statements of operations data for the fiscal period October 7, 2003 through September 24, 2004 and the years ended September 30, 2005 and September 29, 2006 have been derived from our audited consolidated financial statements. Ours and the Predecessor's historical results are not necessarily indicative of the results to be expected in any future period.

        On December 1, 2005, we completed our merger transaction with Trikon Technologies, Inc. and subsidiaries, or Trikon. We accounted for the merger transaction as a purchase of Trikon by us, using the purchase method of accounting. Our financial statements include the balance sheet, results of operations and changes in cash flow of Trikon for all periods after December 1, 2005.

			Aviza
	Predecessor
				Fiscal Year Ended
		January 1, 2003 through October 9, 2003	October 7, 2003 through September 24, 2004
	Year Ended December 31, 2002			September 30, 2005	September 29, 2006
	(in thousands, except share and loss per share amounts)
Consolidated Statement of Operations Data:
Net sales	$90,527	$40,942	$77,698	$171,209	$160,860
Cost of goods sold	119,986	44,744	59,716	144,428	116,548

Gross profit (loss)	(29,459)	(3,802)	17,982	26,781	44,312

Operating expenses:
Research and development	34,520	22,719	18,311	21,126	25,311
Selling, general and administrative	18,591	10,999	17,353	17,140	27,312
In-process research and development	—	—	—	—	373
Goodwill impairment	1,852	—	—	—	—

Total operating expenses	54,963	33,718	35,664	38,266	52,996

Loss from operations	(84,422)	(37,520)	(17,682)	(11,485)	(8,684)

Other income (expense):
Interest income	49	20	22	17	194
Interest expense	—	—	(1,334)	(4,017)	(5,517)
Other income (expense), net	163	(974)	—	11	(100)

Total other income (expense)	212	(954)	(1,312)	(3,989)	(5,423)

Loss before income taxes	(84,210)	(38,474)	(18,994)	(15,474)	(14,107)
Income taxes	716	568	662	539	581

Net loss	$(84,926)	$(39,042)	$(19,656)	$(16,013)	$(14,688)

Loss per share:
Basic and diluted			$(96.45)	$(42.22)	$(1.31)

Weighted average common shares:
Basic and diluted			203,791	379,319	11,209,200

			Aviza
	Predecessor
				Fiscal Year Ended
		January 1, 2003 through October 9, 2003	October 7, 2003 through September 24, 2004
	Year Ended December 31, 2002			September 30, 2005	September 29, 2006
	(in thousands, except share and loss per share amounts)
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$—	$—	$9,429	$7,437	$10,722
Total assets	$102,328	$66,518	$85,902	$90,909	$129,106
Short term borrowings and current portion of note payable	$—	$—	$21,178	$30,724	$28,632
Long term obligations	$—	$—	$6,743	$17,463	$6,256
Total liabilities	$45,676	$38,980	$69,335	$89,997	$90,212
Redeemable convertible preferred stock	$—	$—	$32,650	$32,650	$—
Stockholders' equity (deficit)	$56,652	$27,538	$(16,083)	$(31,738)	$38,894

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

        The unaudited pro forma condensed combined statement of operations for the fiscal year ended September 29, 2006 assumes that the merger transaction between Aviza and Trikon occurred on October 1, 2005.

        The merger transaction described below was treated for financial reporting purposes as a purchase of Trikon by Aviza using the purchase method of accounting. As a result, Trikon's assets acquired and liabilities assumed were recorded at their fair values as determined by Aviza's management's estimates with the assistance of independent valuation experts. The unaudited pro forma condensed combined statement of operations for the fiscal year ended September 29, 2006 includes the results of operations of Trikon in Aviza's historical results for all periods after December 1, 2005.

        On December 1, 2005, Aviza, Inc., formerly Aviza Technology, Inc., or Former Aviza, completed its merger transaction with Trikon. The merger transaction was effected through the formation of a new company originally named New Athletics, Inc., which issued shares of common stock in exchange for the outstanding shares of common stock of Trikon and outstanding shares of common and Series A preferred stock of Former Aviza. For accounting purposes, Former Aviza is deemed to have acquired Trikon because, immediately after the merger transaction, former stockholders of Former Aviza owned approximately 56% of the combined company and former stockholders of Trikon owned approximately 44% of the combined company. Each outstanding share of Trikon common stock was exchanged for 0.29 of a share of New Athletics, Inc. common stock. Each outstanding share of Former Aviza common and Series A preferred stock was exchanged for 0.90043 of a share of New Athletics, Inc. common stock. All common stock and Series A preferred stock and per share amounts for Former Aviza in the unaudited pro forma condensed combined statement of operations have been adjusted to give retroactive effect to this exchange ratio for all periods presented. Shares of mandatorily redeemable Series B and B-1 preferred stock of Former Aviza were not exchanged in the merger transaction and, accordingly, the related share and per share amounts have not been adjusted.

        In connection with the merger transaction, New Athletics, Inc. changed its name to Aviza Technology, Inc., the common stock of which is publicly traded on the Nasdaq Global Market under the symbol "AVZA."

        The following table details the impact of the exchange of shares associated with the merger on December 1, 2005:

	Pre Exchange Shares	Exchange Ratio	Post Exchange Aviza Technology, Inc. Common Shares
Former Aviza:	5,804,446	0.90043	5,226,496
Series A preferred stock	559,889	0.90043	504,140

Common stock	6,364,335

Trikon:
Common stock	15,754,985	0.29	4,568,946

Total post exchange shares			10,299,582

        In addition, 629,126 shares of common stock were reserved for issuance upon exercise of Trikon common stock options and warrants assumed at December 1, 2005. The fair value of the common stock options and warrants was estimated to be $499,000. The options and warrants were valued using the Black-Scholes option-pricing model with the following assumptions:

	Common Stock
	Options	Warrants
Dividend yield	0.0%	0.0%
Stock price volatility	72.4%	60.5%
Expected life (months)	56	21
Risk-free interest rate	4.4%	4.4%
Market value per common share	$5.17	$5.17

        A summary of the total consideration is as follows (in thousands):

Issuance of Aviza common stock (4,568,946 shares at the price of $5.17 per share)	$23,632
Value of substitute options and warrants to acquire 629,126 shares of Aviza common stock in exchange for all outstanding options and warrants of Trikon	499

Total equity consideration	24,131
Direct merger costs	6,116

Total consideration	$30,247

        Direct costs related to the merger totaled $6.1 million. This amount consisted of $2.7 million for legal services, $1.5 million for accounting and finance services, $1.0 million for services from investment bankers and $0.9 million of other direct costs related to the merger.

        Under the purchase method of accounting, the total consideration issued for Trikon's common stock, options and warrants as shown in the table above is allocated to Trikon's tangible and intangible assets and liabilities based on their estimated fair values as of the date of the merger transaction. The information is based on management determining the fair value with the assistance of valuations performed by external valuation professionals. The allocation of total consideration to Trikon's tangible and intangible assets is set forth in the following table (in thousands):

Trikon historical net book value		$30,565
Estimated fair value adjustments:
Inventory to fair value	$1,492

Property, plant and equipment	13,439

Deferred income, net of related costs	3,524

Deferred rent	583

Accrued liabilities	(241)

Intangible assets:
Customer relationships	2,126
Brands and trademarks	940
Patents	744
Developed technology	6,673
In-process research and development	3,615
Licenses	253

Total estimated fair value of intangible assets	14,351

Total fair value adjustments		33,148

Fair value of net assets acquired		63,713
Excess of fair value of net assets over consideration		(33,466)

Total consideration		$30,247

        In accordance with generally accepted accounting principles, the excess of the fair value of Trikon's net assets over the consideration given has been allocated as a pro rata reduction of the amounts that would otherwise have been allocated to Trikon's non-current assets acquired. The allocation of the excess fair value is as follows (in thousands):

Property, plant and equipment	$20,594

Customer relationships	1,907
Brands and trademarks	843
Patents	667
Developed technology	5,985
In-process research and development	3,243
Licenses	227

Allocation of excess fair market value to intangibles	12,872

Excess fair market value of net assets over consideration	$33,466

        After allocation of the excess fair market value, the value of the intangibles acquired via the merger is as follows (in thousands):

Customer relationships	$219
Brands and trademarks	97
Patents	77
Developed technology	687
In-process research and development	373
Licenses	26

Total intangibles acquired	$1,479

        The intangible assets are being amortized over their estimated useful lives. With the exception of in-process research and development, the useful lives of the intangibles range from ten to fifteen years. In-process research and development consists of research and development in process at the time of the merger that had not demonstrated its technological feasibility and does not have an alternative future use. The value of the in-process research and development was written off subsequent to the merger.

        As a result of the merger transaction, Aviza recorded a restructuring liability of $241,000 primarily relating to building closures of $96,000 and employee severance and related payments of $145,000. These costs were included in determination of the fair value of the net assets acquired in the merger transaction.

        The write-ups and write-downs of Trikon's assets to fair value for financial reporting purposes resulted in a difference for income tax reporting purposes. This fair value write-up of inventory and intangibles, as well as the reduction of deferred income, deferred rent and certain accrued liabilities was not recorded for tax purposes due to the merger transaction being a tax-free transaction. This will cause us to have less revenue and more expenses for financial statement purposes than for tax purposes with respect to these items. As a result, we recorded a net current deferred tax liability of $1.6 million relating to these items. Similarly, the write-down of Trikon's property, plant, and equipment, as well as the reduction of certain accrued liabilities to fair value for financial reporting purposes results in a difference for income tax reporting purposes. This will cause us to have less depreciation and other expenses for financial statement purposes than for tax purposes with respect to these items. As a result, we recorded a deferred tax asset of $1.6 million relating to these items.

        A deferred tax asset of $35.5 million was recorded as part of the merger representing future tax deductions (primarily net operating loss carry forwards), which can only be realized to the extent of future taxable income. At September 29, 2006, management is unable to assert that it is more likely than not that we will generate sufficient taxable income to realize our net deferred tax assets in excess of the deferred tax liabilities recorded in relation to the write-up of inventory and intangibles to fair value at the merger date described above. Accordingly, the net deferred tax assets have been offset in full by a valuation allowance at September 29, 2006. If the valuation allowance in subsequently recognized, the tax benefits will be applied first to reduce to zero other non-current intangible assets related to the acquisition and second to reduce income tax expense.

AVIZA TECHNOLOGY, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Fiscal Year Ended September 29, 2006

(In thousands, except per share amounts)

	Historical Aviza Fiscal Year Ended September 29, 2006	Historical Trikon Period from October 1, 2005 through December 1, 2005	Pro Forma Adjustments	Note and Table References	Pro Forma Aviza
Net sales	$160,860	$6,465	$668	(a)	$167,993
Cost of goods sold	116,548	4,685	(74)	(b)	121,186
	—	—	6	(c)
	—	—	12	(d)
	—	—	9	(e)

Gross profit	44,312	1,780	715		46,807

Operating expenses:
Research and development	25,311	1,253	(224)	(b)	26,358
	—	—	10	(c)
	—	—	1	(d)
	—	—	7	(e)
Selling, general and administrative	27,312	2,849	(55)	(b)	30,133
	—	—	14	(c)
	—	—	5	(d)
	—	—	8	(e)
In-process research and development	373	—	—		373

Total operating expenses	52,996	4,102	(234)		56,864

Loss from operations	(8,684)	(2,322)	949		(10,057)

Other income (expenses):
Interest income	194	91	—		285
Interest expense	(5,517)	(110)	—		(5,627)
Other expense	(100)	—	—		(100)

Total other income (expense)	(5,423)	(19)	—		(5,442)

Loss before income taxes	(14,107)	(2,341)	949		(15,499)
Income taxes	581	66	—		647

Net loss	$(14,688)	$(2,407)	$949		$(16,146)

Loss per share:
Basic and diluted	$(1.31)	$(0.15)			$(1.26)

Weighted average common shares:
Basic and diluted	11,209	15,755			12,851

See notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations.

AVIZA TECHNOLOGY, INC.

NOTES TO THE

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

        The pro forma condensed combined financial data shown in the pro forma condensed combined statement of operations is unaudited, is presented for informational purposes only, is not necessarily indicative of the results of operations that would actually have occurred had the merger transaction been consummated at the beginning of the period presented, nor is it necessarily indicative of Aviza's future operating results. The pro forma condensed combined statement of operations should be read in conjunction with the historical consolidated financial statements of Aviza and Trikon, including the respective notes to those statements, which are included or incorporated by reference in this prospectus.

  (a)
  Trikon typically sold equipment and installation services as a bundled arrangement. Trikon recognized revenue upon shipment in an amount equal to the full sale price reduced by the portion of the revenue contractually linked to acceptance, or the fair value of the installation services, if greater, until acceptance of the equipment. Under the purchase method of accounting, recognition of revenue attributable to shipment made prior to the consummation of the merger transaction is limited solely to the fair value of the installation services provided after the consummation of the merger transaction. During the period October 1, 2005 through December 1, 2005, two systems were shipped with an aggregate of $724,000 of revenue contractually linked to acceptance. For purposes of pro forma presentation in the condensed combined statement of operations, the net sales for the period after the consummation of the merger transaction have been adjusted to reflect the revenue recognized upon acceptance of these systems reduced by an aggregate of $56,000 for the fair value of the installation services performed, assuming the merger transaction was consummated on October 1, 2005.

  (b)
  Reflects a decrease in depreciation and amortization expense resulting from the adjustment of Trikon's property, plant and equipment, based on the adjustment of such assets to fair value as discussed previously in this section and in note 3 to Aviza's consolidated financial statements for the fiscal year ended September 29, 2006 included elsewhere in this prospectus. Useful lives from three to seven years were assigned to the different classifications of property, plant and equipment acquired from Trikon.

  (c)
  Represents the stock-based compensation expense estimated based upon provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS No. 123(R), which would have been incurred by Trikon during the period October 1, 2005 through December 1, 2005, assuming the merger transaction was consummated on October 1, 2005. Aviza adopted the modified prospective application method as provided by SFAS No. 123(R) as of that date and, therefore, Trikon would also have adopted that method. Due to uncertainty surrounding the realization of the income tax benefit related to stock-based compensation expense, there is no related income tax benefit recognized in the pro forma condensed combined statement of operations for the fiscal year ended September 29, 2006.

  (d)
  Reflects the amortization of intangibles valued in the merger transaction (see discussion preceding the unaudited pro forma condensed combined statement of operations and note 3 to Aviza's consolidated financial statements for the fiscal year ended September 29, 2006 included elsewhere in this prospectus). The intangibles will be amortized over the estimated useful lives assumed to be from 10 to 15 years. In-process research and development was expensed upon consummation of the merger transaction, and therefore has not been recorded as an expense in the pro forma statement of operations since it is a one-time charge to operations that will not have a continuing impact on Aviza's operations.

  (e)
  Reflects the elimination of Trikon's deferred rent liability as of October 1, 2005. Trikon established a liability for deferred rent to reflect favorable rent conditions at the outset of the lease of its current facility in Newport, U.K., which it entered into in 1995. As the economic benefit of these favorable rent conditions are not recognizable by Aviza, the liability would have been eliminated upon the assumed consummation of the merger transaction on October 1, 2005.

        The unaudited pro forma condensed combined statement of operations include approximately $0.4 million in Trikon's costs related to the merger transaction which were expensed during the period October 1, 2005 through December 1, 2005. Aviza's merger transaction costs were $6.1 million and are included in the purchase price, as Former Aviza is the acquirer in the merger transaction for accounting purposes.

        Pro forma per share data is based on the weighted average number of shares of Aviza's common stock that would have been outstanding had the merger transaction occurred on October 1, 2005. In order to compute the weighted average number of shares of Aviza's common stock used in the calculation of Aviza's pro forma basic and diluted loss per share, the number of shares of Aviza's common stock issued to former holders of shares of Trikon common stock (based on the weighted average number of shares of Trikon common stock outstanding during the period and the Trikon exchange ratio of 0.29) was added to the number of shares of Aviza's common stock to be issued to former holders of shares of Former Aviza's common stock and Former Aviza's series A preferred stock (based on the weighted average number of shares of Former Aviza's common stock and Former Aviza's series A preferred stock outstanding during the period and the assumed Former Aviza exchange ratio of approximately 0.90043). The number of shares used in computing pro forma diluted earnings per share is equal to that used in computing pro forma basic earnings per share since the effect of exercising any stock options held by Trikon's and Former Aviza's employees were anti-dilutive in the unaudited pro forma condensed consolidated statement of operations presented.

        Due to Trikon's net operating loss carryforwards available to offset the impact of the adjustments above, no adjustment to the historical provision for income taxes has been made.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations and those of our Predecessor should be read together with our consolidated financial statements and those of our Predecessor and the related notes that are included elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements based on current expectations of our management that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or included elsewhere in this prospectus.

Overview

        We design, manufacture, sell and support advanced semiconductor capital equipment and process technologies for the global semiconductor industry and related markets. We offer both front-end-of-line and back-end-of-line systems and process technologies used in a variety of segments of the semiconductor market using critical thin film formation technologies, including ALD, PVD, CVD, Etch and thermal processing systems.

        Our customer base is geographically diverse and includes both integrated device manufacturers and foundry-based manufacturers. We have a broad installed base, with approximately 2,500 systems in active operation for which we are providing ongoing parts and services worldwide. We sell our systems globally primarily through a direct sales force and in some instances through local independent sales representatives. For the fiscal year ended September 29, 2006, two customers, Winbond Electronics Corp. and Inotera Memories Inc., accounted for 24% and 11% of our net sales, respectively, and approximately 74% of our net sales in fiscal 2006 was attributable to our top ten customers. For the fiscal year ended September 30, 2005, three customers, Inotera Memories, Inc., Infineon Technologies AG and Winbond Electronics Corp., accounted for 43%, 15% and 11% of our net sales, respectively, and approximately 84% of our net sales in fiscal 2005 was attributable to our top ten customers. For the fiscal period October 7, 2003 through September 24, 2004, Infineon Technologies AG accounted for 16% of our net sales and approximately 59% of our sales was attributable to our top ten customers. Our largest customers may vary from year to year depending upon, among other things, the customer's annual budget for capital expenditures, plans for new fabrication facilities and expansions and new system introductions by us. We expect sales of our systems to relatively few customers will continue to account for a high percentage of net sales during future periods.

        Aviza Technology, Inc. was incorporated on December 8, 2004 to facilitate the merger transaction of our subsidiaries, Aviza, Inc. and Trikon Technologies, Inc. Aviza, Inc. was incorporated on September 18, 2003 by affiliates of VantagePoint as Thermal Acquisition Corporation, a Delaware corporation, for the purpose of acquiring the business of the Thermal Division of ASML Holding, N.V., a Netherlands corporation, which division of ASML is referred to in this discussion as the Predecessor. On October 10, 2003, Thermal Acquisition Corporation acquired the business of the Predecessor and changed its name to Aviza Technology, Inc., which name was subsequently changed to Aviza, Inc. in connection with the merger transaction with Trikon.

        On December 1, 2005, we completed the merger transaction with Trikon, and our common stock is publicly traded on the Nasdaq Global Market under the symbol "AVZA." We accounted for the merger transaction as a purchase of Trikon, using the purchase method of accounting. As a result of the merger transaction, our results of operations include Trikon's results of operations for all periods after December 1, 2005. The financial condition, results of operations and changes in cash flows for periods prior to December 2, 2005 presented in the consolidated financial statements included in this prospectus represent the activities of Aviza, Inc.

        We are often required to develop systems in advance of our customers' demand for those systems, and we undertake significant system development efforts in advance of any of our customers expressly indicating demand for our systems. Our system development efforts typically span six months to two years.

        We intend to pursue strategic acquisitions of other semiconductor equipment companies and other complementary technologies that we believe will enable us to expand our system offerings in the IC fabrication equipment market.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe that the following critical accounting policies affect our more significant judgments used in the preparation of our consolidated financial statements:

Acquisitions of the Businesses of the Predecessor and Trikon

        In connection with our acquisitions of the businesses of the Predecessor and Trikon, we allocated the purchase price associated with the acquisition of the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The valuations of these intangible assets required us to make significant estimates and assumptions.

        The critical estimates we used in allocating the purchase price included future expected cash flows from customer contracts, distribution agreements and acquired developed technologies, as well as assumptions about the periods of time the systems would continue to be used in our portfolio of systems. Our estimates of fair value at the time they were made were based upon assumptions that we believed to be reasonable, but which are inherently uncertain and unpredictable.

Revenue Recognition

        We recognize revenue in accordance with Staff Accounting Bulletin No. 104 ("SAB 104"), and EITF 00-21. These accounting standards require that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price is fixed or determinable; and (4) collectability is reasonably assured. Determination of criteria for items (3) and (4) above is based on our judgment regarding the fixed nature of the amounts charged for the systems delivered and the collectability of those amounts.

        We often undertake significant system development efforts in advance of any of our customers expressly indicating demand for our systems. As a result of the length of our sales cycles, our net sales for any period are generally weighted toward systems that we introduced for sale in prior years. For purposes of revenue recognition, we classify our systems into two categories, "proven technology" and "new technology." "Proven technology" systems are those systems with respect to which we have a history of successful installations within a reasonable time frame of delivery and the costs to complete installation do not vary materially from one instance to another. "New technology" systems are those systems with respect to which we cannot demonstrate that we can meet the provisions of customer acceptance at the time of shipment.

        We typically sell equipment and installation services as a bundled arrangement. In accordance with EITF 00-21, the fair value of installation is determined as the price we charge for similar installation services provided to our customers without regard to the warranty provisions. Upon shipment of "proven technology," we record revenue upon shipment at the lesser of (i) the residual amount after deducting the fair value of undelivered services from the contractual value or (ii) the non-contingent amount. The remaining contractual revenue is recorded upon successful installation of the system. Cost of the equipment relating to "proven technology" is recorded upon shipment. To the extent a loss is calculated on shipment due to the foregoing deferral of revenue, a portion of the cost is also deferred to reflect zero gross profit at the time of shipment. The residual revenue, deferred costs and installation costs are recorded upon successful installation of the system. Revenue and cost of equipment relating to "new technology" is deferred until installation and acceptance at the customer's premises is completed.

        The result of these accounting policies is that for "new technology," our recognition of both revenue and cost of goods sold is delayed until customer acceptance, at which time both revenue and cost of goods sold are recognized in full in determining our gross margin. However, for "proven technology," our cost of goods sold may be recognized in full upon shipment, but recognition of a portion of our revenue is delayed until successful installation of the system. This can result in diminished gross margins at the time of shipment.

        Revenue from services is recognized as the services are performed. Revenue from prepaid service contracts is recognized ratably over the life of the contract. Revenue from spare parts is recorded upon shipment.

        We assess collectability based on the creditworthiness of our customers and past transaction history. We perform ongoing credit evaluations of our customers. In addition, we require collateral from certain of our customers in the form of letters of credit. We have not experienced significant collection losses in the past. However, a significant change in the liquidity or financial position of any one of our customers, especially one or more of our most significant customers, could make it more difficult for us to assess creditworthiness, which could result in a financial loss.

Inventory Valuation

        We assess the recoverability of our inventory at the end of each quarter based on assumptions about customer demand and market conditions. Obsolete inventory or inventory in excess of our estimated usage is written down to its estimated market value less costs to sell. The inventory write-downs are recorded as an inventory valuation allowance established on the basis of obsolete inventory or specifically identified inventory in excess of established usage. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our systems and technological obsolescence of our systems. If actual market conditions are less favorable than our projections, we may be required to write down additional inventory.

Warranty

        We accrue for the estimated cost of the warranty on our systems as cost of goods sold, which includes the cost of the labor and parts necessary to repair systems during the warranty period. The amounts recorded in the warranty accrual are estimated based on actual historical expenses incurred and on estimated probable future expenses related to our current sales. The warranty service is generally incurred ratably over the warranty period. Our systems typically have warranty periods ranging from one to three years. Our actual warranty costs in the future may vary from our historical warranty costs, which could result in adjustments to our warranty reserves in future periods.

Income Taxes

        As part of the process of preparing our financial statements, we are required to estimate our income tax provision (benefit) in each of the jurisdictions in which we operate. This process requires us to estimate our current income tax provision (benefit) and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our balance sheet.

        We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and any ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, if we were to determine that we would not be able to realize all or part of a net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. As of September 29, 2006, we had a full valuation allowance for our net deferred tax assets.

Stock-Based Compensation

        Effective October 1, 2005, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-Based Payment ("SFAS 123(R)"). SFAS 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee's requisite service period. We previously applied Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations and provided the pro forma disclosures of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123").

        We adopted the modified prospective application method as provided by SFAS 123(R). Under this method, SFAS 123(R) was applied to new awards and to awards modified, repurchased or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered, such as unvested stock options, that are outstanding as of the date of adoption will be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards on the date of adoption was based on the grant-date fair value for those awards granted after June 24, 2005, the date of our initial filing of our Form S-4 registration statement relating to our merger transaction with Trikon, and based on the intrinsic values as previously recorded under APB Opinion No. 25 for awards granted prior to that date.

        The fair value of each option is estimated at the date of grant using the Black-Scholes option valuation model. We estimate expected stock price volatility based on historical volatility within a representative peer group. We use historical data to estimate expected life and forfeiture rates. The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury yield.

        Prior to our adoption of SFAS 123(R), stock based compensation consisted of the amounts by which the estimated fair value of the common stock underlying the stock options exceeded the exercise price at the date of grant or other measurement date, if applicable. In determining the fair value of our common stock at the dates of grants of stock awards, we were unable to rely on a public trading market for our common stock. Therefore, we relied on recent common stock issuances to unrelated third parties or independent third-party valuations of our common stock.

        We obtained independent third-party valuations of our common stock as of October 10, 2003, September 24, 2004, December 23, 2004 and June 15, 2005. The exercise prices of the stock options that we granted prior to the filing of our registration statement on Form S-4 filed in connection with our merger transaction with Trikon were greater than the fair market value of our common stock on the respective dates of grant as determined by these independent third-party valuations. Accordingly, we have not recorded any stock-based compensation under APB Opinion No. 25.

Results of Operations

        The financial information reported in the table below is for the fiscal year ended September 29, 2006 (fiscal 2006), which included 52 weeks, the fiscal year ended September 30, 2005 (fiscal 2005), which included 53 weeks, and the fiscal period from October 7, 2003 through September 24, 2004 (fiscal 2004), which included 50 weeks and five days.

	Fiscal
	2006	2005	2004
Net sales	100%	100%	100%
Cost of goods sold	72%	85%	77%

Gross margin	28%	15%	23%

Operating expenses:
Research and development	16%	12%	23%
Selling, general and administrative	17%	10%	22%
In-process research and development	0%	0%	0%

Total operating expenses	33%	22%	45%

Loss from operations	(5)%	(7)%	(22)%

Other income (expense):
Interest income	0%	0%	0%
Interest expense	(4)%	(2)%	(2)%
Other income (expense), net	0%	0%	0%

Total other income (expense)	(4)%	(2)%	(2)%

Loss before income taxes	(9)%	(9)%	(24)%
Income taxes	0%	0%	1%

Net loss	(9)%	(9)%	(25)%

Net Sales

	Fiscal
	2006	2005	2004
	(in thousands)
Net sales	$160,860	$171,209	$77,698

        Net sales for the fiscal year ended September 29, 2006 decreased $10.3 million, or 6%, from the fiscal year ended September 30, 2005. This decrease was primarily due to the change in status of our RVP-300plus and ALD Pantheon systems from "new technology" to "proven technology" in the first quarter of fiscal 2005, which resulted in our recognition of $29.3 million of revenue during the first quarter of fiscal 2005 which was previously deferred. Lower unit sales of our RVP-300plus thermal systems in fiscal 2006, due to the timing of re-orders from some of our larger customers, also contributed to the decrease in sales. Sales of PVD, Etch and CVD systems and incremental service acquired through our merger transaction with Trikon together with sales of the RVP-550 thermal system introduced in fiscal 2006 partially offset these decreases.

        During the fourth quarter of fiscal 2006, our ALD Celsior system line became "proven technology," which resulted in a recognition of $7.3 million of revenue during the fourth quarter, which was previously deferred during fiscal 2006. Sales of our Celsior systems combined with residual sales of the ALD Pantheon, a system we no longer market, partially offset the ALD Pantheon sales for fiscal 2005.

        Net sales for the fiscal year ended September 30, 2005 increased $93.5 million, or 120%, from the fiscal period ended September 24, 2004. This increase was primarily due to the change in status of our RVP-300plus and ALD systems from "new technology" to "proven technology" in the first quarter of fiscal 2005 for all but one of our customers, for which the RVP-300plus became "proven technology" in fiscal 2004 due to obtaining acceptances from this customer for this system. The change in status was due to sufficient customer acceptances of these systems in accordance with our revenue recognition policy and resulted in recognition of $29.3 million of revenue that was previously deferred. In addition, during fiscal 2005, a portion of the sales from our RVP-300plus and ALD systems, except for the one customer noted above, was recognized upon shipment because the status of these systems changed from "new technology" to "proven technology" in the first quarter of fiscal 2005. This change, in addition to an increase in total unit shipments in fiscal 2005 by 26% over fiscal 2004, primarily due to new customers in Asia, resulted in increased net sales of $65.4 million in fiscal 2005 from fiscal 2004. These increases were offset by a decrease in spares and service in fiscal 2005 from fiscal 2004 due to lower customer demand.

        International net sales accounted for 84%, 87% and 81% of net sales during fiscal 2006, 2005 and 2004, respectively. We believe that net sales generated outside the United States will continue to increase, with a greater percentage of the world's semiconductors being manufactured outside the United States.

Gross Profit and Gross Margin

        Gross profit is the difference between net sales and cost of goods sold. Cost of goods sold consists of purchased material, labor and overhead to manufacture equipment or spare parts and the cost of service and factory and field support to customers for warranty, installation and paid service calls. In addition, the cost of outsourcing the assembly or manufacturing of systems and subsystems to third parties is included in cost of goods sold. Gross margin is gross profit expressed as a percentage of net sales.

	Fiscal
	2006	2005	2004
	(dollars in thousands)
Gross profit	$44,312	$26,781	$17,982
Gross margin	28%	15%	23%

        The increase in gross margin in fiscal 2006 was primarily a result of changes in the mix of the systems that we sold. During fiscal 2005, over 50% of our net sales were attributable to sales of our lower-margin RVP-300plus thermal systems. During fiscal 2006, the percentage of our net sales attributable to RVP-300plus systems declined to 33%. In addition, our introduction of our higher-margin ALD Celsior and RVP-550 systems during fiscal 2006 contributed to the increase in our gross margin in fiscal 2006 compared to fiscal 2005. Gross margins on the PVD, Etch and CVD systems that we acquired in our merger transaction with Trikon were also significantly higher than those for the systems we sold in fiscal 2005. Service revenue as a percentage of total revenue increased in fiscal 2006, which also contributed to the increase in our gross margin. Reconfiguration of certain of our systems reduced manufacturing costs, resulting in increased gross margin for those particular systems. Increased unabsorbed manufacturing costs, related primarily to additions through our merger transaction with

Trikon, were partially offset by warranty savings due to lower than expected warranty costs and reduced warranty terms.

        The decrease in gross margin in fiscal 2005 was primarily a result of our recognition of zero gross margin on the majority of sales of our RVP-300plus and ALD systems. We recognized zero gross margin for these systems because they became "proven technology" during fiscal 2005, and for "proven technology," we record revenue upon shipment at the lesser of (i) the residual amount after deducting the fair value of undelivered services from the contractual value or (ii) the non-contingent amount, and only record the remaining contractual revenue upon successful installation of the system. The decrease in gross margin was also due to an increase in the relative amount of RVP-300plus systems we sold during fiscal 2005 because the RVP-300plus systems have lower margins than our other systems. Spare parts and service sales, which have higher gross margins than systems, constituted a much higher portion of our net sales during fiscal 2004 than fiscal 2005. The factors decreasing gross margin were partially offset by higher absorption of fixed manufacturing overhead cost during fiscal 2005 as a result of higher unit system production and the sale of $0.9 million of inventory which had been previously written down.

Research and Development

        Research and development expense consists of employment costs attributable to employees, consultants and contractors who primarily spend their time on system design, engineering and process development; materials and supplies used in system prototyping, including wafers, chemicals and process gases; depreciation and amortization expense allocable to research and development activities and facilities; direct charges for repairs to research equipment and laboratories; costs of outside services for facilities; and process engineering support and wafer analytical services. We also include in research and development expenses associated with the preparation, filing and prosecution of patents and other intellectual property.

	Fiscal
	2006	2005	2004
	(dollars in thousands)
Research and development	$25,311	$21,126	$18,311
Percent of net sales	16%	12%	23%

        The increase in research and development costs of approximately $4.2 million, or 20%, in fiscal 2006 over fiscal 2005 is primarily attributable to $6.0 million in costs of ongoing research and development for the PVD, Etch and CVD systems that we acquired through our merger transaction with Trikon. This increase was partially offset by the effect of a $2.5 million material write-off during fiscal 2005 related to the redesign of our RVP-500 system. Higher payroll and benefits, depreciation and stock-based compensation expenses combined with lower consulting costs make up the majority of the remaining difference.

        The increase in research and development costs in fiscal 2005 over fiscal 2004 was primarily due to a charge of $2.5 million for material originally purchased in anticipation of the engineering design of our RVP-500 system, which had not yet been released to the market. Due to a redesign of this system, we determined this material had no future value and, therefore, wrote it off. The remaining increase in research and development expense was primarily attributable to higher spending on consultants for support of new system engineering programs and facility expense attributable to increased activity for new system development, offset in part by lower payroll and employee benefit costs.

Selling, General and Administrative

        Selling, general and administrative expense consists of employment costs attributable to employees, consultants and contractors who primarily spend their time on sales, marketing and order administration and corporate administrative services; occupancy costs attributable to employees performing these functions; sales commissions; promotional marketing expenses; and legal and accounting expenses.

	Fiscal
	2006	2005	2004
	(dollars in thousands)
Selling, general and administrative	$27,312	$17,140	$17,353
Percent of net sales	17%	10%	22%

        The increase in selling, general and administrative expenses of approximately $10.2 million in fiscal 2006 over fiscal 2005 is primarily the result of increased in-house and third-party representative sales commissions, primarily in China, increased stock-based compensation costs related to the adoption of SFAS 123(R) and increased legal, audit and related costs, increases in costs related to infrastructure built up in foreign subsidiaries and lower bad-debt provision adjustments during fiscal 2006. In addition, the expenses related to the selling, general and administrative activities of our subsidiary, Trikon, were incremental costs during fiscal 2006 over fiscal 2005.

        Selling expense increases of approximately $2.5 million in fiscal 2005 over fiscal 2004, related primarily to domestic and international infrastructure buildup and increased commissions, were partially offset by lower general and administrative costs of approximately $2.1 million related primarily to lower employee compensation costs, lower professional service costs and lower information technology costs because fiscal 2004 included fees and expenses incurred in connection with the establishment of our worldwide corporate legal entities and the establishment of the global information technology infrastructure after acquisition from the Predecessor. Lower foreign exchange losses and favorable net bad debt adjustments in fiscal 2005 accounted for the remainder of the change between fiscal 2005 and fiscal 2004.

In-Process Research and Development

	Fiscal
	2006	2005	2004
	(dollars in thousands)
In-process research and development	$373	$—	$—

        In-process research and development costs incurred during fiscal 2006 were the result of our merger transaction with Trikon in December 2005 and represent the write-off of technology that had not reached technological feasibility at the time of the merger transaction.

Interest Expense

	Fiscal
	2006	2005	2004
	(dollars in thousands)
Interest expense	$5,517	$4,017	$1,334
Percent of net sales	4%	2%	2%

        Our interest expense for fiscal 2006, 2005 and 2004 consisted primarily of interest paid on our revolving line of credit, another line of credit which is secured by a mortgage on our land and buildings, amortization of debt issuance costs on our revolving lines of credit and amortization of the fair value of the warrants issued to affiliates of VantagePoint, in consideration for VantagePoint's agreement to guarantee a portion of our revolving line of credit. In addition, dividends that accrued on our mandatorily redeemable Series B and B-1 preferred stock were charged to interest expense.

        Our aggregate borrowings under our revolving line of credit and mortgage line of credit were $34.7 million as of September 29, 2006, $37.2 million as of September 30, 2005 and $27.9 million as of September 24, 2004. The majority of our debt balance at September 24, 2004 was incurred toward the end of fiscal 2004. The average interest rate on these borrowings increased from 5.9% and 7.9% in fiscal 2005 to 7.9% and 9.9% in fiscal 2006. We recorded amortization of debt issuance costs and the fair value of the warrants of $1.7 million, $1.6 million and $0.9 million during fiscal 2006, 2005 and 2004, respectively. During fiscal 2006 and 2005, we accrued $0.5 million and $0.1 million of dividends, respectively, on our mandatorily redeemable Series B and B-1 preferred stock, which was charged to interest expense. In connection with the closing of the private placement of 3,282,275 shares of our common stock on April 24, 2006, all outstanding shares of our mandatorily redeemable Series B and B-1 preferred stock were converted into shares of our common stock. As a result of the conversion, dividends ceased accruing as of April 24, 2006.

Income Taxes

        Because we have incurred significant operating losses, we have not recorded any material federal or state income taxes. We recorded income taxes relating to certain profitable international subsidiaries ranging from $0.5 million to $0.7 million per period for fiscal 2004 through 2006.

Liquidity and Capital Resources

        At our inception, affiliates of VantagePoint contributed a cash investment of $32.7 million to acquire the business of the Predecessor and to fund our initial operations. Subsequently, we have funded our operations through borrowings under our revolving line of credit and our mortgage line of credit as well as from the proceeds of the issuance of shares of our common stock and mandatorily redeemable Series B and Series B-1 preferred stock. As of September 29, 2006, we had $11.7 million available for additional borrowings under our revolving line of credit, subject to certain conditions, and $5.0 million available for additional borrowings under our mortgage line of credit, subject to our ability to meet certain financial or property zoning criteria.

        At September 29, 2006, our cash and cash equivalents were $10.7 million as compared to $7.4 million at September 30, 2005. The increase in cash and cash equivalents of $3.3 million during fiscal 2006 was due primarily to the sale of 3,282,275 shares of common stock in a private placement for $15.0 million in April 2006 and $7.4 million of cash acquired in our merger transaction with Trikon, net of direct merger costs, which were partially offset by $0.1 million of cash used in operations, net payments of $11.1 million on our revolving line of credit and short-term borrowings, and $6.7 million of cash used to purchase equipment primarily for use in our development and demonstration laboratories and the effect of changes in currency exchange rates on our foreign cash balances of $1.3 million.

        We have a revolving line of credit with Bank of America, which consists of a $20.0 million revolving credit facility that is guaranteed by affiliates of VantagePoint and a separate revolving credit facility that provides for borrowings up to $20.0 million based upon a defined borrowing base. During the quarter ended June 30, 2006, our credit agreement was amended to reduce the interest rate by 0.5% to Bank of America's prime rate. A total of $10.0 million of the borrowing availability is subject to an interest rate cap of 8.25%, which is payable monthly. Our revolving line of credit has a stated maturity of August 11, 2007. Outstanding borrowings under our revolving line of credit were

$28.3 million at September 29, 2006 and $30.4 million at September 30, 2005. Our revolving line of credit contains certain financial covenants. We were in compliance with these covenants as of September 29, 2006.

        We have a $12.0 million line of credit secured by a mortgage on our land and buildings. The borrowings under our mortgage line of credit accrue interest at a rate of LIBOR plus a margin of 5.25%, of which $7.0 million is subject to a LIBOR-based rate capped at 6.75%, and is repayable in monthly principal installments of $23,333 plus interest. Our mortgage line of credit matures on September 30, 2007. Outstanding borrowings under our mortgage line of credit were $6.5 million and $6.7 million at September 29, 2006 and September 30, 2005, respectively. The remaining availability of approximately $5.0 million, which does not increase to reflect repayments under the terms of our mortgage line of credit, may be available to us in the future if we meet certain financial or property zoning criteria.

        Our Japanese subsidiary has a revolving line of credit for ¥200 million Japanese Yen (approximately $1.7 million at the exchange rate on September 29, 2006) under which there were no borrowings at September 29, 2006. Borrowings under this line of credit bear interest at 1.375% per annum.

        On April 24, 2006, we entered into a stock purchase agreement with CDPQ, a body organized under the laws of the Province of Quebec, for the private placement of 3,282,275 shares of our common stock for an aggregate purchase price of $15.0 million. The shares of our common stock sold in this private placement have not been registered under the Securities Act of 1933, as amended. However, the agreement provides that upon request, we are obligated, subject to certain conditions, to use our reasonable best efforts to (i) prepare and file with the Securities and Exchange Commission a registration statement to enable the resale of the shares and (ii) maintain the effectiveness of the registration statement for the later of (x) the two-year anniversary of the agreement or (y) the date that all the shares become eligible for sale pursuant to Rule 144 under the Securities Act during any 90-day period.

        We currently anticipate that our existing cash balances and available borrowings under our existing lines of credit, together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may choose to raise additional capital from the sale of debt or equity securities or from other sources in order to support our operations and expansion plans. We may not be able to obtain any additional capital on acceptable terms, if at all.

Cash Flows from Operating Activities

        Cash used in operating activities for fiscal 2006 was $0.1 million. This consisted primarily of cash used to fund net losses of $14.7 million, which was offset in part by non-cash expenses and expense adjustments (depreciation, amortization, bad debt, common stock warrants, mandatorily redeemable preferred stock dividends, stock-based compensation and losses on disposal of equipment) aggregating $7.8 million. Net changes in assets and liabilities during fiscal 2006 provided $6.8 million in cash. This increase in cash was primarily due to a decrease in accounts receivable of $12.5 million, prepaid and other assets of $5.0 million, increases in accounts payable of $6.4 million and accrued liabilities of $1.4 million, which was partially offset by an increase in inventory of $14.2 million and a decrease in warranty liabilities of $4.3 million.

        Cash used in operating activities for fiscal 2005 was $13.7 million. This consisted primarily of cash used to fund net losses of $16.0 million, which was offset in part by non-cash expense adjustments (depreciation, amortization, bad debt, mandatorily redeemable preferred stock dividends and fixed asset write-offs) aggregating $4.6 million. Net changes in assets and liabilities during fiscal 2005 used $2.3 million of cash. Cash was used to fund accounts receivable of $3.0 million relating to increased sales, a $2.1 million increase in prepaid and other assets due primarily to capitalized merger transaction costs and to reduce accrued liabilities by $1.3 million. These uses were offset in part by a decrease in inventory of $2.7 million, and increases in accounts payable of $1.3 million.

Cash Flows from Investing Activities

        Cash provided by investing activities for fiscal 2006 was $0.8 million. This consisted of $13.4 million of cash acquired in our merger transaction with Trikon and $0.2 million in proceeds from the sale of equipment, offset by the direct merger costs of $6.1 million and $6.7 million used to purchase equipment primarily for use in our development and demonstration laboratories.

        Cash used in investing activities for fiscal 2005 was $8.8 million. This consisted of $4.0 million to purchase a technology license from Trikon and $4.8 million to purchase property and equipment.

Cash Flows from Financing Activities

        Net cash provided by financing activities for fiscal 2006 was $3.9 million. This consisted of proceeds from the issuance of 3,282,275 shares of our common stock for an aggregate purchase price of $15.0 million which was partially offset by payments of $8.7 million on short-term borrowings assumed in our merger transaction with Trikon. In addition, we made $2.4 million in net payments on our revolving line of credit and mortgage line of credit.

        Net cash provided by financing activities for fiscal 2005 was $20.5 million. This consisted of $9.5 million in net borrowings under our revolving line of credit, $0.5 million in proceeds from other short-term borrowings, $0.2 million in proceeds from the issuance of common stock and $11.0 million in proceeds from the issuance of series B and B-1 preferred stock. These proceeds were partially offset by payments on outstanding debt of approximately $0.7 million.

Off-Balance Sheet Arrangements

        As of September 29, 2006, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K promulgated by the Securities and Exchange Commission.

Contractual Obligations

        Other than operating leases for certain equipment and real estate, we have no significant off-balance sheet transactions or unconditional purchase obligations.

        As of September 29, 2006, our cash obligations and commitments relating to our debt obligations and lease payments were as follows:

	Payments due by period
	Total	Less Than One Year	One to Three Years	Three to Five Years	Greater Than Five Years
	(in thousands)
Bank loan (revolving line of credit)	$28,277	$28,277	$—	$—	$—
Notes payable	$6,463	$280	$6,183	$—	$—
Operating lease obligations	$6,359	$2,499	$3,299	$561	$—
Capital lease obligations	$148	$75	$39	$34	$—

        Assuming the interest rates that were in place on September 29, 2006 on the above obligations and commitments were to remain fixed over the next five years, interest expense is estimated to be $3.0 million during the next year. Estimated interest expense for subsequent periods is less than $0.1 million per period.

Recent Accounting Pronouncements

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4 ("SFAS 151"). The amendments made by SFAS 151 are intended to improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS 151 will be applied prospectively. Our historical treatment of inventory costs is consistent with SFAS 151, and therefore, adoption of SFAS 151 did not have an effect on our consolidated financial statements.

        In March 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143 ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditioned on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a "conditional asset retirement obligation" if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of a "conditional asset retirement obligation." FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Adoption of this interpretation did not have an impact on our results of operations.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS 154"), which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS 154 requires that changes in accounting principle be retrospectively applied. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 123(R), however, allowed for a modified prospective approach of adoption. The adoption of this statement did not have any impact on the our consolidated financial statements.

        Effective October 1, 2005, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-Based Payment ("SFAS 123(R)"). SFAS 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee's requisite service period. We previously applied Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations and provided the pro forma disclosures of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). We elected to adopt the modified prospective application method as provided by SFAS 123(R), and, accordingly, we recorded compensation costs as the requisite service rendered for the unvested portion of previously issued awards that remain outstanding at the initial date of adoption and any awards issued, modified, repurchased, or cancelled after the effective date of SFAS 123(R). Under the modified prospective transition method, results for prior periods are not restated. See Note 2 to the Consolidated Financial Statements for additional disclosures.

        In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN No. 48"), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting For Income Taxes ("SFAS 109"). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance in derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 requires that tax positions previously held which no longer meet the more-likely-than-not recognition threshold should be derecognized in the first financial reporting period in which the threshold is no longer met. Use of a valuation allowance as per SFAS 109, is no longer an appropriate substitute for the derecognition of a tax position. The interpretation is effective for fiscal years beginning after December 15, 2006. We have not yet evaluated the impact of the adoption of FIN No. 48 on the our financial position, results of operations or cash flows.

        During the quarter ended September 29, 2006, the FASB issued Statement No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value as a market based measurement, creates a GAAP framework for measuring fair value and requires expanded disclosures about fair value measurements. While this statement does not impose any new fair value measurements, it does apply, with certain exceptions, to other pronouncements that either require or permit fair value measurements. SFAS 157 defines fair value as a market based measurement between market participants and not as an entity specific measurement. Fair value is either (1) the price received when selling an asset or (2) the price paid to transfer a liability at the measurement date. SFAS 157 creates a fair value hierarchy which prioritizes the input that should be used in evaluating the assumptions used in pricing techniques used to measure fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 157 to have a significant impact on our results of operations or financial condition.

        During the quarter ended September 29, 2006, the Securities and Exchange Commission released Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements in Current Year Financial Statements ("SAB 108"), which provides guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 calls for the quantification of errors using both a balance sheet and income statement approach based on the effects of such errors on each of the company's financial statements and the related financial statement disclosures. SAB 108 is effective for financial statements issued for the fiscal year ending after November 15, 2006. We do not expect the adoption of SAB 108 to have a significant impact on our results of operations or financial condition.

BUSINESS

Company Overview

        We design, manufacture, sell and support advanced semiconductor capital equipment and process technologies for the global semiconductor industry and related markets. Our systems are used in a variety of segments of the semiconductor market, such as advanced silicon for memory devices, advanced 3-D packaging and power integrated circuits, or ICs, for communications. We focus our efforts on designing systems that enable device manufacturers to meet today's challenging technology and manufacturing requirements. We offer both front-end-of-line and back-end-of-line systems and process technologies used for the aforementioned markets addressing critical thin film formation technologies, including atomic layer deposition, or ALD, physical vapor deposition, or PVD, chemical vapor deposition, or CVD, plasma etch, or Etch, and thermal processing systems.

        Our customer base is geographically diverse and includes both integrated device manufacturers and foundry-based manufacturers. We have a broad installed base, with approximately 2,500 systems in active operation for which we are providing ongoing parts and services worldwide. We believe that these systems are installed at many of the world's semiconductor manufacturers, including a majority of the top 25 semiconductor manufacturers around the world. We sell our systems globally primarily through a direct sales force and in some instances through local independent sales representatives. Our global sales and support organization is focused on developing and nurturing long-term customer relationships. Our largest customers by net sales for our fiscal year ended September 29, 2006 were Inotera Memories, Inc., Infineon Technologies AG (including Qimonda AG, formerly the DRAM division of Infineon Technologies AG), Semiconductor Manufacturing International Corporation, United Microelectronics Corporation and Winbond Electronics Corporation.

Industry Overview

        Modern electronic devices are the fundamental building blocks used in all electronic systems, playing an important role in the proliferation of computing, communications and consumer electronics products. The market for semiconductor and related devices has expanded rapidly over recent decades as device manufacturers have produced ICs and other devices with increased functionality and increasingly smaller sizes at lower costs. The Semiconductor Industry Association, or SIA, reports that worldwide semiconductor sales were $227.5 billion in 2005 and expects sales to reach $303.4 billion in 2008. Growth in the IC industry has been driven both by the development of new electronic products as well as an increase in the silicon content of applications for the automotive, consumer, communication and computing industries. As these electronic products have become more sophisticated, memory ICs in particular have experienced rapid growth as the need to support increased memory capacity in these products has increased. Memory ICs are available in many different types, including dynamic random access memory, or DRAM, and flash memory, to serve a variety of different memory requirements. According to the SIA, DRAM sales are projected to grow at a compound annual growth rate of more than 14% from 2006 through 2009, and flash memory sales are projected to grow at a compound annual growth rate of 8.4% over this same time period.

        The design and manufacture of semiconductor devices involve a complex and capital-intensive multi-step process. This process involves different types of capital equipment used to manufacture, assemble and test these devices. For example, to build an IC, transistors are first created on a wafer, such as silicon, by performing a series of deposition, patterning and selective removal of unwanted layers. Interwoven within these steps are multiple thermal treatments to stabilize or activate various layers. These early fabrication process steps are typically called front-end-of-line processing. Following front-end-of-line processing, the transistors are microscopically wired together through the formation of interconnected metal layers and insulating dielectric materials, known as back-end-of-line processing.

Each process step, which may be performed multiple times, is subject to a tightly controlled series of chemical, thermal and lithographic processes in order to yield a fully functional IC.

Industry Challenges

        Semiconductor designers and manufacturers are under increasing pressure to bring high-quality and increasingly complex devices to market faster and at lower cost. They must also continue to improve device performance while controlling or minimizing capital expenditures. This becomes more critical as cost-effective scaling presents significant challenges. As a result, device companies are beginning to rely heavily on non-scaling techniques such as new film materials and new device structures to deliver improved device performance. Capital equipment plays an important role in enabling device designers and manufacturers to lower their overall costs, get products to market quickly and improve the products' quality and reliability. As a direct result of the increasing pressure placed on designers and manufacturers to keep pace with Moore's Law, which predicts that for minimum component cost, the number of transistors on an IC doubles every 24 months, capital equipment suppliers are facing new challenges in meeting their needs.

        The key challenges that capital equipment manufacturers like Aviza must address include:

        New Materials.    In order to keep pace with the International Technology Roadmap for Semiconductors, the semiconductor industry is faced with the need to develop and adopt an unprecedented number of new materials, as the physical properties of conventional materials are reaching limitations in their ability to provide improved performance. New materials such as high dielectric constant materials, or high-k dielectrics, and metal electrodes are required to increase device performance.

        Advanced Packaging.    The rapid adoption of advanced packaging techniques, which are commonly referred to as wafer level packaging, package-on-package, package-in-package or 3-D packaging, is fueled by the drive for continuous improvement in device performance and functionality in wireless, personal and consumer electronics such as mobile phones, MP3 players and radio frequency identification tags. In addition to the increasing demand for improved performance, IC designers and manufacturers have to deliver improved performance in a smaller overall package and with lower cost. The inherent physical constraints of traditional wire-bonding interconnect schemes create a practical limit on the ability to improve performance while simultaneously reducing size.

        Lower Cost of Ownership.    In order to improve their cost structure, device manufacturers demand processing platforms with lower total cost of ownership, which takes into account not only the initial purchase price but also throughput, yield, reliability, flexibility and other operating costs.

        Time-to-Market.    Today's devices are characterized by rapid technological improvements and shorter product life cycles. These product life cycles are more accelerated for devices used in consumer electronics products such as mobile phones and digital cameras, given the constant innovation in the consumer electronics industry, which poses additional challenges for semiconductor manufacturers and capital equipment suppliers.

        Shrinking Device Features.    As the semiconductor industry moves to 90-nanometer feature sizes and below, the device manufacturing process becomes significantly more complex, requiring more stringent manufacturing specifications and lower margins of error.

Our Solutions

        We deliver a broad range of capital equipment and process technologies to serve the needs of a wide range of device manufacturers. In addition to providing the high product performance expected by our customers, we believe maintaining the quality standards of our organization and our worldwide service and support are important to meeting these needs. We believe our customers choose our products because of the following factors:

        Advanced Film Development and Process Technology.    Our continued development of process technologies, such as our ALD systems, enables semiconductor manufacturers to use new materials necessary to manufacture and package next-generation devices. Our systems have been developed with proprietary technologies, such as our Across-Flow and Direct Liquid Injection technology, which enable the use of advanced materials.

        Low Cost of Ownership.    Our systems are designed to improve the yield, throughput and utilization of semiconductor manufacturing facilities. Our systems offer integrated process technology, extendibility and optimized process flow to help IC makers achieve their overall cost-of-ownership and functionality objectives.

        Worldwide Customer Service and Support.    Our goal is to provide our customers with global technical service, in-depth process engineering support and rapid delivery of our systems and parts. We provide customer support through our global service organization 24 hours per day, seven days per week. In addition, we have multiple parts depots around the world to support our installed base of systems.

        Focus on Customer Relationships and Strategic Alliances.    We believe that our regular dialogue with our customers and our visibility of their technology roadmaps allow us to serve their needs effectively. We also work to develop strategic alliances with equipment and materials suppliers to the semiconductor industry to produce next-generation films and processes in order to keep pace with the International Technology Roadmap for Semiconductors.

Our Strategy

        Our objective is to be a leading provider of advanced capital equipment and process technologies to semiconductor manufacturers in our served markets. To achieve this objective, our strategy is comprised of the following elements:

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  Provide our customers with a broad range of systems, such as our ALD, PVD, CVD, Etch and thermal processing systems, to address multiple film formation requirements;

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  Further penetrate our existing customer base by seeking opportunities to sell our customers systems from our expanding portfolio of systems that they are not already purchasing from us;

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  Expand our customer base in the DRAM and flash markets with our ALD systems;

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  Target the advanced packaging market with an integrated solution of PVD, CVD and Etch systems;

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  Capitalize on our field service infrastructure in order to continue to understand our customers' current and future needs, while delivering a positive customer experience throughout the product life cycle; and

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  Continue to drive cost-reduction initiatives, including the improvement of our global supply chain and reduction in materials costs.

Systems, Markets and Applications

Deposition

        Deposition involves the application of thin films in advanced device manufacturing. Chemical reactions form deposited films between gaseous reactants at an elevated temperature in the vicinity and on the surface of a wafer. Deposited films can be either crystalline or non-crystalline and can be either insulators or metals. Variations of deposition processes include ALD, PVD, CVD, plasma-enhanced chemical vapor deposition, or PECVD, atmospheric pressure chemical vapor deposition, or APCVD, and low pressure chemical vapor deposition, or LPCVD.

        Atomic Layer Deposition:    The reduction in the size of devices continues to keep pace with Moore's Law, driving stringent requirements for the thickness control and repeatability of deposited films used in the manufacturing of devices. With decreasing geometries and increasing aspect ratios, we believe that ALD will replace some of the incumbent deposition techniques due to ALD's ability to achieve uniform thickness, which is commonly referred to as conformal step coverage, across the horizontal and vertical planes of the device structure. This method allows the deposition of a wide variety of dielectric and conductive films one atomic layer at a time for various sub-90nm memory and logic applications.

        Both conventional PVD and CVD systems have limitations with respect to creating films with less thickness at the bottom of trench structures as compared to flat structures. ALD overcomes these limitations by depositing a single atomic layer at a time which covers the entire surface of the wafer independent of the surface features with the intent of achieving nearly 100% conformal step coverage in the most challenging DRAM structures with aspect ratios greater than 60 to 1.

        The uniformity requirements for sub-100nm technologies pose a serious challenge to current deposition techniques. For example, the uniformity requirements for a 1nm film are plus or minus one-half of an angstrom, which is a unit of measure equal to one ten-billionth of a meter, across a 300mm wafer. We believe that ALD has the process capability to achieve this level of precise control with the repeatability required for high-volume manufacturing.

        We believe that ALD is also best suited to deposit high-k materials, which are a new generation of films that meet the lower electrical leakage uniformity, conformal step coverage and material purity requirements for nanotechnology. The deposition temperatures for ALD are hundreds of degrees lower than conventional CVD processes. We offer both single-wafer and batch ALD systems to cover a wide range of applications, film thickness and productivity requirements.

        Our ALD systems include:

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  Celsior™:  Our Celsior ALD system is a single-wafer, multi-chamber cluster solution configurable to both 200mm and 300mm wafer sizes and is designed to meet current process and productivity requirements with capabilities beyond the 90nm node. Our Celsior system is designed to offer precise atomic-level thickness control, low process temperature and highly conformal coatings with film quality for a wide range of films, including aluminum oxide, hafnium oxide, titanium oxide, hafnium silicate, titanium nitride and zirconium oxide.

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  Verano™ 5500:  Our Verano ALD system is a batch wafer processing solution for 300mm wafers and is designed to meet current nano-scale processing and high productivity requirements with capabilities beyond the 90nm node. A relatively low cost of ownership is achievable by processing up to 100 wafers at one time without compromising uniformity and conformal step coverage requirements.

    Verano is capable of rapid temperature ramping, isothermal temperature profiling, Across-Flow precursor injection, boat rotation and advanced temperature control, which improves throughput and process uniformity with reduced cycle times. The longer chemical delivery times on the batch system is intended to allow full saturation of a wafer with high aspect ratio structures, thereby achieving nearly 100% conformal step coverage.

        Physical Vapor Deposition.    PVD is a process used to apply conducting, liner and barrier metal layers on an IC. One of the primary PVD methods is sputtering, a process in which an electric discharge creates ions of an inert gas, such as argon, which are then accelerated in a vacuum at a target typically composed of pure metal or a metal compound, such as aluminum, tantalum or copper. The target atoms are sputtered away and deposited on the wafer to form a thin film. Thin conductive films, when patterned by lithography and etching, are used to wire an IC.

        Our Sigma fxP™ system is used to sputter uniform layers of pure metals or metal alloys and metal compounds such as oxides or nitrides. Sigma fxP couples unique process modules on a cluster tool architecture and is designed to achieve lower cost of ownership. Sigma fxP is designed to be one of the cleanest PVD systems on the market, which is a key technology requirement for sputtering high quality films on the wafer. The process chambers are designed around a simple base configuration that can be modified via application-specific kits to address a wide range of device needs. In particular, the process modules are scalable to create advanced capability PVD chambers for depositing high quality barrier and liner layers for advanced metallization structures. These consist of the "long throw" Hi-Fill and "ionized metal" Advanced Hi-Fill PVD chambers for improved barrier and liner deposition into high aspect ratio structures. Where conformal step coverage over high aspect ratio features is critical, a metal organic CVD module is available to provide low temperature, largely conformal titanium nitride films. Pre-heat and sputter etch chambers are also available.

        Our Sigma fxP system supports both interconnect applications on the front side of the wafer and solder metal applications on the back side of the wafer for the growing power device market. Our Sigma fxP system also addresses aluminum nitride deposition for bulk acoustic wave, or BAW, devices for next-generation communication products. BAW devices require uniform deposition of piezoelectric films, and we have developed significant intellectual property in this area.

        Chemical Vapor Deposition.    CVD is a process that can be used to apply thin films of dielectric and, to a lesser extent, conductive materials. During the CVD process, gases that contain atoms of the material to be deposited chemically react to form a thin film of solid material on the wafer. Typical uses for dielectric deposition by CVD include:

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  shallow trench isolation, or STI, to isolate one transistor from another;

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  the pre-metal dielectric, or PMD, the insulating layer between the active components and the first interconnect metal layer;

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  the inter-metal dielectric, or IMD, the insulating layer between the different metal layers; and

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  the final passivation layer that seals the completed device from atmospheric moisture.

        Our Planar 300 bridge cluster system can be configured with up to six process modules to address different applications and markets, offering enhanced throughput, uptime and productivity. Process modules are based upon a standard design that allows migration between platforms as capacity demand increases. Key applications for the Planar 300 include STI, PMD and IMD.

        Silicon dioxide, when deposited by conventional techniques, displays small gaps inside the structure, which prevents effective film planarization. Our Flowfill and low-k Flowfill processes, which are performed on the Planar 300, are CVD technologies that were developed to form high-quality silicon dioxide layers that possess the properties both to fill gaps and produce a high degree of planarization. Flowfill and low-k Flowfill processes reduce the need for chemical mechanical planarization processing with a corresponding reduction in cost of ownership, or in some cases completely removes the chemical mechanical planarization steps.

        Plasma-Enhanced Chemical Vapor Deposition:    PECVD is a form of deposition that utilizes plasma to enhance the chemical reaction rates of precursors, or the chemical ingredients that react with other ingredients to produce a thin film. PECVD processing allows deposition at lower temperatures, which is often required for the proper application of certain films. This deposition technique was developed to allow for low temperature processing of silicon nitride films for passivation and insulation of devices.

        Our Delta i2L cluster system is capable of processing wafers up to 200mm in size and produces high-quality dielectric films for use in compound semiconductor, silicon analog and mixed-signal devices. A low temperature deposition process offers high-quality silicon nitride films for use as on-chip capacitor dielectrics. The dense nitride films have a low hydrogen content and exhibit improved electrical performance when used in capacitors on an IC, allowing device manufacturers to use thinner capacitor dielectrics, while maintaining reliability. In addition to the capacitor dielectric process, the system also comes equipped with a suite of standard nitride and oxide process recipes.

        Atmospheric Pressure Chemical Vapor Deposition.    APCVD is the process by which chemicals are applied to the wafer in an atmospherically controlled environment. Our APCVD systems employ our propriety approach designed to allow high deposition rates with a simpler reactor design yielding higher operational reliability and high wafer throughput.

        Our APCVD systems include:

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  1500 APCVD:  Our 1500 APCVD system processes 200mm wafers addressing design-rule fabrication capability of 0.15 micron. It offers relatively low cost of ownership with a process designed to result in improved reliability, performance and serviceability through enhanced film uniformity, reduced consumables, improved system availability and ultra-low film metal levels. Our 1500 APCVD system provides both doped and un-doped deposition of tetraethylorthosilicate- , or TEOS- , based silicon dioxide and can be utilized in a broad range of dielectric film applications for both logic and memory manufacturing requirements.

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  1000 APCVD:  Our 1000 APCVD system offers either hybrid or TEOS-reactant processes and is designed for high productivity on 200mm wafer processing lines. It provides both doped and un-doped deposition of TEOS-based silicon dioxide and can be used in a broad range of dielectric film applications for a variety of semiconductor applications.

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  999 APCVD and TEOS999 APCVD: Our 999R APCVD and TEOS999 APCVD systems are for production lines employing between 100mm and 150mm wafers and are capable of simultaneously processing two wafers in parallel. Both systems offer doped and un-doped silicon dioxide processing capabilities.

Etch

        Etch is a process that preferentially removes material from the wafer surface by chemically converting exposed portions of the surface into a gaseous by-product that is pumped away from the process chamber. Almost all deposition processes create a film covering the entire wafer surface. While many layers of different material are required to build up a device, the materials are only needed in selected parts of the wafer during the IC manufacture process. For example, to create the current carrying "wires" of an IC, the entire wafer surface is covered with sputtered aluminum alloys and its associated barrier layers. These conductive layers are then coated with light-sensitive films, which are commonly referred to as photoresist, and are exposed to the wiring pattern during the photolithography process. Plasma etching is then used to remove the exposed conductive layer, thus replicating the wiring pattern. The metal remains in place under the photoresist, which is then stripped off. The finished metal lines at that point in the device manufacture process are referred to as the interconnects.

        Our Etch systems include:

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  Omega fxP™:  The Omega fxP offers up to six process modules plus in-line stations to allow for the alignment and the cooling down of the wafer. The cluster module also has two vacuum cassette stations and multiple chambers, which provide high throughput for the high volume user or the option to "mix and match" different plasma sources for advanced sequential etching processes.

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  Omega i2L:  The Omega i2L features our plasma source technologies in a single-chamber format that combines high performance etching with small footprint and low initial capital cost for low-rate production fabrication facilities. These attributes make the Omega i2L particularly well suited for cost-sensitive manufacturing of ICs and compound semiconductors.

        Both the Omega fxP and the Omega i2L support our three main plasma sources: our M0RI™ etch technology, Plasma Enhanced Reactive Ion Etch, or PERIE, and Inductively Coupled Plasma, or ICP. Additional modules may also be added to the main transport modules that provide secondary functions such as a post-etch corrosion removal processes. In our etch systems suite, M0RI offers the highest plasma density that provides process solutions for the most advanced polysilicon, oxide and low-k etch requirements. The low plasma density ICP is used extensively for high-density aluminum and polysilicon etching as well as for a broad range of processing on the front and back sides of compound semiconductors. The PERIE offers medium plasma density for silicon and dielectric etching where the feature sizes are less challenging. We have also developed a variant of our M0RI etch process chamber specifically for very high aspect ratio silicon etching and micro machining. This deep silicon chamber offers benefits to production users in system-in-package, wafer level packaging and conventional micro electro mechanical systems applications. Deep silicon etch techniques are used in a myriad of applications such as the manufacture of discrete components in system-in-package and accelerometers for car air bags. We also offer a gas phase etch module, which removes sacrificial layers to create microscopic moveable structures.

Batch Thermal Processing

        Wafers are subjected to intense heat that can take a wafer from room temperature to temperatures ranging from 100°C to 1200°C. Thermal processing systems, commonly referred to as furnaces, work with either low pressure, for deposition, or atmospheric, for oxidation and diffusion, conditions. LPCVD is used to deposit either a conductive non-metal film such as doped poly-silicon or an insulator film such as silicon nitride. Wafers are loaded into thermal processing systems in batches of 50 to 150 wafers. The heating process may be used to modify the properties of deposited films, reactively grow various films such as oxide or modify the conductive properties of a silicon wafer.

        Our thermal processing systems include:

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  RVP-300plus™: Our RVP-300plus is designed for processing 300mm wafers addressing requirements for 0.13-micron and smaller geometries. The design of the RVP-300plus focuses on maximizing productivity and throughput. Among its features, the RVP-300plus is capable of rapidly ramping the temperature up and down, which results in chemical deposition and temperature control across the wafer. The RVP-300plus also utilizes a dual-cassette configuration resulting in increased throughput.

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  RVP-550™: Our RVP-550 is a flexible batch heating system with Across-Flow technology and is designed to process loads up to 100 wafers. Our Across-Flow technology generates a virtual single-wafer environment intended to result in improved process performance. We believe that the RVP-550 is well suited for advanced technology applications in a high product mix manufacturing process typically found at an advanced foundry customer.

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  RVP-200:  Our RVP-200, which is based on the AVP platform discussed below, processes both eight-inch and six-inch wafers and meets 0.18-micron technology requirements. The RVP-200 features a design that enables it to ramp up and ramp down temperatures between two to ten times faster than the AVP platform and offers faster throughput and tighter junction depth control. By utilizing the AVP platform features such as 16-cassette wafer handling and advanced temperature control, the RVP-200 is designed to offer the same advanced reliability as our AVP systems.

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  AVP-200:  Our AVP-200 is a vertical furnace designed to meet the eight-inch and six-inch wafer requirements of sub-0.25 micron processing. The AVP-200 single-tube system includes advanced process control, data acquisition software, advanced automation, a proprietary process chamber design and an option for atmospheric control within the wafer handling area. Key features of the AVP system include storage capacity for sixteen 25-wafer cassettes, or a total of 400 wafers, and advanced temperature control for accurate wafer temperature regulation. We designed the AVP system to offer customers a low cost of ownership through high productivity and a small footprint.

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  VTR:  Our VTR systems process wafers from 100mm to 200mm. Our VTR systems operate under computer control, providing specialized process recipe introduction, cassette-to-cassette automation, monitoring of critical system functions and automated loading of wafers into the reaction chamber. We believe that our VTR systems generally offer comparable reliability, lower contamination and better process uniformity than horizontal reactors. Our VTR systems can be installed through the wall in a customer's clean room facility and are compatible with industry standard software interfaces.

Marketing, Sales and Customer Support

        We sell, install and service our systems for our global device manufacturer customers with the aim of providing viable manufacturing solutions for their existing technological needs, as well as establishing long-term business relationships to support their next-generation products. Our experienced sales personnel have the knowledge to address the technical benefits and economic advantages of our systems. Our sales organization is tightly integrated with our services and support organization, which we believe allows us to understand our customers' needs better and to tailor solutions to meet those needs.

        Our sales are distributed among three geographic regions that include North America, Europe and Asia Pacific. The following table illustrates the geographic distribution of our net sales for the years ended September 29, 2006 (fiscal 2006), September 30, 2005 (fiscal 2005) and the fiscal period October 7, 2003 through September 24, 2004 (fiscal 2004), respectively, expressed as a percentage of sales:

Fiscal	North America	Europe	Asia Pacific
2006	16%	20%	64%
2005	13%	22%	65%
2004	19%	35%	46%

        In North America, our systems are marketed and sold through our direct sales and service organization in Scotts Valley, California. In Europe, our systems are marketed and sold primarily through our direct sales and service operations in France, Germany, Israel and the United Kingdom, as well as Italy, where we use a local sales representative. In the Asia Pacific region, we use direct sales and service and agency arrangements. We have offices within the Asia Pacific region in China, Japan, Korea, Malaysia, Singapore and Taiwan.

        In order to demonstrate the capability of our systems, we engage customers during our research and development cycle. We have occasionally provided our newest generation systems to our customers for evaluation. The average duration of an evaluation period for systems provided to our customers is typically less than one year. As we expand our sales efforts globally, particularly with new systems and in emerging markets, we believe that ongoing and continued investment in demonstration and evaluation systems may be important to our future business.

        We believe that a comprehensive global support program is critical to providing sustained value to our customers and maintaining customer loyalty. As a result, we maintain an experienced central customer support group in addition to regional based service and support staff around the world at local centers, who are in close proximity to customers and provide comprehensive local support programs intended to ensure that our systems are operating in optimal fashion.

Customers

        Our customer base is diverse, both geographically and in terms of the types of devices that our customers produce. Customers for our systems include several of the world's top semiconductor manufacturers and foundries makers. We have a broad installed base, with approximately 2,500 systems in active operation for which we are providing ongoing parts and services worldwide.

        Our customers are primarily IC manufacturers. The IC industry is cyclical and has experienced significant fluctuations, and our sales are impacted by broad industry trends. Moreover, we have a highly concentrated customer base. For our fiscal year ended September 29, 2006, two customers, Winbond Electronics Corp. and Inotera Memories Inc., accounted for 24% and 11% of our net sales, respectively, and approximately 74% of our net sales in fiscal 2006 was attributable to our top ten customers. For our fiscal year ended September 30, 2005, three customers, Inotera Memories, Inc., Infineon Technologies AG and Winbond Electronics Corp., accounted for 43%, 15% and 11% of our net sales, respectively, and approximately 84% of our net sales in fiscal 2005 was attributable to our top ten customers. For fiscal 2004, Infineon Technologies AG accounted for 16% of our net sales and approximately 59% of our net sales was attributable to our top ten customers. Our largest customers may vary from year to year depending upon, among other things, our customers' annual budget for capital expenditures, plans for new fabrication facilities and expansions and new system introductions by us. We expect that sales of our systems to relatively few customers will continue to account for a high percentage of our net sales during future periods.

Backlog

        As of September 29, 2006, our backlog was approximately $66.0 million, as compared to approximately $20.0 million as of September 30, 2005. Our backlog consists of both system and spare part purchase orders from our customers that provide for typical delivery within 12 months. Backlog attributable to systems not yet shipped includes only systems for which we have received a purchase order and have assigned a delivery date. Orders are typically subject to cancellation or delay by the customer with no penalty. Because of possible changes in delivery schedules and cancellations of orders, our backlog at any particular point in time is not necessarily representative of actual sales for any succeeding periods, nor is backlog any assurance that we will realize profit from completing these orders.

Research, Development and Engineering

        Modern electronic devices are subject to significant and rapid changes in technologies in order to remain competitive. We and other semiconductor equipment suppliers are subject to the demands that these rapid technological changes impose in relation to new system introductions and continual improvements and enhancements to existing systems. As a result, we strive to design and continually improve low-cost systems that have high throughput, flexibility and scalability and are efficient to manufacture and easy to support. Close working relationships between our key customers and our engineering teams enable us to incorporate our customers' feedback and needs into our system development efforts. We expect to continue to make substantial investments in strategic research and development both in personnel utilization and financial terms.

        We focus our research and development activities on developing applications for our ALD, PVD, CVD, Etch and thermal systems. During recent periods, we have devoted significant resources to developing advanced thin films for dielectrics and capacitors. Our research and development expenditures during the years ended September 29, 2006, September 30, 2005 and the fiscal period October 7, 2003 through September 24, 2004 were $25.7 million, $21.1 million and $18.3 million, respectively.

Manufacturing, Raw Materials and Supplies

        Our principal manufacturing operations consist of assembly, systems integration and testing at our facilities in Scotts Valley, California and Newport, Wales, U.K. We focus our internal manufacturing efforts on those precision mechanical and electro-mechanical assemblies that we believe differentiate our systems from those of our competitors. We outsource the manufacture of many of our non-critical subassemblies to a number of key suppliers. We attempt to maintain close relationships with these suppliers and to develop qualified alternative suppliers in the event that we lose access to existing suppliers in an effort to reduce cost. Effective component procurement is critical to the quality, manufacturing cycle time and cost of our systems. In addition to our own manufacturing capability, we outsource manufacturing and refurbishment of certain legacy systems to a third party.

        In the past year, we have improved our global supply chain and reduced our material costs. These efforts have resulted in gross margin improvements. Continuous improvement in our supply chain is one of our key strategic imperatives. In addition, our single platform architecture utilizes common design elements, components and subsystems. This results in our ability to maintain lower inventory levels and obtain better prices for the higher volumes of parts that we buy.

        Certain components used in our systems are purchased from a single supplier or a limited group of suppliers. Although we believe that all single-source components are currently available in adequate numbers, we cannot be certain that shortages will not develop in the future.

Competition

        Our markets are competitive and characterized by rapidly changing technology. We believe that the primary competitive factors in our markets are:

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  system performance and reliability;

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  initial sales price;

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  total cost of ownership;

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  ability to manufacture and deliver systems on a timely basis;

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  ability to meet customer specifications; and

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  global customer technical service and support.

        We believe that we compete effectively with our competitors with respect to each of these factors. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of system development and customer support. To be successful in the future, we believe that we must respond promptly and effectively to the challenges of technological change and our competitors' innovations by continually enhancing our system offerings.

        Our principal competitors include Applied Materials, Inc., Tokyo Electron LTD, ASM International N.V., Kokusai Semiconductor Equipment Corporation and IPS, Ltd. Some of our competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer support capabilities than we do. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies. In addition, we anticipate that competitive pressures may cause continued price-based competition.

Intellectual Property

        We rely on a combination of patents, patent applications, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. As of September 29, 2006, we held 142 U.S. and 193 foreign patents. Our issued patents and any subsequently issued patents arising from our pending applications will expire between 2007 and 2026.

        We also rely on technical know-how and other unpatented proprietary information relating to the development and manufacturing of our systems. We seek to protect our trade secrets and proprietary information, in part, by requiring our employees to enter into agreements obligating them to maintain confidentiality and to assign to us the rights to inventions that they make while in our employment. We also enter into non-disclosure agreements with our consultants and suppliers to protect confidential information delivered to them.

        There has been significant litigation in the semiconductor equipment industry involving patents and other intellectual property rights. Infringement claims may be asserted against us in the future and, if such claims are made, we may not be able to defend against such claims successfully or, if necessary, obtain licenses on reasonable terms. Any claim that our systems infringe the proprietary rights of others would force us to defend ourselves and possibly our customers against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their outcome, would likely be time-consuming and expensive to resolve and would divert management's time and attention. Any potential intellectual property litigation could force us to do one or more of the following:

  •
  lose or forfeit proprietary rights;

  •
  stop manufacturing or selling systems that incorporate the challenged intellectual property;

  •
  obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all and may involve significant royalty payments;

  •
  pay damages and attorneys' fees in some circumstances; or

  •
  redesign those systems that use the challenged intellectual property.

        In addition, in the normal course of business, we periodically receive and make inquiries regarding possible patent infringement. In dealing with such inquiries, it may become necessary or useful for us to obtain or grant licenses or other rights. We cannot assure you that such licenses or rights will be available to us on commercially reasonable terms or at all. If we are not able to resolve a claim, negotiate a settlement or obtain necessary licenses on commercially reasonable terms or successfully prosecute or defend our position, it could harm our business, financial condition and results of operations.

Employees

        As of September 29, 2006, we had 675 employees, of which 247 were located in Europe, 108 were located in Asia and 320 were located in North America. Of our total employees, 137 were principally dedicated to research and development, 142 were dedicated to sales and general and administrative, 205 were dedicated to customer service, marketing, applications and services and support and 191 were dedicated to manufacturing.

        We consider our relationship with our employees to be good. None of our employees are represented by a labor union or covered by a collective bargaining agreement, and we have never experienced a work stoppage, slowdown or strike.

Facilities

        We maintain our headquarters in Scotts Valley, California, where we own a 213,000-square foot facility. We also operate a leased 103,000-square foot manufacturing and engineering facility in Newport, Wales, U.K. We believe that our facilities in the U.S. and U.K. provide sufficient manufacturing capacity for the foreseeable future.

        In addition, we lease a number of smaller properties and field offices located in France, Germany, Scotland, China, Japan, Korea, Malaysia, Singapore and Taiwan.

Environmental Matters

        We operate semiconductor applications laboratories and manufacturing facilities in Scotts Valley, California and Newport, South Wales, U.K. and are subject to federal, state and local regulations governing the use of hazardous materials.

        Our Scotts Valley property is a federally listed Superfund site. Chlorinated solvent and other contamination was identified at the site in the early 1980s, and by the late 1980s, Watkins Johnson Corporation, or Watkins Johnson (now WJ Communications, Inc.), a predecessor to our Predecessor, had installed a groundwater extraction and treatment system. In 1991, Watkins Johnson entered into a consent decree with the United States Environmental Protection Agency providing for remediation of the site. In July 1999, Watkins Johnson signed a remediation agreement with an environmental consulting firm, ARCADIS Geraghty and Miller, or ARCADIS. Pursuant to this remediation agreement, Watkins Johnson paid approximately $3.0 million in exchange for which ARCADIS agreed to perform the work necessary to assure satisfactory completion of Watkins Johnson's obligation under the consent decree. The agreement also includes a cost overrun guaranty from ARCADIS up to a total project cost of $15.0 million. In addition, the agreement included procurement of a 10-year, claims-made insurance policy to cover overruns of up to $10.0 million from American International Specialty, or AIS, along with a 10-year, claims-made $10.0 million policy to cover unknown pollution conditions at the site.

        Failure of Watkins Johnson, ARCADIS or AIS to fulfill their obligations may subject us to substantial fines, and we could be forced to suspend production, alter manufacturing processes or cease business operations, any of which could harm our business, financial condition or results of operations. We believe that the likelihood of the failure of Watkins Johnson, ARCADIS or AIS to fulfill their respective obligations is remote and that any remaining or uninsured environmental liabilities will not have a material effect on our business, financial condition or results of operations.

Legal Proceedings

        On April 11, 2006, IPS, Ltd. filed a lawsuit against us in the United States District Court for the Central District of California. The complaint alleges that we improperly used IPS's confidential information to develop our Celsior single-wafer processing type atomic layer deposition technology. We have filed an answer denying the claim. The complaint is for unspecified monetary damages, injunctive relief and an order rescinding the settlement and distributor agreements that IPS and Aviza entered into in May 2004 in settlement of a prior lawsuit that IPS filed against ASML U.S., Inc. and Aviza in March 2004 relating to assets that we acquired from ASML in October 2003. We believe that we have complied with the settlement and distributor agreements and that the allegations contained in IPS's complaint are without merit. We intend to contest the lawsuit vigorously.

        Discovery in the litigation has not yet begun because the parties disagree about the proper forum in which to resolve the claims asserted by IPS. On May 12, 2006, we filed with the United States District Court for the Northern District of California a petition to compel arbitration in Santa Clara County, California. On August 3, 2006, Judge Ware of the Northern District of California found that one or more of the claims asserted by IPS was likely arbitrable and ordered the parties to arbitration to determine which claims were properly subject to arbitration. On October 23, 2006, Judge Cooper of the Central District of California stayed proceedings pending resolution of the question of arbitrability. The parties are currently in the process of filing their pleadings in the arbitration.

        Prior to our merger transaction with Trikon Technologies, Inc., Trikon was a party to an employment lawsuit in France. On March 10, 2004, Dr. Jihad Kiwan departed Trikon as Director and Chief Executive Officer. On March 29, 2004 and April 2, 2004, Trikon received letters from a United Kingdom law firm and from a French law firm, respectively, on behalf of Dr. Kiwan, detailing certain monetary claims for severance amounts due to Dr. Kiwan with respect to his employment with Trikon. On April 28, 2004, Dr. Kiwan filed a lawsuit in France and on June 10, 2004, filed similar proceedings in the United Kingdom. Dr. Kiwan has subsequently withdrawn the proceedings in the United Kingdom. We are in the process of vigorously contesting the French claim and do not believe that the outcome of the claim will be material to our business, financial condition or results of operations.

MANAGEMENT

        The following table sets forth our executive officers, directors and director nominees as of January 2, 2007. The ages of the individuals are provided as of January 2, 2007:

Name	Age		Positions and Offices Currently Held	Class
Jerauld J. Cutini	47		President, Chief Executive Officer and Director	I
John Macneil	49		Executive Vice President, Chief Technology Officer and Director	I
Patrick C. O'Connor	59		Executive Vice President, Chief Financial Officer and Secretary
C. Richard Neely, Jr.	52		Director Nominee	I
Richard M. Conn	62	(2)	Director	II
Dana Ditmore	66	(1), (3)	Director	II
Klaus C. Wiemer	69	(1), (2)	Director	II
Robert R. Anderson	69	(1), (3)	Chairman of the Board of Directors	III
David C. Fries	62	(2), (3)	Director	III
Andrew T. Sheehan	49		Director	III

(1)   Member of the Audit Committee

(2)   Member of the Compensation Committee

(3)   Member of the Corporate Governance and Nominating Committee

        Robert R. Anderson.    Mr. Anderson has served on our board of directors since December 2005 and on the board of directors of Trikon Technologies, Inc. from April 2000 to December 2005. Mr. Anderson is a private investor. From January 1994 to January 31, 2001, he was Chairman of Silicon Valley Research, Inc., a semiconductor design automation software company, and its Chief Executive Officer from December 1996 to August 1998, and from April 1994 to July 1995. In addition to serving as a director of Trikon, Mr. Anderson currently serves as a director of MKS Instruments, Inc. and Aehr test Systems, Inc. Mr. Anderson is a graduate of Bentley College and served as a trustee of Bentley College from 1993 through 2004.

        Richard M. Conn.    Mr. Conn has served on our board of directors since December 2005 and on the board of directors of Trikon Technologies, Inc. from January 1998 to December 2005. Mr. Conn formed Business Development Consulting in early 1997, which delivers sales and marketing consultancy to the semiconductor equipment industry. Mr. Conn has held several other positions in the semiconductor industry at companies that include Eaton Semiconductor Equipment, Applied Materials U.K. and ITT Semiconductors. Mr. Conn has a Bachelor of Science degree in physics from Imperial College, London University.

        Jerauld J. Cutini.    Mr. Cutini has more than 25 years of experience in the semiconductor equipment industry, during which time he has served in various management positions. He has expertise in mergers and acquisitions, public offerings and capital financings. Mr. Cutini is our President and Chief Executive Officer and a director, and has served in that capacity since co-founding the company in September 2003 when we were privately held. From April 2001 to September 2003, Mr. Cutini was principally a private investor and consultant for the semiconductor industry under the name ITC Associates. Mr. Cutini was also a co-founder and director of OnTrak Systems, Inc., an equipment provider for the semiconductor industry, where he served as President from 1997 to 1998. Mr. Cutini has also held management positions at other semiconductor industry companies, including Applied Materials, Inc. and Silicon Valley Group, Inc. He currently serves as a director of SEMI North

America. Prior to beginning his career in technology, Mr. Cutini served in the United States Navy and Naval Reserves from 1978 to 1984.

        Dana C. Ditmore.    Mr. Ditmore has served on our board of directors since December 2005. From January 1997 to the present, Mr. Ditmore has served as President of Oak Valley Consulting, Inc., a consulting firm for the semiconductor industry. From January 2001 to December 2002, Mr. Ditmore served as President and Chief Operating Officer of Tru-Si Technologies, Inc. an equipment provider for the semiconductor industry. From August 1998 to August 2000, Mr. Ditmore served as Vice President and General Manager of the Customer Support Business Group of Lam Research Corporation, an equipment provider for the semiconductor industry. Mr. Ditmore received a Bachelor of Science degree and a Masters of Science degree in Mechanical Engineering from the University of California, Berkeley.

        David C. Fries, Ph.D.    Dr. Fries has served on our board of directors since our inception in September 2003 when we were privately held. Dr. Fries has been the Managing Director of VantagePoint Venture Partners, a venture capital firm, since August 2001. From 1995 to 2000, Dr. Fries served as the Chief Executive Officer of Productivity Solutions, Inc., a Florida-based developer of automated checkout technologies for food and discount retailers. From 1987 to 1995, Dr. Fries was a general partner at Canaan Partners, a venture capital firm, where he worked in various capacities with numerous emerging growth technology companies. Dr. Fries received his Ph.D. from Case Western Reserve University.

        John Macneil, Ph.D.    Dr. Macneil has more than 20 years of experience in the semiconductor industry. He is our Executive Vice President and Chief Technology Officer and a director, and has served in that capacity since December 2005. From July 2004 to December 2005, Dr. Macneil served as President and Chief Executive Officer and a director of Trikon Technologies, Inc. Dr. Macneil joined Trikon in 1996 as metallisation manager and became Vice President of Engineering in 1999, taking responsibility for product design and development. In July 2004, Dr. Macneil was appointed President and Chief Executive Officer. Prior to joining Trikon, Dr. Macneil served in various technology positions at Motorola and held senior technology positions in a number of research-driven organizations both in the United Kingdom and in the United States. Dr. Macneil earned a Ph.D. in Solid State Physics from Leicester University in 1983 and earned a Master of Business Administration degree from Cardiff University in 1996.

        C. Richard Neely, Jr.    Mr. Neely has more than 24 years of financial and operations management experience in the semiconductor and electronic design automation industries, as well as start-up company environments. Since September 2005, Mr. Neely has served as Chief Financial Officer of Monolithic Power Systems, Inc., a Nasdaq-listed semiconductor company. From November 2002 to September 2005, Mr. Neely was the Chief Financial Officer of NuCORE Technology, Inc., a privately held developer of digital and analog imaging devices for digital still and video cameras. From August 2001 to November 2002, Mr. Neely was the principal of his own consulting practice, Neely Consulting. In addition, Mr. Neely spent 16 years, from 1980 to 1996, with Advanced Micro Devices, Inc. in a variety of senior financial management positions worldwide, including assignments in the Philippines, Singapore and Switzerland. Mr. Neely holds an undergraduate degree in economics from Whitman College and a Master of Business Administration degree from the University of Chicago.

        Patrick C. O'Connor.    Mr. O'Connor has more than 30 years of corporate finance and management experience, mostly within the semiconductor equipment industry. He is our Executive Vice President, Chief Financial Officer and Secretary, and has served in that capacity since co-founding the company in September 2003 when we were privately held. From August 2002 to December 2004, Mr. O'Connor served as a director and the Chief Financial Officer of Loomis Group Inc., a provider of integrated marketing services. From June 1991 to August 1997, Mr. O'Connor served as Vice President and Chief Financial Officer of OnTrak Systems, Inc. Mr. O'Connor also spent 12 years at Silicon Valley Group, Inc., where he held management positions such as Vice President of Operations and Vice President of Worldwide Service and Quality. From June 1991 to the present, Mr. O'Connor has been the principal owner of P.C. O'Connor Associates, a consulting firm that provides financial and operational services to small entrepreneurial companies. Mr. O'Connor received a Bachelor of Science degree in Business Administration with an emphasis in accounting from San Jose State University and received a Certified Public Accountant license in 1972.

        Andrew T. Sheehan.    Mr. Sheehan was appointed to our board of directors effective December 18, 2006 and has been a Managing Director of VantagePoint Venture Partners, a venture capital firm, since November 2002. From April 1998 to October 2002, Mr. Sheehan was a Managing Member of the General Partner of ABS Capital Partners, a private equity firm. Mr. Sheehan is a member of the board on directors of BakBone Software Incorporated, a publicly held storage management software company, and serves on the board of several privately held companies. Mr. Sheehan holds a Bachelor of Arts degree from Dartmouth College and Master of Business Administration degree from The Wharton School of Business.

        Klaus C. Wiemer, Ph.D.    Dr. Wiemer has more than 37 years of experience in the semiconductor industry and has served on our board of directors since September 2004 when we were privately held. From June 2002 to the present, Dr. Wiemer has been an independent consultant in the semiconductor manufacturing industry with a concentration in the Southeast Asia and European markets. He has served in a number of senior executive positions at companies in the semiconductor industry, including Texas Instruments Incorporated, Taiwan Semiconductor Manufacturing Company Ltd. and Chartered Semiconductor Manufacturing Ltd. (Singapore). He currently serves on the board of directors of United Test and Assembly Centers, Ltd. in Singapore and InterFet Corp., Richardson, Texas. Dr. Wiemer received a Bachelor of Science degree in physics from Texas Western College (now University of Texas, El Paso), a Masters of Science degree in physics from University of Texas and a Ph.D. in physics from Virginia Polytechnic Institute.

        Our board of directors is classified into three classes, designated as Class I, Class II and Class III. Each class of directors, to the extent practicable, consists of an equal number of directors. At the first annual meeting of stockholders, the term of office of the Class I directors will expire, and the Class I directors elected at this annual meeting will be elected for a full three-year term. At the second annual meeting, the term of office of the Class II directors will expire, and the Class II directors elected at that annual meeting will be elected for a full three-year term. At the third annual meeting, the term of office of the Class III directors will expire, and the Class III directors elected at that annual meeting will be elected for a full three-year term. At each succeeding annual meeting, directors will be elected for a full three-year term to succeed the directors of the class whose terms expire at such annual meeting.

Limitation on Directors' Liability and Indemnification

        Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law, which provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for any of the following acts:

  •
  any breach of their duty of loyalty to the company or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; and

  •
  any transaction from which the directors derived an improper personal benefit.

        This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers and other corporate agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the bylaws would permit indemnification. We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for many expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the company, arising out of such person's services as a director or executive officer of the company, any of our subsidiaries or any other company or enterprise to which the person provided services at the company's request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Since the beginning of fiscal year 2006, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $120,000 and in which any current director, executive officer, holder of more than 5% of our common stock, or any member of the immediate family of any of the foregoing, had or will have a material interest, other than in connection with the transactions described below.

  Stock Option Awards

        Jerauld J. Cutini.    During fiscal year 2006, Mr. Cutini, our President and Chief Executive Officer, was granted options to purchase an aggregate of 300,000 shares of our common stock at an exercise price of $5.591 per share.

        Patrick C. O'Connor.    During fiscal year 2006, Mr. O'Connor, our Executive Vice President and Chief Financial Officer, was granted options to purchase an aggregate of 250,000 shares of our common stock at the exercise price of $5.591 per share.

        John Macneil.    During fiscal year 2006, Dr. John Macneil, our Executive Vice President and Chief Technology Officer was granted options to purchase an aggregate of 200,000 shares of our common stock at the exercise price of $5.591 per share.

  Stock Sales

        On April 24, 2006, we entered into a stock purchase agreement with CDPQ for the private placement of 3,282,275 shares of our common stock for an aggregate purchase price of $15,000,000. The common shares sold have not been registered under the Securities Act. However, the agreement provides that upon request, we are obligated, subject to certain conditions, to use our reasonable best efforts (i) to prepare and file with the SEC a registration statement to enable the resale of the shares and (ii) to maintain the effectiveness of the registration statement, in each case, for the later of (x) the two-year anniversary of the agreement or (y) the date that all the shares become eligible for sale pursuant to Rule 144 under the Securities Act during any 90-day period.

        On April 24, 2006, we issued 238,482 and 2,298,492 shares of common stock to Mr. Cutini, our President and Chief Executive Officer, and VantagePoint, our largest shareholder, respectively, in exchange for an aggregate 20,000 shares of Series B preferred stock and an aggregate of 90,000 shares of Series B-1 preferred stock of our subsidiary, Aviza, Inc. The shares of Series B and Series B-1 preferred stock of Aviza, Inc. were converted to shares of our common stock based upon the redemption value of the Series B and Series B-1 preferred stock at the date of closing of the private placement with CDPQ divided by the purchase price that CDPQ paid in the private placement, which was $4.57 per share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of January 2, 2007, certain information with respect to the beneficial ownership of our common stock as to:

  •
  each person known by us to be the beneficial owner of more than 5% of outstanding shares of our common stock;

  •
  each of our directors and executive officers; and

  •
  all of our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of January 2, 2007 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated, and subject to the applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares beneficially owned by them. Unless otherwise noted, the address of each officer, director and stockholder is 440 Kings Village Road, Scotts Valley, California 95066. The percentage of shares beneficially owned before the offering is based on 16,150,752 shares of our common stock outstanding as of January 2, 2007. The percentage of shares beneficially owned after the offering assumes that 20,150,752 shares of our common stock will be outstanding upon completion of this offering.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Beneficially Owned Before Offering	Percentage Beneficially Owned After Offering
Affiliates of VantagePoint Venture Partners 101 Bayhill Drive, Suite 300 San Bruno, CA 94066	7,814,988	(1)	47.5%	38.2%
Caisse de dépôt et placement du Québec Place Jean-Paul-Riopelle Montréal, Québec, Canada, H2Z 2B3	3,282,275	(2)	20.3%	16.3%
Jerauld J. Cutini	837,607	(3)	5.0%	4.1%
Patrick C. O'Connor	544,185	(4)	3.3%	2.7%
John Macneil	136,322	(5)	*	*
Robert R. Anderson	25,370	(6)	*	*
David C. Fries	14,502	(7)	*	*
Richard M. Conn	18,482	(8)	*	*
Klaus C. Wiemer	14,502	(9)	*	*
Dana C. Ditmore	25,000	(10)	*	*
Andrew T. Sheehan	—		—	—
All directors and executive officers as a group (9 persons)	1,615,970	(11)	9.4%	7.6%

*
Less than 1%

(1)
Includes 7,524,988 shares of common stock and 290,000 shares of common stock issuable upon exercise of exercisable warrants. Alan E. Salzman and James D. Marver are managing members of the general partner of the limited partnerships that directly hold such shares, and as such, they may be deemed to share voting and investment power with respect to such shares. Messrs. Salzman and Marver disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein.

(2)
Sylvain Gareau and Frédéric Godbout are the natural persons with beneficial ownership of the shares of common stock attributable to Caisse de dépôt et placement du Québec, based on information provided in a Schedule 13D filed by such persons on May 2, 2006. The number of shares of common stock beneficially owned by Caisse de dépôt et placement du Québec is based on information provided in the aforementioned Schedule 13D.

(3)
Includes 24,041 shares of common stock held by The Cutini Children's Trust, 25,212 shares of common stock held by The Reynaud Children's Trust, 324,304 shares of common stock held by The Cutini Family Trust and 464,050 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of January 2, 2007. Mr. Cutini disclaims beneficial ownership with respect to such shares held by the named trusts except to the extent of his pecuniary interest therein.

(4)
Includes 168,920 shares of common stock held by Oak Ventures, L.P. and 375,265 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of January 2, 2007. Mr. O'Connor disclaims beneficial ownership with respect to such shares held by the named partnership except to the extent of his pecuniary interest therein.

(5)
Includes 2,610 shares of common stock and 133,712 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of January 2, 2007.

(6)
Includes 5,800 shares of common stock and 19,570 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of January 2, 2007.

(7)
Represents 14,502 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of January 2, 2007.

(8)
Represents 18,482 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of January 2, 2007.

(9)
Includes 4,502 shares of common stock and 10,000 shares of common stock options currently exercisable with in 60 days of January 2, 2007.

(10)
Represents 25,000 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of January 2, 2007.

(11)
Includes 555,389 shares of common stock and 1,060,581 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of January 2, 2007.

DESCRIPTION OF CAPITAL STOCK

        This section describes the material terms of our capital stock under our amended and restated certificate of incorporation and bylaws. This section also summarizes relevant provisions of the Delaware General Corporation Law, or Delaware law. The terms our amended and restated certificate of incorporation and bylaws, as well as the terms of Delaware law, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents and Delaware law.

Authorized and Outstanding Capital Stock

        Our amended and restated certificate of incorporation authorizes for issuance a total of 105 million shares of capital stock consisting of 100 million shares of common stock, par value $0.0001 per share, and 5 million shares of preferred stock, par value $0.0001 per share. As of January 2, 2007, 16,150,752 shares of common stock were issued and outstanding. No shares of preferred stock are issued and outstanding.

Voting Rights

        Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors; provided, however, that holders of our common stock will not be entitled to vote for any amendments to our amended and restated certificate of incorporation that relate only to an outstanding series of preferred stock. Holders of our common stock have no cumulative voting rights.

Dividends

        Holders of our common stock will be entitled to receive dividends or other distributions when and if declared by the our board of directors. The right of our board of directors to declare dividends, however, will be subject to the rights of the holders of any outstanding preferred stock and the availability of sufficient funds under Delaware law to pay dividends. See "Dividend Policy" for additional information.

Liquidation Rights

        In the event of a liquidation, dissolution or winding up of the company, subject to the rights, if any, of the holders of any outstanding shares of preferred stock, the holders of our common stock will be entitled to receive the assets of the company available for distribution to our stockholders ratably in proportion to the number of shares held by them.

Other Rights

        Holders of our common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval.

Preferred Stock

        Our board of directors will be authorized to issue from time to time, without further stockholder approval, up to an aggregate of five million shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. We may issue preferred stock in ways which may delay, defer or prevent a change in control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of our preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. We have no present plans to issue any shares of preferred stock.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Anti-Takeover Effects of Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

        Delaware law and our amended and restated certificate of incorporation and bylaws contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of the company. In addition, provisions of our amended and restated certificate of incorporation and bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by our stockholders.

Delaware Section 203

        We are subject to the business combination statute of Delaware law, Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board of directors or unless the business combination was approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years owned, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the company and, accordingly, may discourage attempts to acquire us.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, stockholders who wish to nominate persons for election to our board of directors at an annual meeting must be stockholders of record when they give us notice, must be entitled to vote at the annual meeting and must comply with the notice provisions in our bylaws. A stockholder's notice must be delivered to our corporate secretary not less than 120 days prior to the date of the corporation's proxy statement released to stockholders in connection with the previous year's annual meeting. However, if an annual meeting is not within 30 days of the anniversary of the previous year's annual meeting, to be timely, we must receive the notice by the stockholder not later than the close of business on the tenth day following the day on which we first make a public announcement of the date of the annual meeting or the notice of the annual meeting, whichever occurs first. The bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized but Unissued Shares

        Authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could render it more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the company.

Term; Filling Vacancies

        Our amended and restated certificate of incorporation provides, along with our amended and restated bylaws, for a classified board with three classes of directors to be elected to staggered terms. The term of offices of the initial Class I, Class II, and Class III directors will expire at the first, second and third annual meetings of the stockholders, respectively. Vacancies on our board of directors, including vacancies created by an increase in the number of directors, may be filled only by a majority of directors remaining on the board of directors and not by the stockholders. This provision could prevent a stockholder from obtaining majority representation on our board of directors by enlarging the number of seat on our board of directors and filling the new directorships with its own nominees.

Action By Written Consent of Stockholders

        Our amended and restated certificate of incorporation provides that stockholders may act by written consent until such time as VantagePoint and its affiliates are no longer the holders of at least 40% of our outstanding common stock. After such time, stockholders may only take action at a duly called annual or special meeting of stockholders. The limitation on the right of stockholders to act by written consent could make it more difficult for stockholders to initiate actions that are opposed by our board of directors. In addition, the inability of stockholders to act by written consent may make it more difficult to change our board of directors and management.

UNDERWRITING

        We have entered into an underwriting agreement with Needham & Company, LLC. Subject to the terms and conditions of the underwriting agreement, Needham & Company, LLC has agreed to purchase from us all of the 4,000,000 shares of common stock in this offering, if any are purchased, other than those shares covered by the over-allotment option described below.

        The underwriting agreement provides that we will indemnify the underwriter against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriter may be required to make in respect thereof.

        We have granted an option to the underwriter to purchase up to 600,000 additional shares of common stock at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus.

        The underwriter has advised us that it proposes to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriter may offer shares to securities dealers, who may include the underwriter, at that public offering price less a concession of up to $                        per share. The underwriter may allow, and those dealers may reallow, a concession to other securities dealers of up to $                        per share. After the offering to the public, the offering price and other selling terms may be changed by the underwriter.

        The following table shows the per share and total underwriting discount to be paid to the underwriter by us. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase additional shares.

Total
	Per Share	No Exercise	Full Exercise
Paid By Aviza	$	$	$

        We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $545,000.

        We have agreed not to offer, sell, contract to sell, pledge, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, LLC. This agreement does not apply to any existing employee benefit plans. Our directors and officers and certain of our stockholders have agreed not to, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, LLC. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Needham & Company, LLC waives, in writing, such an extension.

        In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriter may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriter may bid for, and purchase, common stock in the open market. The underwriter may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

        The underwriter may also impose a penalty bid. This occurs when a dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriter repurchased that stock in stabilizing or short covering transactions.

        Finally, the underwriter may bid for, and purchase, shares of our common stock in market making transactions, including "passive" market making transactions as described below.

        These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Global Market or otherwise.

        In connection with this offering, the underwriter or its affiliates may engage in passive market making transactions in our common stock on the Nasdaq Global Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. Rule 103 generally provides that:

  •
  a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

  •
  net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker's average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

  •
  passive market making bids must be identified as such.

Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

LEGAL MATTERS

        The validity of the shares of our common stock that we are offering by means of this prospectus and certain other legal matters in connection with the offering will be passed upon for us by Latham & Watkins LLP, San Francisco, California. Pillsbury Winthrop Shaw Pittman LLP, San Francisco, California, is acting as counsel for the underwriter in connection with certain legal matters relating to the shares of common stock offered hereby.

EXPERTS

        The consolidated financial statements and the related financial statement schedule of Aviza Technology, Inc. and its subsidiaries included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report, which is included and incorporated by reference in this prospectus, and have been so included and incorporated by reference in reliance upon the report of such firm given upon the authority of Deloitte & Touche LLP as experts in accounting and auditing.

        The consolidated financial statements of Trikon Technologies, Inc. included in its Annual Report on Form 10-K/A for the year ended December 31, 2004, including the schedule appearing in the Form 10-K/A, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its report included in the Form 10-K/A and incorporated by reference in this prospectus. These financial statements have been incorporated by reference in this prospectus in reliance upon such report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You can read and copy these reports, proxy statements and other information at the public reference facilities of the SEC, in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). Our SEC filings and other information about us may also be obtained from our website at www.avizatechnology.com, although the information on our website does not constitute a part of this prospectus, and we are not incorporating information on our website into this prospectus.

        Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the actual contract or document, each statement being qualified in all respects by that reference.

INCORPORATION BY REFERENCE

        We have elected to "incorporate by reference" certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents that we or Trikon have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we or Trikon have previously filed with the SEC:

  •
  Our Annual Report on Form 10-K for the fiscal year ended September 29, 2006, which we filed with the SEC on December 18, 2006.

  •
  Our definitive proxy statement for our 2007 Annual Meeting of Stockholders filed on Schedule 14A, which we filed with the SEC on December 19, 2006, except for the information included in the proxy statement under the captions "Compensation Committee Report on Executive Compensation," "Audit Committee Report" and "Performance Graph."

  •
  Our Current Report on Form 8-K, which we filed with the SEC on December 8, 2006.

  •
  Our Current Report on Form 8-K, which we filed with the SEC on December 21, 2006.

  •
  Trikon's consolidated financial statements contained in pages F-1 through F-28 of Trikon's Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, which Trikon filed with the SEC on May 27, 2005.

  •
  Trikon's consolidated financial statements contained in Item 1 of Trikon's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, which Trikon filed with the SEC on November 9, 2005.

        We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to Aviza Technology, Inc., Attention: Investor Relations, 440 Kings Village Road, Scotts Valley, California 95066, telephone number (831) 438-2100.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Aviza Technology, Inc.:

        We have audited the accompanying consolidated balance sheets of Aviza Technology, Inc. and subsidiaries (the "Company") as of September 29, 2006 and September 30, 2005, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for the years ended September 29, 2006 and September 30, 2005, and the period from October 7, 2003 through September 24, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aviza Technology, Inc. and subsidiaries at September 29, 2006 and September 30, 2005, and the results of their operations and their cash flows for the years ended September 29, 2006 and September 30, 2005, and the period from October 7, 2003 through September 24, 2004, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

San Jose, California
December 13, 2006

AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except par amounts and number of shares)

	September 29, 2006	September 30, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,722	$7,437
Accounts receivable, net of allowance of $262 and $564, respectively	26,763	23,630
Inventory	54,499	24,253
Prepaid expenses and other current assets	6,638	11,632

Total current assets	98,622	66,952
PROPERTY, PLANT AND EQUIPMENT—net	25,266	19,569
INTANGIBLE ASSETS—net	4,755	4,000
OTHER ASSETS	463	388

TOTAL	$129,106	$90,909

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Short term borrowings and current portion of note payable	$28,632	$30,724
Accounts payable	30,792	19,397
Warranty liability	10,816	13,599
Accrued liabilities	13,716	8,814

Total current liabilities	83,956	72,534

Mandatorily redeemable preferred stock, Series B and B-1, $100 par value—110,000 shares authorized; 110,000 shares issued and outstanding at September 30, 2005 (liquidation preference of $11,097 at September 30, 2005)	—	11,000

NOTE PAYABLE—Long term	6,256	6,463

Total liabilities	90,212	89,997

COMMITMENTS AND CONTINGENCIES (Note 10)
PREFERRED STOCK, SERIES A, $0.001 PAR VALUE—10,000,000 shares authorized; 5,226,496 shares issued and outstanding at September 30, 2005 (liquidation preference of $32,650 at September 30, 2005)	—	32,650

STOCKHOLDERS' EQUITY (DEFICIT):
Preferred stock, $0.0001 par value—5,000,000 shares authorized; none outstanding	—	—
Common stock, $0.0001 par value—100,000,000 shares authorized; 16,150,752 and 475,065 shares issued and outstanding at September 29, 2006 and September 30, 2005, respectively	2	1
Additional paid-in capital	88,655	4,040
Accumulated other comprehensive income (loss)	594	(110)
Accumulated deficit	(50,357)	(35,669)

Total stockholders' equity (deficit)	38,894	(31,738)

TOTAL	$129,106	$90,909

The accompanying notes are an integral part of these consolidated financial statements.

AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except shares and loss per share amounts)

	Fiscal Year Ended
			October 7, 2003 through September 24, 2004
	September 29, 2006	September 30, 2005
NET SALES	$160,860	$171,209	$77,698
COST OF GOODS SOLD	116,548	144,428	59,716

GROSS PROFIT	44,312	26,781	17,982

OPERATING EXPENSES:
Research and development	25,311	21,126	18,311
Selling, general and administrative	27,312	17,140	17,353
In-process research and development	373	—	—

Total operating expenses	52,996	38,266	35,664

LOSS FROM OPERATIONS	(8,684)	(11,485)	(17,682)

OTHER INCOME (EXPENSES):
Interest income	194	17	22
Interest expense	(5,517)	(4,017)	(1,334)
Other income (expense)—net	(100)	11	—

Total other income (expense)	(5,423)	(3,989)	(1,312)

LOSS BEFORE INCOME TAXES	(14,107)	(15,474)	(18,994)
INCOME TAXES	581	539	662

NET LOSS	$(14,688)	$(16,013)	$(19,656)

Loss per share:
Basic and diluted	$(1.31)	$(42.22)	$(96.45)

Weighted average common shares:
Basic and diluted	11,209,200	379,319	203,791

The accompanying notes are an integral part of these consolidated financial statements.

AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except share amounts)

	Common Stock
			Additional Paid-In Capital	Accumulated Deficit	Accumulated Comprehensive Income (Loss)
	Shares	Amount				Total
BALANCE—October 7, 2003	—	$—	$—	$—	$—	$—
Fair value of preferred stock warrants issued for loan guarantee		—	3,500	—	—	3,500
Common stock issued to non employees for services	243,206	1	202	—	—	203
Components of comprehensive loss:
Cumulative translation adjustment		—	—	—	(130)	(130)
Net loss		—	—	(19,656)	—	(19,656)

Total comprehensive loss	—	—	—	—	—	(19,786)

BALANCE—September 24, 2004	243,206	1	3,702	(19,656)	(130)	(16,083)

Common stock issued to non employees for services	9,004	—	10	—	—	10
Exercise of employee stock options	222,855	—	231	—	—	231
Series B preferred stock dividends		—	97	—	—	97
Components of comprehensive loss:
Cumulative translation adjustment		—	—	—	20	20
Net loss		—	—	(16,013)	—	(16,013)

Total comprehensive loss	—	—	—	—	—	(15,993)

BALANCE—September 30, 2005	475,065	1	4,040	(35,669)	(110)	(31,738)

Exercise of employee and director stock options	60,996	—	57	—	—	57
Fair value of common stock warrants issued for loan guarantee		—	251	—	—	251
Conversion of Series A preferred stock to common stock	5,226,496	—	32,650	—	—	32,650
Issuance of common stock, options and warrants in merger with Trikon Technologies, Inc.	4,568,946	—	24,131	—	—	24,131
Conversion of Series B and Series B-1 preferred stock and accrued dividends to common stock	2,536,974	—	11,497	—	—	11,497
Issuance of common stock in private placement	3,282,275	1	14,946	—	—	14,947
Stock-based compensation		—	1,083	—	—	1,083
Components of comprehensive loss:
Cumulative translation adjustment		—	—	—	704	704
Net loss		—	—	(14,688)	—	(14,688)

Total comprehensive loss		—	—	—	—	(13,984)

BALANCE—September 29, 2006	16,150,752	$2	$88,655	$(50,357)	$594	$38,894

The accompanying notes are an integral part of these consolidated financial statements.

AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended
	September 29, 2006	September 30, 2005	September 24, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,688)	$(16,013)	$(19,656)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,560	2,317	1,772
Amortization	2,158	1,661	986
Fair value of preferred stock warrants issued for loan guarantee	—	—	3,500
Fair value of common stock warrants issued for loan guarantee	251	—	—
Stock based compensation	1,083	—	—
Mandatorily redeemable preferred stock dividend accrued	497	97	—
Loss on disposal of equipment	131	983	—
Provision for (recoveries of) allowance for doubtful accounts	(308)	(452)	1,016
Write off in-process rersearch and development from Trikon	373	—	—
Changes in assets and liabilities:
Accounts receivable	12,525	(2,957)	(4,985)
Inventories	(14,210)	2,721	(6,223)
Prepaid and other assets	4,982	(2,111)	(11,952)
Accounts payable	6,387	1,337	11,440
Warranty liability	(4,278)	20	(2,320)
Accrued liabilities	1,410	(1,335)	1,621

Net cash used in operating activities	(127)	(13,732)	(24,801)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of net assets from ASML	—	—	(24,226)
Cash acquired from Trikon net of direct merger costs	7,366	—	—
Purchases of property and equipment, net	(6,749)	(4,846)	(2,100)
Proceeds from sale of equipment	190	—	—
Purchase of technology license	—	(4,000)	—

Net cash provided by (used in) investing activities	807	(8,846)	(26,326)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from credit lines	(2,176)	9,511	20,926
Net proceeds from mortgage loan	—	—	7,000
Proceeds from other short-term borrowings	—	499	—
Proceeds from the issuance of common stock	15,003	241	203
Proceeds from the issuance of series A, B and B-1 preferred stock	—	11,000	32,650
Payments on mortgage loan	(280)	(257)	—
Payments on other short-term borrowings	(8,658)	(499)	—
Payments on capital lease obligations	(29)	—	—

Net cash provided by financing activities	3,860	20,495	60,779

Effect of exchange rates of foreign cash balances	(1,255)	91	(223)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,285	(1,992)	9,429
CASH AND CASH EQUIVALENTS:
Beginning of period	7,437	9,429	—

End of period	$10,722	$7,437	$9,429

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$3,246	$2,155	$347

Income taxes paid	$149	$460	$—

Noncash investing and financing activities:
Fair value of preferred stock warrants issued in exchange for loan guarantee	$—	$—	$3,500

Fair value of common stock options and warrants issued in the acquisition of Trikon Technologies Inc.	$24,131	$—	$—

Equipment acquired under capital lease	$75	$—	$—

Conversion of mandatorily redeemable preferred stock, Series B and Series B-1, and accrued dividends to common stock	$11,594	$—	$—

Conversion of preferred stock, Series A, to common stock	$32,650	$—	$—

Fair value of common stock warrants issued in exchange for loan guarantee	$251	$—	$—

Property and equipment included in accounts payable at end of fiscal year	$485	$327	$—

The accompanying notes are an integral part of these consolidated financial statements.

AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

        Aviza Technology, Inc. and its subsidiaries (collectively, "Aviza") design, manufacture, sell and support advanced semiconductor capital equipment and process technologies for the global semiconductor industry and related markets. Aviza was formerly the Thermal Division of ASML Holding, N.V. ("ASML"), a Netherlands corporation. On September 18, 2003, Aviza was incorporated as Thermal Acquisition Corporation, a Delaware corporation, by VantagePoint Venture Partners and its affiliates ("VPVP") to acquire the Thermal Division business of ASML ("Predecessor"). There were no operations of Aviza from September 18, 2003 to October 7, 2003. On October 10, 2003 ("the acquisition date"), Thermal Acquisition Corporation acquired certain assets and liabilities of the Predecessor and changed its name to Aviza Technology, Inc. (the "Company"), at which time Aviza began to operate independently from ASML. Beginning October 10, 2003, Aviza's consolidated financial statements no longer include an allocated portion of ASML's corporate service and infrastructure costs. However, during fiscal 2004, Aviza did incur amounts payable to ASML under a transition services agreement, under which ASML provided services such as payroll, record keeping and human resources for Aviza's international locations.

        On December 1, 2005, Aviza, Inc., formerly Aviza Technology, Inc. ("Former Aviza") completed its merger transaction with Trikon Technologies, Inc. ("Trikon"). The merger transaction was effected through the formation of a new company originally named New Athletics, Inc., which issued shares of common stock in exchange for the outstanding shares of common stock of Trikon and outstanding shares of common and Series A preferred stock of Former Aviza. For accounting purposes, Former Aviza is deemed to have acquired Trikon because, immediately after the merger transaction, former stockholders of Former Aviza owned approximately 56% of the combined company and former stockholders of Trikon owned approximately 44% of the combined company. Each outstanding share of Former Aviza common and Series A preferred stock was exchanged for 0.90043 of a share of New Athletics, Inc. common stock. All common stock and Series A preferred stock and per share amounts for Former Aviza in these financial statements have been adjusted to give retroactive effect to this exchange ratio for all periods presented. Shares of mandatorily redeemable Series B and B-1 preferred stock of Former Aviza were not exchanged in the merger transaction and, accordingly, the related share and per share amounts have not been adjusted.

        In connection with the merger transaction, New Athletics, Inc. changed its name to Aviza Technology, Inc., the common stock of which is publicly traded on the Nasdaq Global Market under the symbol "AVZA."

        The following table details the impact of the exchange of shares associated with the merger on December 1, 2005:

	Pre Exchange Shares	Exchange Ratio	Post Exchange Aviza Technology, Inc. Common Shares
Former Aviza:	5,804,446	0.90043	5,226,496
Series A preferred stock	559,889	0.90043	504,140

Common stock	6,364,335

Trikon:
Common stock	15,754,985	0.29	4,568,946

Total post exchange shares			10,299,582

        Trikon and Former Aviza continue as subsidiaries of the Company. The financial information presented in this prospectus represents:

1)
the financial position of the Company and its subsidiaries as of September 29, 2006;

2)
the financial position of Former Aviza as of September 30, 2005;

3)
the results of operations of the Company and its subsidiaries for the fiscal year ended September 29, 2006, including Trikon from December 2, 2005 through September 29, 2006;

4)
the cash flows of the Company and its subsidiaries for the fiscal year ended September 29, 2006, including Trikon from December 2, 2005 through September 29, 2006;

5)
the results of operations of Former Aviza for the fiscal year ended September 30, 2005 and the fiscal period October 7, 2003 through September 24, 2004; and

6)
the cash flows of Former Aviza for the fiscal year ended September 30, 2005 and the fiscal period October 7, 2003 through September 24, 2004.

See Note 3 for additional information related to the merger transaction.

2. SIGNIFICANT ACCOUNTING POLICIES

        Fiscal Year—Our fiscal year end is the Friday nearest to September 30. As such, the period from October 1, 2005 through September 29, 2006 had 52 weeks, the period from September 25, 2004 through September 30, 2005 had 53 weeks and the period from October 7, 2003 through September 24, 2004 had 50 weeks and 5 days.

        Use of Estimates in the Preparation of Consolidated Financial Statements—The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

        Principles of Consolidation—The consolidated financial statements include the accounts of the Company and our subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

        Cash Equivalents—We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

        Concentration of Credit Risk—Financial instruments that subject us to concentrations of credit risk consist primarily of accounts receivable. Ongoing credit evaluations of customers' financial condition are performed and the amount of credit is limited when deemed necessary. One customer accounted for 17% and 23% of accounts receivable at September 29, 2006 and September 30, 2005, respectively. A different customer accounted for 18% of accounts receivable at September 29, 2006. Two different customers accounted for 21% and 14% of accounts receivable at September 30, 2005.

        Fair Value of Financial Instruments—Carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, approximate fair value due to their short maturities. The fair value of our debt at September 29, 2006 approximated book value.

        Common and Preferred Shares—The share and per share amounts for all of our common and series A preferred stock have been adjusted to give retroactive effect to the 1.0 to 0.90043 per share exchange ratio which occurred in connection with the merger transaction with Trikon in December 2005 (see Note 13). The series B and B-1 preferred stock were not exchanged in the merger transaction and, accordingly, the related share and per share amounts have not been adjusted.

        On April 24, 2006, we issued 238,482 and 2,298,492 shares of common stock to our President and CEO and VantagePoint Venture Partners ("VPVP"), our largest shareholder, respectively, in exchange for an aggregate 20,000 shares of mandatorily redeemable Series B preferred Stock and an aggregate of 90,000 shares of mandatorily redeemable Series B-1 preferred stock of Former Aviza, a wholly owned subsidiary of the Company. The shares of mandatorily redeemable Series B and Series B-1 preferred stock were converted to common shares based upon the redemption value of the mandatorily redeemable Series B and Series B-1 preferred Stock at the date of closing of the private placement with CDPQ divided by the purchase price which CDPQ paid for the private placement ($4.57 per share). See Note 11.

        Revenue Recognition—We recognize revenue when (1) persuasive evidence of an arrangement exits, (2) delivery has occurred or services have been rendered, (3) the price is substantially fixed or determinable, and (4) collectibility is reasonably assured.

        In January 2003, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. The Predecessor adopted EITF Issue No. 00-21 on July 1, 2003. This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting.

        For purposes of revenue recognition, we classify our products into two categories, "proven technology" and "new technology". Proven technology systems are those systems where we have a history of successful installations within a reasonable timeframe of delivery and the costs to complete installation do not vary materially from one instance to another. New technology systems are those systems which we cannot demonstrate that we can meet the provisions of customer acceptance at the time of shipment.

        We typically sell equipment and installation services as a bundled arrangement. The fair value of installation is determined as the price we charge for similar installation services provided to our customers outside of the warranty provisions. Upon shipment of our proven technology, we record revenue at the lesser of the residual amount of the equipment or the non-contingent amount. The remaining contractual revenue is recorded upon successful installation of the product.

        Cost of the equipment is recorded upon shipment. To the extent a loss is calculated on shipment due to the foregoing deferral of revenue, a portion of the cost is also deferred to reflect zero gross profit at the time of shipment. The residual revenue, deferred costs and installation costs are recorded upon successful installation of the product.

        Revenue on new technology is deferred until installation and acceptance at the customer's premises is completed, as we can not demonstrate that we can meet the provisions of customer acceptance at the time of shipment under Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition. Cost of the equipment relating to new technology is also recorded upon customer acceptance.

        In the first quarter of fiscal 2005, we changed the status of our RVP-300plus and Pantheon ALD products from new technology to proven technology due to our history of customer acceptance of these products. As a result of this change in status, we recorded $29.3 million of sales relating to these products that were shipped prior to fiscal 2005 and for which revenue had been previously deferred. During the fourth quarter of fiscal 2006, our Celsior ALD products changed status from new to proven technology based on sufficient customer acceptances. This resulted in recognition of $7.3 million of revenue during the fourth quarter, which was previously deferred during fiscal 2006.

        Revenue from services is recognized as performed. Revenue from prepaid service contracts is recognized ratably over the life of the contract. Revenue from spare parts is recorded upon shipment.

        Warranty—We accrue for the estimated cost of the warranty on our systems, which includes the cost of the labor and parts necessary to repair systems during the warranty period. The amounts recorded in the warranty accrual are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Systems typically have warranty periods ranging from one to three years. The components of the warranty accrual are as follows:

	Fiscal Year Ended
			October 7, 2003 through September 24, 2004
	September 29, 2006	September 30, 2005
	(in thousands)
Beginning warranty accrual	$13,599	$13,533	$15,664
Additional accruals for new shipments	6,914	7,595	5,751
Warranty liability assumed in merger	1,386	—	—
Warranty costs incurred	(6,970)	(7,529)	(7,351)
Change in liability for pre-existing warranties during the period	(4,113)	—	(531)

Ending warranty accrual	$10,816	$13,599	$13,533

        Guarantees—In addition to product warranties, we, from time to time, in the normal course of business, indemnify certain customers against third party claims that our products, when used for their intended purposes, infringe the intellectual property rights of such third party or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim. Historically, we have not made payments under these obligations and no liabilities have been recorded for these obligations on the balance sheet at September 29, 2006 and September 30, 2005, respectively.

        Research and Development Costs—Costs relating to research and development are charged to operating expense as incurred.

        Advertising Expenses—Costs relating to advertising are charged to operating expenses as incurred. We incurred $12,000, $4,000 and $269,000 for the fiscal years ended September 29, 2006 and September 30, 2005 and the fiscal period October 7, 2003 through September 24, 2004, respectively.

        Inventories—Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes production labor, raw materials and manufacturing overhead.

        Property, Plant and Equipment—Property, plant and equipment are recorded at cost and are depreciated over average periods of 25 years for buildings and improvements, 5 to 10 years for machinery and equipment, 3 to 7 years for purchased software, and 3 to 15 years for office furnishings, fixtures, vehicles and land improvements utilizing the straight-line method.

        Impairment of Long Lived Assets—We evaluate our long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's fair value or discounted estimates of future cash flows. We have not identified any such impairment losses to date.

        Goodwill and Intangible Assets—We have no goodwill on our balance sheet at September 29, 2006 or September 30, 2005. We evaluate other intangibles for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

Licenses	10 to 15 years
Developed technology	10 years
Brands and trademarks	10 years
Customer relationships	10 years
Patents	10 years

        Foreign Currency—The majority of our foreign operations have the local currency as the functional currency. For foreign operations with the local currency as the functional currency, local currency denominated assets and liabilities are translated at the year-end exchange rates and revenue, costs and expenses are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency translation are included as a component of other comprehensive loss in the consolidated balance sheet. For foreign operations where the US dollar is the functional currency, foreign currency denominated assets and liabilities are re-measured at the year-end exchange rate except for inventories, prepaid expenses and fixed assets, which are re-measured at the historical exchange rates. Foreign currency denominated revenue, costs and expenses are recorded at the average exchange rates during the year, except for costs and expenses related to items such as inventories and fixed assets, which are re-measured using historical exchange rates. Gains or losses resulting from foreign currency re-measurement are included in operating expenses in the consolidated statements of operations.

        Net foreign currency gains (losses) included in operating expenses were $550,000, $(302,000) and $(524,000) for the fiscal years ended September 29, 2006 and September 30, 2005; and the fiscal period October 7, 2003 through September 24, 2004, respectively.

        Stock-Based Compensation—Effective October 1, 2005, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-Based Payment ("SFAS 123(R)"). SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the employee's requisite service period. The measurement of stock-based compensation cost is based on several criteria including, but not limited to, the valuation model used and associated input factors such as expected term of the award, stock price volatility, dividend rate, risk-free interest rate and award cancellation rate. The input factors to use in the valuation model are based on subjective future expectations combined with management judgment. If there is a difference between the assumptions used in determining stock-based compensation costs and the actual factors, which become known over time, we may change future input factors used in determining stock-based compensation costs. These changes may materially impact our results of operations in the period such changes are made. We previously applied Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock issued to Employees, and related interpretations and provided the pro forma disclosures of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123").

        We adopted the modified prospective application method as provided by SFAS 123(R). Under this method, SFAS 123(R) was applied to new awards and to awards modified, repurchased or cancelled after the effective date accordingly prior period amounts have not been restated. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered, such as unvested stock options, that were outstanding as of the date of adoption are being recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption was based on the grant-date fair value for those awards granted after June 24, 2005, the date of the Company's initial filing of a Form S-4 registration statement relating to the merger transaction as discussed in Note 3 and based on the intrinsic values as previously recorded under APB Opinion No. 25 for awards granted prior to that date.

        The fair value of each option is estimated at the date of grant using the Black-Scholes option valuation model. We estimate expected stock price volatility based on historical volatility within a peer group. The Company uses historical data to estimate expected life and forfeiture rates. The risk-free interest rate for the periods within the expected life of the option is based on the U.S. Treasury yield with similar expected life.

        Under our stock option plans (Note 14), we may grant options to purchase up to a maximum of 4,844,000 shares of common stock, including outstanding options to employees, directors and consultants at a price not less than the fair market value on the date of the grant. These options generally vest over four to five years and generally expire seven to ten years from the date of the grant

        We recognized stock-based compensation expense of $1,083,000 during the fiscal year ended September 29, 2006. Due to uncertainty surrounding the realization of the income tax benefit related to stock-based compensation expense, there is no related income tax benefit recognized in the consolidated statements of operations recorded for the fiscal year ended September 29, 2006 as a full valuation allowance has been provided against the deferred tax asset. The estimated fair value of our stock options, less expected forfeiture, is amortized over the awards' vesting period on a straight-line basis. The modified prospective transition method of SFAS 123(R) requires the presentation of pro forma information, for periods presented prior to the adoption of SFAS 123(R), regarding net loss and net loss per share as if we had accounted for our stock plans under the fair value method of SFAS 123(R). For pro forma purposes, the fair value of stock options was estimated using the Black-Scholes option valuation model and amortized on a straight-line basis. The pro forma amounts are as follows:

	Fiscal Year Ended September 30, 2005	October 7, 2003 through September 24, 2004
Net loss—as reported	$(16,013)	$(19,656)
Deduction: Stock-based employee compensation expense determined under the fair value method	(113)	(32)

Net Loss—pro forma	$(16,126)	$(19,688)

Loss per common share:
Basic and diluted—as reported	$(42.22)	$(96.45)

Basic and diluted—pro forma	$(42.51)	$(96.61)

        The fair value of our stock options granted in the fiscal years ended September 29, 2006 and September 30, 2005; and the fiscal period October 7, 2003 through September 24, 2004, respectively, was estimated at the date of grant using the following weighted average assumptions:

	Fiscal Year Ended		October 7, 2003 through September 24, 2004
	September 29, 2006	September 30, 2005
Expected life (years)	5.3	5.0	5.0
Risk-free interest rate	4.5%	4.0%	3.0%
Stock price volatility	74.5%	70.0%	0.0%
Dividend yield	0.0%	0.0%	0.0%

        The following table summarizes our stock option activity under our stock option plans as of September 29, 2006 and changes during the fiscal year ended September 29, 2006:

	Number of Shares	Weighted Average Exercise Price
Outstanding—September 30, 2005	1,554,444	$0.95
Options assumed in merger with Trikon	512,401	21.57
Granted	1,956,000	5.20
Exercised	(60,994)	0.94
Forfeited	(170,687)	19.88

Outstanding—September 29, 2006	3,791,164	$5.08

        As of September 29, 2006, there was $4.6 million of unrecognized compensation cost related to unvested stock options granted and outstanding, net of estimated forfeitures. The cost is expected to be recognized over a weighted average period of approximately 1.59 years.

        The following table details total stock-based compensation expense for the fiscal year ended September 29, 2006 (in thousands):

Fiscal Year Ended September 29, 2006
Cost of goods sold	$107
Research and development	190
Selling, general and administrative	786

Pre-tax stock-based compensation expense	1,083
Income tax benefits	—

Net stock-based compensation expense	$1,083

        The options outstanding and exercisable at September 29, 2006 were in the following exercise price ranges:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Vested and Exercisable	Weighted Average Exercise Price
$0.83-$0.83	1,130,218	7.38	$0.83	706,024	$0.83
$0.84-$5.41	1,559,116	6.93	4.16	236,899	2.40
$5.42-$5.60	815,000	9.23	5.60	151,873	5.60
$5.61-$10.69	143,240	7.39	8.68	127,256	8.49
$10.70-$87.07	143,590	5.11	41.99	131,519	44.20

$0.83-$87.07	3,791,164	7.51	$5.08	1,353,571	$6.57

        The aggregate intrinsic value of the options outstanding and the options exercisable at September 29, 2006 was $4,182,000 and $2,714,000 respectively. The aggregate intrinsic value represents the total pre-tax intrinsic value based on the closing stock price of $3.80 per share at September 29, 2006. The weighted average remaining contractual life for options exercisable as of September 29, 2006 is 7.52 years.

        The weighted average fair value of options on the grant date, as determined under SFAS 123(R), granted during the fiscal years ended September 29, 2006 and September 30, 2005 and the fiscal period October 7, 2003 through September 24, 2004 was $3.44, $0.33 and $0.13 per share, respectively.

        The fair value of options vested during the fiscal years ended September 29, 2006 and September 30, 2005, and the fiscal period October 7, 2003 through September 24, 2004 was $902,000, $84,000 and $0, respectively.

        The total intrinsic value of options exercised during the years ended September 29, 2006 and September 30, 2005, and the fiscal period October 7, 2003 through September 24, 2004 was $175,000, $2,000 and $0, respectively. The total cash received from employees as a result of employee stock options exercises during the years ended September 29, 2006, September 30, 2005, and the fiscal period October 7, 2003 through September 24, 2004 was $57,000, $231,000 and $0, respectively.

        Significant Risks and Uncertainties—We participate in a dynamic high technology industry and believe that changes in any of the following areas could have a material adverse effect on our future financial position, results of operations or cash flows: advances and trends in new technologies and industry standards; competitive pressures in the form of new products or price reductions on current products; changes in product mix; changes in the overall demand for products offered by us; changes in third-party manufacturers; changes in key suppliers; changes in certain strategic relationships or customer relationships; litigation or claims against us based on intellectual property, patent, product, regulatory or other factors; fluctuations in foreign currency exchange rates; risk associated with changes in domestic and international economic and/or political regulations; availability of necessary components or subassemblies; disruption of manufacturing facilities; and our ability to attract and retain employees necessary to support our growth.

        Recent Accounting Pronouncements—In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4 ("SFAS 151"). The amendments made by SFAS 151 are intended to improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS 151 will be applied prospectively. Aviza's historical treatment of inventory costs is consistent with SFAS 151, and therefore adoption of SFAS 151 did not have an effect on our consolidated financial statements.

        In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143 ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditioned on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a "conditional asset retirement obligation" if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of a "conditional asset retirement obligation." FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Adoption of this interpretation did not have a material impact on our results of operations or financial condition.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS 154"), which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS 154 requires that changes in accounting principle be retrospectively applied. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 123(R), however, allowed for a modified prospective approach of adoption. We do not expect the adoption of SFAS 154 to have a significant impact on our results of operations or financial condition.

        In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN No. 48"), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting For Income Taxes ("SFAS 109"). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance in derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 requires that tax positions previously held which no longer meet the more-likely-than-not recognition threshold should be derecognized in the first financial reporting period in which the threshold is no longer met. Use of a valuation allowance, as per SFAS 109, is no longer an appropriate substitute for the derecognition of a tax position. The interpretation is effective for fiscal years beginning after December 15, 2006. We have not yet evaluated the impact of the adoption of FIN No. 48 on our financial position, results of operations or cash flows.

        During the quarter ended September 29, 2006 the FASB issued Statement No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value as a market based measurement, creates a GAAP framework for measuring fair value and requires expanded disclosures about fair value measurements. While this statement does not impose any new fair value measurements, it does apply with certain exceptions to other pronouncements that either require or permit fair value measurements. SFAS 157 defines fair value as a market based measurement between market participants and not as an entity specific measurement. Fair value is either (1) the price received when selling an asset or (2) the price paid to transfer a liability at the measurement date. SFAS 157 creates a fair value hierarchy which prioritizes the input that should be used in evaluating the assumptions used in pricing techniques used to measure fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 157 to have a significant impact on our results of operations or financial condition.

        During the quarter ended September 29, 2006, the Securities and Exchange Commission released Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements in Current Year Financial Statements ("SAB 108"), which provides guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 calls for the quantification of errors using both a balance sheet and income statement approach based on the effects of such errors on each of the company's financial statements and the related financial statement disclosures. SAB 108 is effective for financial statements issued for the fiscal year ending after November 15, 2006. We do not expect the adoption of SAB 108 to have a significant impact on our results of operations or financial condition.

3. MERGER AND OTHER TRANSACTIONS WITH TRIKON TECHNOLOGIES, INC.

        On December 1, 2005, we completed a merger transaction with Trikon, which designs, manufactures and services wafer processing semiconductor manufacturing equipment primarily for semiconductor devices. Its products are used for chemical and physical vapor deposition and for etch applications and are sold to semiconductor manufacturers worldwide. We believe that the addition of Trikon broadens our product portfolio and our ability to provide a wider suite of solutions for customer applications. In accordance with the provisions of SFAS No. 141, we were treated as the acquirer for financial reporting purposes. In the merger transaction, a wholly owned subsidiary of Aviza was merged with and into Trikon. Trikon stockholders received 0.29 of a share of Aviza common stock in exchange for each share of Trikon common stock they owned. A total of 4,568,946 shares of our common stock were issued in exchange for the outstanding common stock of Trikon as of December 1, 2005. The common stock issued in the transaction was valued using the average closing price of Trikon's common stock on November 30 and December 1, 2005.

        In connection with the merger transaction, we assumed a warrant issued by Trikon to an investor for the purchase of 101,500 shares of common stock ("investor warrants") with an exercise price of $21.55 per share. In addition, further warrants for the purchase of 15,225 shares of common stock were issued to the placement agent ("placement agent warrants"). The warrants expire October 22, 2007. The warrants may be redeemed at the option of Trikon for $0.34 at any time after the first anniversary of the closing date provided that for any 20 trading days in a 30-day trading period the closing market price exceeds $38.79 for the investor warrants, and $40.34 for the placement agent warrants, and the average daily trading volume of our common stock exceeds 43,500 shares.

        In addition, 629,126 shares of common stock were reserved for issuance upon exercise of Trikon common stock options and warrants assumed at December 1, 2005. The fair value of the common stock options and warrants was estimated to be $499,000. The options and warrants were valued using the Black-Scholes option-pricing model with the following assumptions:

	Common Stock
	Options	Warrants
Dividend yield	0.0%	0.0%
Stock price volatility	72.4%	60.5%
Expected life (months)	56	21
Risk-free interest rate	4.4%	4.4%
Market value per common share	$5.17	$5.17

        A summary of the total consideration is as follows (in thousands):

Issuance of Aviza common stock (4,568,946 shares at the price of $5.17 per share)	$23,632
Value of substitute options and warrants to acquire 629,126 shares of Aviza common stock in exchange for all outstanding options and warrants of Trikon	499

Total equity consideration	24,131
Direct merger costs	6,116

Total consideration	$30,247

        Direct costs related to the merger totaled $6.1 million. This amount consisted of $2.7 million for legal services, $1.5 million for accounting and finance services, $1.0 million for services from investment bankers and $0.9 million of other direct costs related to the merger.

        Under the purchase method of accounting, the total consideration issued for Trikon common stock, options and warrants as shown in the table above is allocated to the Trikon tangible and intangible assets, and liabilities based on their estimated fair values as of the date of the merger transaction. The information is based on management determining the fair value with the assistance of valuations performed by external valuation professionals. The allocation of total consideration to Trikon's tangible and intangible assets is set forth in the following table (in thousands):

Trikon historical net book value		$30,565
Estimated fair value adjustments:
Inventory to fair value	1,492

Property, plant and equipment	13,439

Deferred income, net of related costs	3,524

Deferred rent	583

Accrued liabilities	(241)

Intangible assets:
Customer relationships	2,126
Brands and trademarks	940
Patents	744
Developed technology	6,673
In-process research and development	3,615
Licenses	253

Total estimated fair value of intangible assets	14,351

Total fair value adjustments		33,148

Fair value of net assets acquired		63,713
Excess of fair value of net assets over consideration		(33,466)

Total consideration		$30,247

        In accordance with generally accepted accounting principles, the excess of the fair value of Trikon's net assets over the consideration given has been allocated as a pro rata reduction of the amounts that would otherwise have been allocated to Trikon's non-current assets acquired. The allocation of the excess fair value is as follows (in thousands):

Property, plant and equipment	$20,594

Customer relationships	1,907
Brands and trademarks	843
Patents	667
Developed technology	5,985
In-process research and development	3,243
Licenses	227

Allocation of excess fair market value to intangibles	12,872

Excess fair market value of net assets over consideration	$33,466

        After allocation of the excess fair market value, the value of the intangibles acquired via the merger is as follows (in thousands):

Customer relationships	$219
Brands and trademarks	97
Patents	77
Developed technology	687
In-process research and development	373
Licenses	26

Total intangibles acquired	$1,479

        The intangible assets are being amortized over their estimated useful lives. With the exception of in-process research and development, the useful lives of the intangibles range from ten to fifteen years. In-process research and development consists of research and development in process at the time of the merger that had not demonstrated its technological feasibility and does not have an alternative future use. The value of the in-process research and development was written off subsequent to the merger.

        As a result of the merger transaction, Aviza recorded a restructuring liability of $241,000 relating to building closures of $96,000 and employee severance and related payments of $145,000. These costs were included in determination of the fair value of the net assets acquired in the merger transaction.

        The write-ups and write-downs of Trikon's assets to fair value for financial reporting purposes resulted in a difference for income tax reporting. This fair value write-up of inventory and intangibles, as well as the reduction of deferred income, deferred rent and certain accrued liabilities was not recorded for tax purposes due to the merger transaction being a tax-free transaction. This will cause us to have less revenue and more expenses for financial statement purposes than for tax purposes with respect to these items. As a result, we recorded a net current deferred tax liability of $1.6 million relating to these items. Similarly, the write-down of Trikon's property, plant, and equipment, as well as the reduction of certain accrued liabilities to fair value for financial reporting purposes results in a difference for income tax reporting purposes. This will cause us to have less depreciation and other expenses for financial statement purposes than for tax purposes with respect to these items. As a result, we recorded a deferred tax asset of $1.6 million relating to these items.

        A deferred tax asset of $35.5 million was recorded as part of the merger representing future tax deductions (primarily net operating loss carry forwards), which can only be realized to the extent of future taxable income. At September 29, 2006, management is unable to assert that it is more likely than not that the Company will generate sufficient taxable income to realize its net deferred tax assets in excess of the deferred tax liabilities recorded in relation to the write-up of inventory and intangibles to fair value at the merger date described above. Accordingly, the net deferred tax assets have been offset in full by a valuation allowance at September 29, 2006. If the valuation allowance in subsequently recognized, the tax benefits will be applied first to reduce to zero other non-current intangible assets related to the acquisition and second to reduce income tax expense.

        On March 14, 2005, we entered into a joint development agreement with Trikon related to the development of control software to be used in certain of the Company's products. As part of the agreement, we paid a $4.0 million license fee and agreed to pay royalties based on sales of the licensed product. The license has an estimated life of 10 years. In connection with the merger transaction, no royalty payments will be made, and the $4.0 million license fee is amortized over the 10-year estimated life of the license.

Pro Forma Financial Information for the Acquisition of Trikon

        The following unaudited pro forma financial information presents the combined results of our operation and Trikon as if the acquisition of Trikon had occurred as of the beginning of the periods presented. The pro forma results combine our results and the historical results of Trikon as follows:

Aviza Reporting Period	Trikon Period Included in Pro Forma Data
Fiscal Year Ended September 29, 2006	October 1, 2005—December 1, 2005
Fiscal Year Ended September 30, 2005	Year ended September 30, 2005
Fiscal Period October 7, 2003 through September 24, 2004	October 1, 2003—September 30, 2004

        The results of operations of the former Trikon business have been included in the results of our operations from the December 1, 2005 merger date.

        The unaudited pro forma financial information includes adjustments for periods included related to amortization of purchased intangibles, depreciation of purchased fixed assets, elimination of deferred rent liability and the elimination of intercompany activity that would have been recorded if the acquisition had occurred at the beginning of the period presented. The pro forma financial information for the combined entities has been prepared for comparative purposes only and is not necessarily indicative of what the actual results may have been if the acquisition had in fact occurred at the beginning of the period presented or to future results. Pro forma results for the fiscal years ended September 29, 2006 and September 30, 2005, and the fiscal period October 7, 2003 through September 24, 2004 were (in thousands except per share amounts):

	Fiscal Year Ended
			October 7, 2003 through September 24, 2004
	September 29, 2006	September 30, 2005
Net sales	$167,993	$205,249	$113,811

Net loss	$(16,146)	$(30,068)	$(34,965)

Net loss per share:
Basic and diluted	$(1.26)	$(2.96)	$(3.50)

Shares used in computing per share amounts:
Basic and diluted	12,851	10,175	9,998

4. INVENTORY

        Inventories consist of the following (in thousands):

	September 29, 2006	September 30, 2005
Raw materials	$29,414	$14,149
Work in progress	21,337	10,104
Finished goods and evaluation systems	3,748	—

Total inventory	$54,499	$24,253

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consist of the following (in thousands):

	September 29, 2006	September 30, 2005
Debt issuance costs (Note 8)	$733	$2,079
Deferred installation costs (Note 2)	1,301	3,685
Acquisition costs	—	4,112
Taxes	2,003	312
Other	2,601	1,444

Total prepaid expenses and other current assets	$6,638	$11,632

        Acquisition costs represent costs incurred in connection with the Trikon merger which were included in the purchase price upon closing of the merger.

6. PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consist of the following (in thousands):

	September 29, 2006	September 30, 2005
Land	$1,839	$1,839
Buildings and improvements	12,047	11,330
Machinery and equipment	12,947	6,677
Office furnishings, fixtures and equipment	2,659	1,420
Construction in process	2,840	2,213

Total	32,332	23,479
Accumulated depreciation	(7,066)	(3,910)

Net property, plan and equipment	$25,266	$19,569

        Depreciation expense has been included in the statements of operations as follows (in thousands):

	Fiscal Year Ended
			October 7, 2003 through September 24, 2004
	September 29, 2006	September 30, 2005
Cost of goods sold	$705	$658	$756
Operating expenses	2,855	1,659	1,016

Total depreciation expense for the period	$3,560	$2,317	$1,772

7. INTANGIBLE ASSETS

        Intangible assets are recorded at cost, net of accumulated amortization, and are amortized over their estimated useful lives (ranging from ten to fifteen years), using the straight-line method. Intangible assets at September 29, 2006 and September 30, 2005 consist of (in thousands):

	September 29, 2006			September 30, 2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Licenses	$4,026	$(268)	$3,758	$4,000	$—	$4,000
Developed technology	694	(58)	636	—	—	—
Brands and trademarks	96	(8)	88	—	—	—
Customer relationships	220	(18)	202	—	—	—
Products	78	(7)	71	—	—	—

	$5,114	$(359)	$4,755	$4,000	$—	$4,000

        Amortization expenses relating to all intangibles, excluding in-process research and development acquired from Trikon (Note 3), was $344,000. There was no amortization of intangibles during fiscal 2005 or the fiscal period October 7, 2003 through September 24, 2004. Based on the intangible assets recorded at September 29, 2006, and assuming no subsequent additions to, or impairment of the underlying assets, the remaining amortization expense is expected to be as follows:

Fiscal Year Ending
September 28, 2007	$511
September 26, 2008	511
September 25, 2009	511
September 24, 2010	511
September 30, 2011	511
Thereafter	2,200

$4,755

8. BORROWING FACILITIES

        Borrowings consist of the following (in thousands):

	September 29, 2006	September 30, 2005
Bank loans (revolving line of credit)	$28,277	$30,444
Note payable	6,463	6,743
Capital lease obligations	148	—

Total	34,888	37,187
Less: current portion	28,632	30,724

Long-term portion	$6,256	$6,463

        Revolving Line of Credit—As of September 29, 2006, we have a line of credit agreement, under which we may borrow up to $40,000,000. A total of $20,000,000 of the line is secured by first priority liens on all of our existing and future acquired assets and the remaining portion of the line is guaranteed by our largest shareholder, VPVP. The facility has a stated maturity of August 11, 2007. On May 30, 2006, the line of credit agreement was amended, reducing the interest rate by 0.5%, to the bank's prime rate, which is payable monthly. The terms of the line of credit agreement prohibit us from paying cash dividends on our common stock. Under the terms of the agreement, we are required to meet certain financial covenants.

        We were in compliance with the financial covenants as of September 29, 2006. At September 30, 2005, we were in violation of certain covenants. Based on VPVP's guarantee that it would not require reimbursement from the Company prior to September 30, 2006 should VPVP be required to make any payment under the guarantee, as of December 1, 2005, the bank waived our non-compliance under the agreement at September 30, 2005. The line of credit agreement has subsequently been amended to include us as obligor and the covenants reset. In connection with the merger transaction with Trikon, VPVP continued its guarantee under the line of credit. We issued VPVP warrants to purchase 290,000 shares of common stock in connection with its continued guarantee. In December 2006, VPVP agreed that in the event it is required to make a payment under its guarantee, it would not require reimbursement from us prior to December 31, 2007 unless we have sufficient funds to repay any amount paid by VPVP. Borrowings under this credit line were $28.3 million at September 29, 2006.

        A subsidiary of ours has a revolving line of credit for 200,000,000 Japanese Yen (approximately $1.7 million, at the exchange rate on September 29, 2006) under which there were no borrowings at September 29, 2006. The credit line bears interest at 1.375% per annum.

Notes Payable

        Mortgage—Our mortgage line of credit is secured by land and buildings and matures on September 30, 2007. The debt carries interest calculated as the sum of LIBOR rates plus a margin of 5.25% and is repayable in monthly principal installments of $23,333 plus interest. The effective interest rate at September 29, 2006 and September 30, 2005 was 10.625% and 9.0%, respectively.

        Under the provisions of the revolving line of credit and the mortgage line of credit, we are required to maintain interest rate protection on a portion of our indebtedness. To satisfy this obligation, in August 2004 and September 2004, we entered into interest rate cap agreements with financial institutions for a total notional amount of $17,000,000, expiring on October 10, 2006 and August 6, 2007, respectively. Under the revolving line of credit agreement, we continue to pay interest at the bank's prime rate (8.25% at September 29, 2006); however, the maximum rate is set at 8.25%. Under the note payable we continue to pay interest at LIBOR rates plus a margin of 5.25%; however, the maximum rate for the LIBOR component is 6.75%. Any changes in the fair value of the interest rate caps is charged to or credited to interest expense. During September 2006, Aviza extended the rate cap agreement set to expire on October 10, 2006 through October 10, 2007. At September 29, 2006 and September 30, 2005, the fair value of the interest rate caps was $7,000 and $14,000, respectively.

        The Company's debt maturities are as follows (in thousands):

Fiscal Year ending
September 28, 2007	$28,632
September 26, 2008	6,203
September 25, 2009	19
September 24, 2010	19
September 30, 2011	15

Total	$34,888

Loan Guarantee-Warrants

        Prior to the merger transaction with Trikon, Former Aviza granted warrants to VPVP to purchase an aggregate of $20 million of Series A preferred stock at the price of $5.625 per share. Former Aviza allocated approximately $3.5 million of the revolving line of credit to the warrants and is amortizing the amount to interest expense over the term of the debt. These warrants were cancelled as part of the merger transaction.

        In exchange for its continued guarantee of a portion of the Company's bank line of credit, on December 1, 2005, Aviza issued warrants to purchase 290,000 shares of common stock at $31.03 per share to VPVP. The warrants have a term of four years. The warrants were valued using the Black-Scholes option valuation model and the following assumptions:

Stock price	$5.21
Expected life (in years)	4.0
Exercise price	$31.03
Risk-free interest rate	4.4%
Stock price volatility	70.8%
Dividend yield	0.0%

        Based on the preceding assumptions and the fair value of the related debt, the warrants issued on December 1, 2005 were valued at $251,000. The fair value of the warrants will be amortized to interest expense over the remaining term of the bank line of credit.

        The total amount allocated to the debt associated with the above-mentioned warrants, as determined using the Black-Scholes option valuation method, was approximately $3.8 million. In addition an aggregate fee of $1,147,000 was paid to the lenders for the revolving line of credit and property mortgage. These amounts are being charged to interest expense on a method approximating the interest method over the lives of the related loans. The unamortized portion of these costs is recorded as prepaid expenses and other current assets, and other assets of $733,000 and $0 at September 29, 2006 and $2,079,000 and $131,000 at September 30, 2005.

        During the fiscal years ended September 29, 2006 and September, 30, 2005, and the fiscal period October 7, 2003 through September 24, 2004, we recorded $1,728,000, $1,614,000 and $862,000, respectively, related to amortization of the debt issuance and warrant costs. The amortization is recorded in interest expense. Estimated future amortization of these charges consists of the following (in thousands):

Fiscal Year Ending
September 28, 2007	$733

9. ACCRUED LIABILITIES

        Accrued liabilities consist of the following (in thousands):

	September 29, 2006	September 30, 2005
Accrued payroll and payroll taxes	$4,584	$2,766
Deferred revenue	2,023	545
Other accruals	7,109	5,503

Total	$13,716	$8,814

10. COMMITMENTS AND CONTINGENCIES

        On April 11, 2006, IPS, Ltd. filed a lawsuit against us in the United States District Court for the Central District of California. The complaint alleges that we improperly used IPS's confidential information to develop our Celsior single-wafer processing type atomic layer deposition technology. We have filed an answer denying the claim. The complaint is for unspecified monetary damages, injunctive relief and an order rescinding the settlement and distributor agreements that IPS and Aviza entered into in May 2004 in settlement of a prior lawsuit that IPS filed against ASML U.S., Inc. and Aviza in March 2004 relating to assets that we acquired from ASML in October 2003. We believe that we have complied with the settlement and distributor agreements and that the allegations contained in IPS's complaint are without merit. We intend to contest the lawsuit vigorously.

        Discovery in the litigation has not yet begun because the parties disagree about the proper forum in which to resolve the claims asserted by IPS. On May 12, 2006, we filed with the United States District Court for the Northern District of California a petition to compel arbitration in Santa Clara County, California. On August 3, 2006, Judge Ware of the Northern District of California found that one or more of the claims asserted by IPS was likely arbitrable and ordered the parties to arbitration to determine which claims were properly subject to arbitration. On October 23, 2006, Judge Cooper of the Central District of California stayed proceedings pending resolution of the question of arbitrability. The parties are currently in the process of filing their pleadings in the arbitration.

        Prior to the merger transaction with Trikon Technologies, Inc., Trikon was a party to an employment lawsuit in France. On March 10, 2004, Dr. Jihad Kiwan departed Trikon as Director and Chief Executive Officer. On March 29, 2004 and April 2, 2004, Trikon received letters from a United Kingdom law firm and from a French law firm, respectively, on behalf of Dr. Kiwan, detailing certain monetary claims for severance amounts due to Dr. Kiwan with respect to his employment with Trikon. On April 28, 2004, Dr. Kiwan filed a lawsuit in France and on June 10, 2004, filed similar proceedings in the United Kingdom. Dr. Kiwan has subsequently withdrawn the proceedings in the United Kingdom. We are in the process of vigorously contesting the French claim and do not believe that the outcome of the claim will be material to our business, financial condition or results of operations.

        Our Scotts Valley location is a federal Superfund site. Chlorinated solvent and other contamination was identified at the site in the early 1980's, and by the late 1980's Watkins Johnson Corporation ("WJ") (a previous owner of the Company) had installed a groundwater extraction and treatment system. In 1991, WJ entered into a consent decree with the United States Environmental Protection Agency providing for remediation of the site. In July 1999, WJ signed a remediation agreement with an environmental consulting firm, ARCADIS Geraghty and Miller ("ARCADIS"). Pursuant to this remediation agreement, WJ paid approximately $3 million in exchange for which ARCADIS agreed to perform the work necessary to assure satisfactory completion of WJ's obligation under the consent decree. The agreement also includes a cost overrun guaranty from ARCADIS up to a total project cost of $15 million. In addition, the agreement included procurement of a ten-year, claims-made insurance policy to cover overruns of up to $10 million from American International Specialty ("AIS"), along with a ten-year, claims made $10 million policy to cover unknown pollution conditions at the site.

        Failure of WJ, ARCADIS, or AIS to fulfill their obligations may subject the Company to substantial fines, and the Company could be forced to suspend production, alter manufacturing processes or cease business operations, any of which could have a material negative effect on the Company's sales, income and business operations.

        Management believes that the likelihood of the failure of WJ, ARCADIS or AIS is remote and that any remaining or uninsured environmental liabilities will not have a material effect on the Company's results of operations or financial position.

        During the fiscal years ended September 29, 2006 and September 30, 2005, and the fiscal period October 7, 2003 through September 24, 2004, $9,000, $29,000 and $106,000, respectively, were recorded as charges to cost of goods sold as a result of losses on cancelled purchase commitments.

        We are the lessee under several operating leases primarily for office, equipment rentals and research space. Future minimum rental payments under such operating leases that have noncancelable terms are as follows (in thousands):

Fiscal Year Ending
September 28, 2007	$2,499
September 26, 2008	1,964
September 25, 2009	1,335
September 24, 2010	553
September 30, 2011	8

Total	$6,359

        Rent expense for the fiscal years ended September 29, 2006, and September 30, 2005, and the fiscal period October 7, 2003 through September 24, 2004 was $3,276,000, $1,883,000, and $1,466,000, respectively.

11. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

        Former Aviza, a wholly owned subsidiary of the Company, sold 20,000 shares of Series B and 90,000 shares of Series B-1 preferred stock for $100.00 per share on March 11, 2005 and September 27, 2005, respectively.

        Significant terms of the mandatorily redeemable convertible preferred stock ("Series B and B-1 preferred stock") are as follows:

  •
  The Purchasers were VantagePoint Venture Partners IV(Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV Principals Fund, L.P. and Jerauld J. Cutini (only with respect to the Series B preferred stock).

  •
  The shares are redeemable at any time. The Company may, by written notice to the holders of the Series B and B-1 preferred stock, provided that funds are legally available to do so, redeem in whole or in part the then outstanding shares of Series B and B-1 preferred stock by paying cash therefor a sum per share equal to the original issuance price (as adjusted for any stock dividends, combinations or splits with respect to such shares) plus all accrued but unpaid dividends on such shares. The Company will redeem, from any source of funds legally available therefore, the Series B and B-1 preferred stock on the second anniversary of the original issuance date of each series.

  •
  Each share of Series B and B-1 preferred stock is convertible at the option of the holder into any new securities that we or any our controlling parent corporation may sell after the original issuance date on the date that such new securities are issued. For purpose of any such conversion, each share of Series B and B-1 preferred stock is valued at the Series B and B-1 preferred stock redemption price as of the date of such conversion.

  •
  The holders of shares of Series B and B-1 preferred stock have no voting rights, except as required by law.

  •
  The holders of shares of Series B and B-1 preferred stock are entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in common stock) to any other class or series of our stock, at the rate of 8% of the original issue price per annum on a cumulative basis on each outstanding share of Series B and B-1 preferred stock commencing on the original issuance date of each series, which dividends compound on an annual basis. Such dividends are payable in full upon the earliest to occur of (i) the date of any redemption of the Series B and B-1 preferred stock or (ii) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended.

  •
  In the event of any liquidation, the holders of shares of Series B and B-1 preferred stock are entitled to receive, prior and in preference to any distribution of any of our assets to the holders of any other capital stock, an amount equal to the original issue price (adjusted for stock dividends, combinations, and splits) plus all accrued but unpaid dividends on the Series B and B-1 preferred stock for each share of Series B and B-1 preferred stock held by them immediately prior to such liquidation. If upon liquidation, our assets are insufficient to make payment in full to all holders of Series B and B-1 preferred stock, then such assets shall be distributed among the holders of Series B and B-1 preferred stock then outstanding, ratably in proportion to the full amounts due to them.

        On April 24, 2006, the Company sold 3,282,275 shares of its common stock to Caisse de dépôt et placement du Québec ("CDPQ"), a body organized under the laws of the Province of Quebec, in a private placement. In connection with the closing of this transaction, the Company issued 238,482 and 2,298,492 shares of common stock to our President and CEO and affiliates of VantagePoint Venture Partners ("VPVP"), the Company's largest shareholder, respectively, in exchange for an aggregate 20,000 shares of Series B preferred stock and an aggregate of 90,000 shares of Series B-1 preferred stock of Former Aviza, a wholly owned subsidiary of the Company. The shares of Series B and Series B-1 preferred stock were converted to common shares based upon the redemption value of the Series B and Series B-1 preferred stock at the date of closing of the private placement with CDPQ divided by the purchase price which CDPQ paid for the private placement ($4.57 per share). The following table summarizes the conversion of the Series B and Series B-1 preferred stock (in thousands, except number of shares and par value per share):

Former Aviza Preferred Stock Classification	Pre- Conversion Shares	Par Value/ Shares	Par Value of Preferred Stock	Accrued Unpaid Dividends	Redemption Value of Preferred Stock	Private Placement Price Per Common Share	Common Shares Issued on Conversion
Series B	20,000	$100.00	$2,000	$180	$2,180	$4.57	476,964
Series B-1	90,000	100.00	9,000	414	9,414	4.57	2,060,010

	110,000		$11,000	$594	$11,594		2,536,974

12. REDEEMABLE CONVERTIBLE PREFERRED STOCK

      On October 7, 2003, the Company sold 5,226,496 shares of Series A preferred stock for $6.25 per share.

        Significant terms of the redeemable convertible preferred stock ("Series A preferred stock") are as follows:

  •
  The shares are redeemable at any time on or after October 1, 2008, but within 30 days after the receipt by us of a written request from the holders of not less than a majority of the then outstanding shares of Series A preferred stock that all or some of the shares be redeemed.

  •
  Each share of Series A preferred stock is convertible at the option of the holder at any time and from time to time into such number of fully paid and non-assessable shares of common stock at a conversion ratio determined by dividing the original issue price by the conversion price in effect at the time of conversion. The initial conversion price is adjusted in the event of additional issuance of stock below original issue price of Series A preferred stock, stock splits and reverse splits. Each share of Series A preferred stock is automatically converted at the then effective conversion rate immediately prior to the closing of a firm commitment underwritten public offering or upon the written consent of holders of at least two-thirds of the then outstanding shares of Series A preferred stock.

  •
  The holders of each share of Series A preferred stock have the right to one vote for each share of the common stock into which such share of Series A preferred stock could then be converted and have the full voting rights and powers equal to the voting rights and powers of the holders of common stock.

  •
  When and if declared by the Board of Directors, holders of Series A preferred stock are entitled to receive dividends at the rate of 6% of the original issue price per annum, on a noncumulative basis, before any dividends to common stockholders. At the election of each shareholder, the dividend may be in the form of shares of Series A preferred stock or in cash.

  •
  In the event of our liquidation, Series A preferred stockholders are entitled to receive an amount equal to the greater of (i) the original issue price plus all accrued but unpaid dividends on such shares or (ii) such amount as would have been payable in respect of the shares of common stock issuable upon conversion of such shares.

  •
  In the event of our liquidation, each holder of the Series A preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of Aviza to the holders of common stock, an amount equal to the original price (adjusted for stock dividends, combinations, and splits) plus all accrued but unpaid dividends on the Series A preferred stock for each share of Series A preferred stock held by them immediately prior to such liquidation. If upon liquidation, our assets are insufficient to make payment in full to all holders of Series A preferred stock, then such assets are distributed among the holders of Series A preferred stock then outstanding, ratably in proportion to the full amounts due to them.

        As part of the merger transaction with Trikon, the Series A preferred stock outstanding at the time of the merger was exchanged for 5,226,496 shares of Aviza common stock.

13. STOCKHOLDERS' EQUITY

        Common Stock—At September 29, 2006, we had the following common stock reserved for issuance related to the following:

Common stock warrants	406,725
Stock options outstanding and available for future grant	4,093,897

        On December 1, 2005, we closed a merger transaction with Trikon Technologies, Inc. In the merger transaction, a wholly owned subsidiary of the Company was merged with and into Trikon. Trikon shareholders received 0.29 of a share of Aviza common stock in exchange for each share of Trikon common stock they owned. A total of 4,568,946 shares of Aviza common stock were issued in exchange for the outstanding common stock of Trikon as of December 1, 2005. The common stock issued in the transactions was valued using the average closing price of Trikon's common stock on November 30 and December 1, 2005.

        In connection with the merger with Trikon, 5,804,446 shares of Series A and 559,889 shares of common stock of Former Aviza were exchanged for 5,226,496 and 504,140 shares of common stock of the Company (see Note 1), respectively.

        On April 24, 2006, the Company entered into a Stock Purchase Agreement with Caisse de dépôt et placement du Québec ("CDPQ"), a body organized under the laws of the Province of Quebec, for the private placement of 3,282,275 shares of the Company's common stock for an aggregate purchase price of $15,000,000. The common shares sold have not been registered under the Securities Act of 1933. However, the agreement provides that upon request, the Company is obligated, subject to certain conditions, to use its reasonable best efforts (i) to prepare and file with the Securities and Exchange Commission a registration statement to enable the resale of the shares and (ii) to maintain the effectiveness of the registration statement, in each case, for the later of (x) the two-year anniversary of the agreement or (y) the date that all the shares become eligible for sale pursuant to Rule 144 under the Securities Act during any 90-day period. In addition, in connection with the closing of the private placement, all outstanding shares of Series B and Series B-1 preferred stock of the Company's subsidiary, Aviza, Inc., and accrued but unpaid dividends on those shares converted into an aggregate of 2,536,974 shares of the Company's common stock, representing the same per-share price as in the private placement.

        Warrants—Prior to the merger transaction, Former Aviza granted warrants to VPVP to purchase an aggregate of $20 million of Series A preferred stock at a price of $5.625 per share. Former Aviza allocated approximately $3.5 million of the line of credit to the warrants and is amortizing the amount to interest expense over the term of the debt. These warrants were cancelled as part of the merger transaction. As part of the merger transaction, Aviza assumed a warrant issued by Trikon to an investor for the purchase of 101,500 shares of common stock with an exercise price of $21.55 per share. In addition, further warrants for the purchase of 15,225 shares of the common stock were issued to the placement agent. The warrants expire on October 22, 2007. The warrants may be redeemed at the Company's option for $0.34 at any time after the first anniversary of the closing date provided that for any 20 trading days in a 30-day trading period the closing market price exceeds $38.79 for the investor warrants and $40.34 for the placement agent warrants, and the average daily trading volume of Aviza common stock exceeds 43,500 shares.

        In exchange for its continued guarantee of the Company's bank line of credit, on December 1, 2005, Aviza issued warrants to purchase 290,000 shares of common stock at $31.03 per share to VPVP. The warrants have a term of four years (see Note 8).

14. EMPLOYEE BENEFIT PLANS

        Stock Option Plan—During December 2005, the Company established the Aviza Technology, Inc. 2005 Stock Plan ("the 2005 plan"), under which we may grant up to 1,500,000 shares of common stock, subject to annual increases pursuant to an "evergreen" provision, to employees, directors and consultants. In addition to stock options, the 2005 plan provides for the following types of awards:

  •
  Restricted stock units

  •
  Performance share awards

  •
  Restricted stock

  •
  Stock payments

  •
  Performance based awards

  •
  Stock appreciation rights

        The term for the stock options granted under the 2005 plan vary from seven to ten years. Incentive stock options and non-qualified stock option grants under the 2005 plan must be at fair market value at the date of grant. The options generally vest over four to five years. During February 2006, our Board of Directors approved the allocation of an additional 500,000 shares of common stock as available for distribution under the evergreen provision of the 2005 plan. At September 29, 2006, there are 1,750,466 options outstanding and exercisable under the 2005 plan and 249,534 shares remain available for future grants under this plan. The plan is administered by our compensation committee.

        We continue to administer the 2003 Equity Incentive Plan of our subsidiary, Aviza, Inc. ("the 2003 plan"). Under the 2003 plan, we may grant options to purchase up to 1,771,227 shares of common stock to employees, directors and consultants at prices not less than the market value on the date of the grant for incentive stock options and not less than 85% of fair market value on the date of grant for non-qualified stock options. Options under the 2003 plan generally vest over four years and expire ten years from the date of grant. At September 29, 2006, 1,468,582 options were outstanding and exercisable and 21,702 shares remain available for the future grants under this plan.

        In connection with the merger with Trikon on December 1, 2005, the Company assumed the Trikon common stock options outstanding under Trikon's various stock option plans at the merger date based on the exchange ratio used to convert Trikon common shares to Aviza common shares (0.29:1). Trikon had three stock option plans, the 2004 equity incentive plan, the 1991 stock option plan and the 1998 Directors plan. The 1991 stock option plan expired December 2003. No new grants are permitted under either the 1991 stock option plan or the 1998 Directors plan. The options granted by Trikon prior to the merger had vesting rights established by Trikon, and expired no later than ten years after the grant date. We administer the Trikon plans in relation to new grants allowable under the plans, the exercise of options and the termination of options under the terms of the respective plans. As of

September 29, 2006, there are 572,116 options outstanding and exercisable under the three pre-merger Trikon plans with 31,497 shares available for future grants

        The following table summarizes the activity of all our stock plans for the fiscal years ended September 29, 2006 and September 30, 2005, and the fiscal period October 7, 2003 through September 24, 2004, respectively:

	Number of Shares	Weighted Average Exercise Price
Outstanding—October 7, 2003	—	$—
Granted	1,585,657	0.83
Exercised	—	—
Forfeited	(367,375)	0.83

Outstanding—September 24, 2004	1,218,282	0.83
Granted	601,937	1.23
Exercised	(222,854)	1.04
Forfeited	(42,921)	0.92

Outstanding—September 30, 2005	1,554,444	0.95
Option assumed in merger with Trikon	512,401	21.57
Granted	1,956,000	5.20
Exercised	(60,994)	0.94
Forfeited	(170,687)	19.88

Outstanding—September 29, 2006	3,791,164	$5.08

        See Note 2 for additional stock plan information, including stock based compensation disclosures.

        401(k) Plan—We maintain a 401(k) retirement savings plan for our full-time employees in North America. For the fiscal years ended September 29, 2006 and September 30, 2005, and the fiscal period October 7, 2003 through September 24, 2004, each participant in the plan could elect to contribute from 1% to 25% of his or her annual salary to the plan, subject to statutory limitations. Beginning April 1, 2006, we match employee contributions at 25% to a maximum of 3% of the employees' annual salary. During fiscal year 2006, the Company made matching contributions of approximately $126,000.

15. INCOME TAXES

        The components of loss before income taxes are as follows (in thousands):

	Fiscal Year Ended
	September 29, 2006	September 30, 2005	October 7, 2003 through September 24, 2004
Domestic	$(12,392)	$(12,865)	$(17,367)
Foreign	(1,715)	(2,609)	(1,627)

Loss before income taxes	$(14,107)	$(15,474)	$(18,994)

        The Company's provision for income taxes consists of the following (in thousands):

	Fiscal Year Ended
	September 29, 2006	September 30, 2005	October 7, 2003 through September 24, 2004
Current income taxes:
Federal/state	$—	$12	$3
Foreign	581	527	659

Total current income taxes	581	539	662
Deferred income taxes:
Federal/state	—	—	—
Foreign	—	—	—

Provision for income taxes	$581	$539	$662

        Significant components of the Company's deferred tax assets consist of the following (in thousands):

	Fiscal Year Ended
	September 29, 2006	September 30, 2005	October 7, 2003 through September 24, 2004
Deferred tax assets—current:
Capitalized inventory costs	$177	$433	$136
Other current	1,553	—	—
Reserves and accruals not currently deductible	9,089	6,639	4,035

Total gross deferred tax assets—current	10,819	7,072	4,171

Deferred tax assets—non-current:
Fixed assets	2,278	—	15
Capitalized technology	137	—	—
Net operating loss and tax credit carry forwards	44,924	5,122	3,619

Total gross deferred tax assets—non-current	47,339	5,122	3,634

Deferred tax liabilities—non-current:
Fixed assets	(27)	(300)	(759)
Other	—	(3)	—
Intangible amortization	(314)	(31)	(31)

Total gross deferred tax liabilities—non-current	(341)	(334)	(790)

Total net deferred tax assets	57,817	11,860	7,015
Valuation allowance	(57,817)	(11,860)	(7,015)

Total net deferred tax assets	$—	$—	$—

        Reconciliation between the tax provision computed at the statutory income tax rate of 35% and our actual effective income tax provision is as follows (in thousands):

	Fiscal Year Ended
	September 29, 2006	September 30, 2005	October 7, 2003 through September 24, 2004
Tax provision at statutory rate of 35%	$(4,932)	$(5,416)	$(6,648)
State income taxes	(409)	(534)	(921)
Research and development credits	(164)	(406)	(255)
Permanent differences	264	98	63
Foreign rate difference	568	548	204
Other	—	98	—
Increased valuation allowance	5,254	6,151	8,219

Provision for income taxes	$581	$539	$662

        Undistributed earnings of our foreign subsidiaries of approximately $3.6 million at September 29, 2006, are considered to be indefinitely reinvested and, accordingly, no provisions for federal and state income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries.

        The Predecessor was acquired by Aviza Technology, Inc. on October 10, 2003. Net operating loss carry forwards and other deferred tax assets and liabilities that did not carryover have not been recognized by us. We did not acquire the deferred tax assets of ASML. As such, our deferred tax assets, deferred tax liabilities and valuation allowance as of September 29, 2006 were, therefore, entirely generated since the date of acquisition.

        The valuation allowance changed by $45,957,000 and $4,845,000 for the years ended September 29, 2006 and September 30, 2005, respectively. A substantial portion of the increase in valuation allowance is due to the acquisition of Trikon which had substantial net operating losses and other deferrals which were fully offset by a valuation allowance of $35,484,000 at the date of acquisition.

        The total valuation allowance attributable to deferred tax assets related to purchase accounting adjustments is $35.5 million.

        Due to the uncertainty surrounding the realization of the tax attributes in tax returns, the Company has placed a full valuation allowance against its otherwise recognizable deferred tax assets.

        At September 29, 2006, we had approximately $59,567,000 federal, $30,827,000 state, and $71,941,000 foreign net operating loss, or NOL carry forwards, to reduce future taxable income. We also have research and development tax credit carry forwards of approximately $341,000 and $516,000 for federal and state income tax purposes, respectively. The NOL and credit carry forwards expire in 2014 to 2026.

        Our ability to use our federal and state net operating loss carry forwards and federal and state credit carry forwards to reduce future taxable income and future taxes, respectively, may be subject to restrictions attributable to equity transactions that may have resulted in a change of ownership as defined by the Internal Revenue Code Section 382. In the event we have such a change in ownership, utilization of these carry forwards could be severely restricted and could result in significant amounts of these carry forwards expiring prior to benefiting Aviza.

        A substantial portion of the foreign net operating losses are United Kingdom losses related to Trikon which can be offset against future profits arising from the same business indefinitely.

        In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. This interpretation is effective for the Company in the first quarter of fiscal year 2008. The Company has not yet evaluated the impact of the adoption of this statement on the Company's consolidated financial position, results of operations or cash flows.

16. RELATED PARTY TRANSACTIONS

        On October 10, 2003, we entered into a transition services agreement with ASML Holding, N.V. to receive certain services until we established our own systems and developed our own processing capabilities. Under the terms of this agreement, we received payroll services, employee benefit services, accounting services and certain other services related to our international operations. We were also required to render certain services to ASML to support information technology systems. The parties committed to provide the agreed support services over a period of three to five months, all of which expired as of January 2004. The fee for providing such services was negotiated by us with ASML and is not considered material.

        For more information on related party transactions, see Notes 3, 11, 12 and 13.

17. SEGMENT, GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

        Our business consists of multiple products and services which operate in multiple operational segments that are aggregated into one reportable segment due to similar economic characteristics and 1) the nature of the products and services being the same, 2) the nature of the production processes being the same, 3) the type or class of customer being similar, and 4) the distribution process for products and services being similar. All products and services are marketed within the geographic regions in which the Company operates.

        We operate in three geographical regions: Asia Pacific, Europe and North America. For geographical reporting, revenues are attributed to the geographical locations in which the customers' facilities are located, while long-lived assets are attributed to the geographic location in which they are located. The following details our sales and long-lived assets by geographical region (in thousands):

	Fiscal Year Ended
	September 29, 2006	September 30, 2005	October 7, 2003 through September 24, 2004
Net sales:
Asia Pacific	$103,129	$112,192	$35,632
Europe	32,871	36,991	27,609
North America	24,860	22,026	14,457

Total net sales	$160,860	$171,209	$77,698

        During the fiscal year ended September 29, 2006 and September 30, 2005, and the fiscal period October 7, 2003 through September 24, 2004, net sales to Taiwan and the United States constituted 39%, 57% and 12%, and 16%, 13% and 19%, respectively, of total net sales. During the period October 7, 2003 through September 24, 2004, net sales to Germany and Japan constituted 17% and 19% of total net sales, respectively.

	September 29, 2006	September 30, 2005
Long lived assets:
Asia Pacific	$197	$300
Europe	3,165	162
North America	21,904	19,107

Total long-lived assets	$25,266	$19,569

        During the fiscal year ended September 29, 2006, two customers accounted for 24% and 11% of total net sales, respectively. During the fiscal year ended September 30, 2005, three customers accounted for 43%, 15% and 11% of total net sales, respectively. During the fiscal period October 7, 2003 through September 24, 2004, one customer accounted for approximately 16% of total net sales.

18. COMPREHENSIVE LOSS

        The components of comprehensive loss are as follows:

	Fiscal Year Ended
	September 29, 2006	September 30, 2005	October 7, 2003 through September 24, 2004
Net loss	$(14,688)	$(16,013)	$(19,656)
Currency translation adjustment	704	20	(130)

Total comprehensive loss	$(13,984)	$(15,993)	$(19,786)

19. LOSS PER SHARE

        Basic loss per share has been computed based upon the weighted average number of common shares outstanding for the periods presented. For diluted loss per share, shares used in the per share computation include weighted average common and potentially dilutive shares outstanding. Potentially dilutive shares during the fiscal year ended September 29, 2006 consist of the Company's mandatorily redeemable Series B and B-1 preferred stock aggregating 110,000 shares which on April 24, 2006 converted into approximately 2.5 million shares of the Company's common stock, approximately 3.8 million shares of common stock issuable upon the assumed exercise of all outstanding stock options and approximately 0.4 million shares of common stock issuable upon the assumed exercise of all outstanding warrants. During the fiscal year ended September 30, 2005 and the fiscal period October 7, 2003 through September 24, 2004 potentially dilutive shares consisted of the company's Series A preferred stock exercisable into approximately 5.2 million shares of common stock and shares issuable upon the assumed exercise of dilutive stock options. Because the Company recorded a net loss during fiscal 2006, 2005 and the fiscal period October 7, 2003 through September 24, 2004, respectively, the calculation of dilutive loss per share excludes potentially dilutive shares as they were anti-dilutive and would have reduced the loss per share. The following details the calculation of net loss per share for the periods presented (in thousands, except share and per share data):

	Fiscal Year Ended
	September 29, 2006	September 30, 2005	October 7, 2003 through September 24, 2004
Numerator:
Net loss	$(14,688)	$(16,013)	$(19,656)

Denominator:
Weighted average shares, basic	11,209,200	379,319	203,791
Dilutive effect of options, warrants and mandatorily redeemable preferred stock	—	—	—

Total diluted	11,209,200	379,319	203,791

Basic and diluted net loss per share	$(1.31)	$(42.22)	$(96.45)

QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS (UNAUDITED)

        The following table presents certain unaudited consolidated quarterly financial information for the eight quarters ended September 29, 2006. In management's opinion, this information has been prepared on the same basis as the audited Consolidated Financial Statements appearing elsewhere in this prospectus and includes all adjustments necessary to state fairly the unaudited quarterly results of operations set forth herein (in thousands, except share and per share data):

	Quarter Ended
	December 30, 2005	March 31, 2006	June 30, 2006	September 29, 2006
Fiscal year—2006
Net sales	$28,943	$36,241	$43,662	$52,014
Gross profit	7,135	9,191	10,746	17,240
Net loss	(4,631)	(5,312)	(3,966)	(779)
Net loss per share:
Basic and diluted	$(1.25)	$(0.52)	$(0.27)	$(0.05)
Weighted average common shares	3,717,898	10,305,831	14,667,980	16,145,091
	Quarter Ended
	December 24, 2004	March 25, 2005	June 25, 2005	September 30, 2005
Fiscal year—2005
Net sales	$62,519	$32,374	$43,799	$32,517
Gross profit	6,715	6,737	6,821	6,508
Net loss	(1,978)	(3,559)	(6,027)	(4,449)
Net loss per share:
Basic and diluted	$(7.92)	$(11.45)	$(12.70)	$(9.37)
Weighted average common shares	249,637	310,828	474,382	475,065

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the costs and expenses, except for underwriting discounts and commissions, payable by the registrant in connection with this offering. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee and the NASD filing fee.

Amount
SEC registration fee	$3,210
NASD filing fee	3,100
Costs of printing	80,000
Legal fees and expenses	300,000
Accounting fees and expenses	145,000
Transfer agent fees	3,500
Miscellaneous	10,190

Total	$545,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

        Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

        Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

        The registrant's bylaws and certificate of incorporation provide for the mandatory indemnification of its directors, officers, and to the extent authorized by the board of directors, employees and other agents, to the maximum extent permitted by the DGCL, and the registrant has entered into agreements with certain of its officers and directors providing for their indemnification with respect to certain matters. The registrant carries officer and director liability insurance with respect to certain matters, including matters arising under the Securities Act of 1933, as amended.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

        From October 1, 2005 through September 29, 2006, our subsidiary, Aviza, Inc., sold an aggregate of 29,075 shares of its common stock to its directors, officers and employees for an aggregate purchase price of $25,219 pursuant to the exercise of options to purchase shares of its common stock that Aviza, Inc. granted to these individuals pursuant to the terms of the Aviza, Inc. 2003 Equity Incentive Plan. Shares of common stock of Aviza, Inc. converted into the right to receive approximately 0.9 of a share of our common stock in connection with our December 2005 merger transaction with our subsidiary, Trikon Technologies, Inc.

        On April 24, 2006, we sold an aggregate of 3,282,275 shares of our common stock to Caisse de dépôt et placement du Québec, a body organized under the laws of the Province of Québec, for an aggregate purchase price of $15,000,000 in a private placement. In connection with and at the closing of this sale, Jerauld J. Cutini, our President and Chief Executive Officer, elected to convert all 10,000 shares of Series B Preferred Stock of our subsidiary, Aviza, Inc., held by him into an aggregate of 238,482 shares of our common stock, and affiliates of VantagePoint Venture Partners elected to convert all 10,000 shares of Series B Preferred Stock of Aviza, Inc. and all 90,000 shares of Series B-1 Preferred Stock of Aviza, Inc. held by them into an aggregate of 2,298,492 shares of our common stock. Pursuant to the terms of Aviza, Inc.'s certificate of incorporation, each share of Series B Preferred Stock and Series B-1 Preferred Stock of Aviza, Inc. was converted into a number of shares of Aviza's common stock determined by dividing (a) the redemption price of such share of Series B Preferred Stock or Series B-1 Preferred Stock of Aviza, Inc. on the closing date of the offering by (b) $4.57, which is the per-share purchase price that Caisse de dépôt et placement du Québec paid for its shares.

        Aviza, Inc.'s and our issuances of securities in the transactions described above were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or Section 4(2) of the Securities Act and Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering, as applicable. The recipients of the securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)
  Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description
*1.1	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of Aviza Technology, Inc., incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by the registrant with the Commission on December 29, 2005.
3.2	Amended and Restated Bylaws of Aviza Technology, Inc., incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed by the registrant with the Commission on December 29, 2005.

4.1	Specimen certificate of common stock of Aviza Technology, Inc., incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed by the registrant with the Commission on December 29, 2005.
*5.1	Opinion of Latham & Watkins LLP, regarding the validity of the securities to be registered.
10.1	Second Amended and Restated Stockholder Agreement by and among Aviza Technology, Inc., Trikon Technologies, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P., dated as of October 18, 2005, incorporated by reference to Exhibit 10.1.2 to Amendment No. 4 to the Registration Statement on Form S-4 filed by the registrant with the Commission on October 28, 2005.
10.2	Amendment to Second Amended and Restated Stockholder Agreement, dated as of April 24, 2006, by and among the Company, Trikon Technologies, Inc. and VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P., incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the registrant with the Commission on April 25, 2006.
10.3	Amendment No. 2 to Second Amended and Restated Stockholder Agreement, dated as of December 1, 2006, by and among the Company, Trikon Technologies, Inc. and VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant with the Commission on December 21, 2006.
10.4	Stock Purchase Agreement, dated as of April 24, 2006, by and between Aviza Technology, Inc. and Caisse de dépôt et placement du Québec, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant with the Commission on April 25, 2006.
10.5	Aviza Technology, Inc. 2007 Management Bonus Plan, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the registrant with the Commission on December 21, 2006.
10.6	Aviza Technology, Inc. Amended and Restated 2005 Stock Plan, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the registrant with the Commission on December 21, 2006.
10.7	Trikon Technologies, Inc. 2004 Equity Incentive Plan, incorporated by reference to Appendix B to the Proxy Statement for the 2004 Annual Meeting of Stockholders filed by Trikon Technologies, Inc. with the Commission on August 2, 2004.
10.8	Amendment No. 1 to the Trikon Technologies, Inc. 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the registrant with the Commission on December 21, 2006.
10.9	Aviza, Inc. Deferred Compensation Plan, incorporated by reference to Exhibit 10.26 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.
10.10	Aviza, Inc. 2003 Equity Incentive Plan, incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.
10.11	Amendment No. 1 to the Aviza, Inc. 2003 Equity Incentive Plan, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the registrant with the Commission on December 21, 2006.

10.12	Trikon 1998 Directors Plan, as amended to date, incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-8 filed by Trikon Technologies, Inc. with the Commission on March 5, 1999.
10.13	Trikon 1991 Stock Option Plan, as amended to date, incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by Trikon Technologies, Inc. with the Commission on March 5, 1999.
10.14	Credit Agreement between Bank of America, N.A. and Aviza, Inc. dated as of August 6, 2004, incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.
10.15	Amendment No. 1, dated as of September 23, 2004, to Credit Agreement between Bank of America, N.A. and Aviza, Inc., incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.
10.16	Amendment No. 2, dated as of February 23, 2005, to Credit Agreement between Bank of America, N.A. and Aviza, Inc., incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.
10.17	Amendment No. 3, dated as of September 26, 2005, to Credit Agreement between Bank of America, N.A. and Aviza, Inc. (formerly, Aviza Technology, Inc.), incorporated by reference to Exhibit 10.21 to Amendment No. 2 to the Registration Statement on Form S-4 filed by the registrant with the Commission on September 28, 2005.
10.18	Amendment No. 4, dated as of December 1, 2005, to Credit Agreement between Bank of America, N.A. and Aviza, Inc., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant with the Commission on December 28, 2005.
10.19	Amendment No. 5, dated as of March 31, 2006, to Credit Agreement between Bank of America, N.A. and Aviza, Inc., incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the registrant with the Commission on April 25, 2006.
10.20	Amendment No. 6, dated as of May 1, 2006, to Credit Agreement between Bank of America, N.A. and Aviza, Inc., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant with the Commission on June 5, 2006.
10.21	Loan and Security Agreement between iStar Financial Inc. and Aviza, Inc. dated as of September 23, 2004, incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.
10.22	Continuing Guaranty by VantagePoint Venture Partners IV, L.P. in favor of Bank of America, N.A. dated August 6, 2004, incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.
10.23	Security Agreement between Aviza, Inc. and Aviza Technology International, Inc. and VantagePoint Venture Partners IV (Q), L.P. dated August 6, 2004, incorporated by reference to Exhibit 10.22 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.
10.24	Reimbursement Agreement by and among Aviza, Inc., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV(Q), L.P. dated August 6, 2004, incorporated by reference to Exhibit 10.23 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.

10.25	Master Lease Agreement (No. 4281828) between Aviza, Inc., as lessee, and General Electric Capital Corporation, as lessor, dated as of May 11, 2004, incorporated by reference to Exhibit 10.24 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.
10.26	Form of Indemnity Agreements with directors and officers of Aviza Technology, Inc., incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the registrant with the Commission on August 26, 2005.
10.27	Employment Agreement, dated as of December 1, 2005, between Aviza Technology, Inc. and Jerauld J. Cutini, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant with the Commission on April 7, 2006.
10.28	Employment Agreement, dated as of December 1, 2005, between Aviza Technology, Inc. and Patrick C. O'Connor, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the registrant with the Commission on April 7, 2006.
10.29	Employment Agreement, dated as of December 1, 2005, between Aviza Technology, Inc. and John Macneil, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the registrant with the Commission on April 7, 2006.
21.1	Subsidiaries of Aviza Technology, Inc., incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K filed by the registrant with the Commission on December 18, 2006.
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm with respect to the registrant.
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm with respect to Trikon Technologies, Inc.
23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).
99.1	Consent of C. Richard Neely, Jr. to be named as a director nominee.

*
To be filed by amendment.

ITEM 17. UNDERTAKINGS.

        The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Scotts Valley, state of California, on January 5, 2007.

AVIZA TECHNOLOGY, INC.
By:	/s/ PATRICK C. O'CONNOR Patrick C. O'Connor Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Jerauld J. Cutini and Patrick C. O'Connor, and each of them, with full power to act without the other, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement, and any and all amendments thereto (including post-effective amendments and any registration statement related to the same offering and filed pursuant to Rule 462(b) under the Securities Act), and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JERAULD J. CUTINI Jerauld J. Cutini	President, Chief Executive Officer and Director (Principal Executive Officer)	January 5, 2007
/s/ PATRICK C. O'CONNOR Patrick C. O'Connor	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	January 5, 2007
/s/ JOHN MACNEIL John Macneil	Executive Vice President, Chief Technology Officer and Director	January 5, 2007
/s/ ROBERT R. ANDERSON Robert R. Anderson	Chairman of the Board of Directors
January 5, 2007

/s/ DAVID C. FRIES David C. Fries	Director	January 5, 2007
/s/ RICHARD M. CONN Richard M. Conn	Director	January 5, 2007
/s/ KLAUS C. WIEMER Klaus C. Wiemer	Director	January 5, 2007
/s/ DANA C. DITMORE Dana C. Ditmore	Director	January 5, 2007
/s/ ANDREW T. SHEEHAN Andrew T. Sheehan	Director	January 5, 2007

EXHIBIT INDEX

Exhibit Number	Description
*1.1	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of Aviza Technology, Inc., incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by the registrant with the Commission on December 29, 2005.
3.2	Amended and Restated Bylaws of Aviza Technology, Inc., incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed by the registrant with the Commission on December 29, 2005.
4.1	Specimen certificate of common stock of Aviza Technology, Inc., incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed by the registrant with the Commission on December 29, 2005.
*5.1	Opinion of Latham & Watkins LLP, regarding the validity of the securities to be registered.
10.1	Second Amended and Restated Stockholder Agreement by and among Aviza Technology, Inc., Trikon Technologies, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P., dated as of October 18, 2005, incorporated by reference to Exhibit 10.1.2 to Amendment No. 4 to the Registration Statement on Form S-4 filed by the registrant with the Commission on October 28, 2005.
10.2	Amendment to Second Amended and Restated Stockholder Agreement, dated as of April 24, 2006, by and among the Company, Trikon Technologies, Inc. and VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P., incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the registrant with the Commission on April 25, 2006.
10.3	Amendment No. 2 to Second Amended and Restated Stockholder Agreement, dated as of December 1, 2006, by and among the Company, Trikon Technologies, Inc. and VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant with the Commission on December 21, 2006.
10.4	Stock Purchase Agreement, dated as of April 24, 2006, by and between Aviza Technology, Inc. and Caisse de dépôt et placement du Québec, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant with the Commission on April 25, 2006.
10.5	Aviza Technology, Inc. 2007 Management Bonus Plan, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the registrant with the Commission on December 21, 2006.
10.6	Aviza Technology, Inc. Amended and Restated 2005 Stock Plan, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the registrant with the Commission on December 21, 2006.
10.7	Trikon Technologies, Inc. 2004 Equity Incentive Plan, incorporated by reference to Appendix B to the Proxy Statement for the 2004 Annual Meeting of Stockholders filed by Trikon Technologies, Inc. with the Commission on August 2, 2004.
10.8	Amendment No. 1 to the Trikon Technologies, Inc. 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the registrant with the Commission on December 21, 2006.

10.9	Aviza, Inc. Deferred Compensation Plan, incorporated by reference to Exhibit 10.26 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.
10.10	Aviza, Inc. 2003 Equity Incentive Plan, incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.
10.11	Amendment No. 1 to the Aviza, Inc. 2003 Equity Incentive Plan, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the registrant with the Commission on December 21, 2006.
10.12	Trikon 1998 Directors Plan, as amended to date, incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-8 filed by Trikon Technologies, Inc. with the Commission on March 5, 1999.
10.13	Trikon 1991 Stock Option Plan, as amended to date, incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by Trikon Technologies, Inc. with the Commission on March 5, 1999.
10.14	Credit Agreement between Bank of America, N.A. and Aviza, Inc. dated as of August 6, 2004, incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.
10.15	Amendment No. 1, dated as of September 23, 2004, to Credit Agreement between Bank of America, N.A. and Aviza, Inc., incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.
10.16	Amendment No. 2, dated as of February 23, 2005, to Credit Agreement between Bank of America, N.A. and Aviza, Inc., incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.
10.17	Amendment No. 3, dated as of September 26, 2005, to Credit Agreement between Bank of America, N.A. and Aviza, Inc. (formerly, Aviza Technology, Inc.), incorporated by reference to Exhibit 10.21 to Amendment No. 2 to the Registration Statement on Form S-4 filed by the registrant with the Commission on September 28, 2005.
10.18	Amendment No. 4, dated as of December 1, 2005, to Credit Agreement between Bank of America, N.A. and Aviza, Inc., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant with the Commission on December 28, 2005.
10.19	Amendment No. 5, dated as of March 31, 2006, to Credit Agreement between Bank of America, N.A. and Aviza, Inc., incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the registrant with the Commission on April 25, 2006.
10.20	Amendment No. 6, dated as of May 1, 2006, to Credit Agreement between Bank of America, N.A. and Aviza, Inc., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant with the Commission on June 5, 2006.
10.21	Loan and Security Agreement between iStar Financial Inc. and Aviza, Inc. dated as of September 23, 2004, incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.
10.22	Continuing Guaranty by VantagePoint Venture Partners IV, L.P. in favor of Bank of America, N.A. dated August 6, 2004, incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.
10.23	Security Agreement between Aviza, Inc. and Aviza Technology International, Inc. and VantagePoint Venture Partners IV (Q), L.P. dated August 6, 2004, incorporated by reference to Exhibit 10.22 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.

10.24	Reimbursement Agreement by and among Aviza, Inc., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV(Q), L.P. dated August 6, 2004, incorporated by reference to Exhibit 10.23 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.
10.25	Master Lease Agreement (No. 4281828) between Aviza, Inc., as lessee, and General Electric Capital Corporation, as lessor, dated as of May 11, 2004, incorporated by reference to Exhibit 10.24 to the Registration Statement on Form S-4 filed by the registrant with the Commission on June 24, 2005.
10.26	Form of Indemnity Agreements with directors and officers of Aviza Technology, Inc., incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the registrant with the Commission on August 26, 2005.
10.27	Employment Agreement, dated as of December 1, 2005, between Aviza Technology, Inc. and Jerauld J. Cutini, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant with the Commission on April 7, 2006.
10.28	Employment Agreement, dated as of December 1, 2005, between Aviza Technology, Inc. and Patrick C. O'Connor, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the registrant with the Commission on April 7, 2006.
10.29	Employment Agreement, dated as of December 1, 2005, between Aviza Technology, Inc. and John Macneil, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the registrant with the Commission on April 7, 2006.
21.1	Subsidiaries of Aviza Technology, Inc., incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K filed by the registrant with the Commission on December 18, 2006.
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm with respect to the registrant.
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm with respect to Trikon Technologies, Inc.
23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).
99.1	Consent of C. Richard Neely, Jr. to be named as a director nominee.

*To be filed by amendment.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Aviza Technology, Inc.
The Offering
Summary Consolidated Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF OUR COMMON STOCK
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
AVIZA TECHNOLOGY, INC. UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS For the Fiscal Year Ended September 29, 2006 (In thousands, except per share amounts)
AVIZA TECHNOLOGY, INC. NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In thousands, except par amounts and number of shares)
AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except shares and loss per share amounts)
AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS) (In thousands, except share amounts)
AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS (UNAUDITED)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX